Exhibit 13.1

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

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SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"A deep, rich, and wonderfully written RPG that lives up to the towering legacy of the games that inspired it."

GAME INFORMER
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"A deep, rich, and wonderfully written RPG that lives up to the towering legacy of the games that inspired it."

GAME INFORMER

Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES ▾ DEVELOPERS ABOUT BLOG

*This campaign has ended, but Slacker Backer rewards are available! Please **click here** to pledge.*

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE
Hunt a god. Save your soul.

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

*This campaign has ended, but Slacker Backer rewards are available! Please **click here** to pledge.*

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN

Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN

Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please ***click here*** *to pledge.*

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please **click here** to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please ***click here*** *to pledge.*

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES ▾ DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES ▾ DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS

CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL		
FIG FUNDS		$2.25M
PLEDGES		$2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 OF $1,100,000 GOAL

400% OF GOAL

TOTAL

FIG FUNDS

PLEDGES

The total amount of contributions made during the campaign in addition to Slacker Backer pledges made after the campaign.

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES ▾ DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please **click here** to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



The Goal is the amount expected to be needed to complete the development of the game for commercial release, as estimated by Fig and the game developer. It excludes any other sources of funding available to the developer. The total only includes contributions made during the campaign.

CA

$4,407,598

OF $1,100,000 GOAL

400%

OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,237

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN

Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please **click here** to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment



PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

This amount equals Pledges plus the Fig Funds.

400%
OF GOAL

TOTAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,266

33,614 BACKERS

SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

fig GAMES ▾ DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE

SUPPORTED PLATFORMS



The anticipated amount that Fig will directly fund the developer for the development of the game, from its working capital funded in part by the investment proceeds. The Fig Funds may increase during the campaign, up to a cap agreed to with the developer.

CESSFUL

400%

OF GOAL

FIG FUNDS $2.25M

PLEDGES $2.15M

POST-CAMPAIGN TOTAL: $4,495,266

33,614 BACKERS SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN

Praise for Pillars of Eternity


fig
GAMES
DEVELOPERS
ABOUT
BLOG
This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.
PILLARS OF ETERNITY II: DEADFIRE
by Obsidian Entertainment
PILLARS OF ETERNITY II
DEADFIRE
SHARE
SUPPORTED PLATFORMS
CAMPAIGN SUCCESSFUL
$4,407,598
OF $1,100,000 GOAL
400%
OF GOAL
The total amount of money pledged by Backers.
$2.25M
PLEDGES
$2.15M
POST-CAMPAIGN TOTAL: $4,495,266
33,614 BACKERS
SUCCEEDED FEB 24, 2017 8PM
SLACKER BACKER PLEDGE
The campaign has ended, but you can still pledge!
"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."
IGN
Praise for Pillars of Eternity

fig GAMES DEVELOPERS ABOUT BLOG

This campaign has ended, but Slacker Backer rewards are available! Please click here to pledge.

PILLARS OF ETERNITY II: DEADFIRE

by Obsidian Entertainment


PILLARS OF ETERNITY II
DEADFIRE

SHARE SUPPORTED PLATFORMS



CAMPAIGN SUCCESSFUL

$4,407,598 **400%**

OF GOAL

Backers pledge to pay the developer a certain amount of money to receive their choice of the rewards described on this page. Only includes backers who participated during the campaign.

$2.25M

$2.15M

33,614 BACKERS SUCCEEDED FEB 24, 2017 8PM

SLACKER BACKER PLEDGE

The campaign has ended, but you can still pledge!

"Players who have been waiting for a deep, true role-playing epic are virtually guaranteed to fall in love."

IGN
Praise for Pillars of Eternity

UPDATE #23 - CREATURE FEATURE - ALL ABOUT NAGA!

Previously, we shared with you a concept for naga, a species of reptilian wilder in Pillars II. In this update, we reveal types of naga, their history, and what fuels their desire to attack anyone who gets in their way. Additionally, see how we're progressing towards our remaining stretch goals!

READ MORE

Thank you so much for your incredibly generous support! We hope you had as much as fun as we did during the *Deadfire* campaign. We will continue to be active here in comments, and will continue to send out updates.

If you missed contributing, you can do so still either here on FIG with the "Slacker Backer" button above, or on our own backer site. If you need to use PayPal, that is offered on our backer site.

If you contributed here on FIG, we will update soon on when all the pledges have been moved over to our backer site, so you can get the already available rewards. If you go over there before we do that, your information will not be there.

If you have contributed for *Deadfire* on our backer site, you will have access to what is already available - which for right now is just Cooking with Tim 1.0 from our first crowdfunding campaign back in 2012.

The Pillars of Eternity II Team

Latest News

Feb 24 - PAYPAL IS NOW LIVE! eternity.obsidian.net/backer If you aren't

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

able to back through Fig and still want to become a backer of Pillars of Eternity II: Deadfire, you now have the option to pledge via Paypal! Head on over and create an account, or log in using your existing forum credentials. We've exceeded the $4.0 million mark, unlocking a set of new, uncharted islands, as well as new ship types! And we hit the $4.25 million stretch that adds an Intelligent Weapon to the game! The next stretch goal is Ship Crew at $4.5 million!


GOAL ACHIEVED!
THANK YOU!
$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!


NEXT STRETCH GOAL
$4.5M - SHIP CREW!
Hire and Manage a Crew for Your Ship!

Feb 23 - We hit $3.5 million last night! We're hitting goals fast and furious, but can we reach $5 million? Next up, $3.75 million and the **uncharted islands**, plus Simplified Chinese localization!

Feb 22 - You can be on a boat! In Update 16 we've revealed how you and your party will get around in the Deadfire with your very own ship! To learn more about what we're doing with ships in Deadfire, be sure to check out the interview Josh did with IGN. We also just hit $3.25 million - Four Sidekicks are now added to the game! Amazing and thank you! On to New Ship Upgrades at the $3.5M mark!

Feb 19 - $3.0M Hit! - Companion Relationships added to the game! Haven't been around to know what that means? Please watch this video as design director, Josh Sawyer explains everything you would ever want to know about relationships. Now onto $3.25M and Sidekicks. You can get more information

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

356 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

director, Josh Sawyer explains everything you would ever want to know about relationships. Now onto $3.25M and Sidekicks. You can get more information about them in Update 14.


Fulvano's Voyage

Explore the sights, sounds, and smells of the Deadfire with Fulvano's guide to the archipelago. Fulvano's Voyage is our new, backer-unlockable Island Chain that players can visit and explore, and which grows along with the number of backers we get! For every 1,500 additional backers starting at 20,500, we are adding or expanding another leg in Fulvano's voyage. After 10 discoveries of new islands, including a pirate hideout, a three level dungeon, an island of slavers, and a ship graveyard, Fulvano's journey sadly has come to an end! He encountered one of the deadly creatures of the Deadfire and is now headed to a new adventure. Thank you to everyone who participated in making Fulvano's voyage possible!


I. Balefire Beacon

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition,


II. Dunnage
IV. Tempest's Turn
IX. Radiant Court
III. The Drowned Barrows
V. Drowned Barrows Dungeon
VIII. Drowned Barrows Depths
VI. Ori o Koiki

including everything from the Premium Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS


VII. Crookspur Island
X. Splintered Reef
My seafaring days behind me, I made for the frontier of the Eastern Reach, where tranquility awaits.
-F.

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

Welcome Back to Eora

Eothas has returned. The god of light and rebirth was thought dead, but he now inhabits the stone titan that sat buried under your keep, Caed Nua, for millennia. Ripping his way out of the ground, he destroyed your stronghold and left you at the brink of death. To save your soul, you must track down the wayward god and demand answers - answers which could throw mortals and the gods themselves into chaos.



Your hunt takes you to the Deadfire Archipelago. Located even farther east than the colonies of the Eastern Reach, Deadfire comprises hundreds of islands spanning thousands of miles - ranging from lush tropics to barren deserts. Many of these lands have never been charted, while others are inhabited by rich native cultures and a new wave of colonial settlers.

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

Obsidian Entertainment proudly presents the sequel to our crowdfunded and critically-acclaimed role-playing game, *Pillars of Eternity*. Welcome to *Pillars of Eternity II: Deadfire*. With Pillars II, we are revisiting the rich narrative, beautiful environments, and tactical combat that made *Pillars of Eternity* one of the highest-rated PC games of all time. Having a development team of over 77,000 people made the first game possible, but your feedback and community support made it amazing! Our team wants to take you on a second journey to Eora. We couldn't be more excited to get all of you involved in *Pillars of Eternity II: Deadfire*.

What's New

Explore Deadfire

Voyage by land and sea across the myriad islands of Deadfire to discover new cultures and environments. Help to resolve a multi-layered conflict between the locals, ambitious trading companies, and bands of fierce pirates while following in the footsteps of Eothas.



A Living, Breathing World

The people of Deadfire have lives of their own, jobs to do, and appointments to keep. They will carry on with their affairs even when you're not watching. If you

$109 SLACKER BACKER!

EARLY ACCESS + CREDITS + BOX

8 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

don't find the street gang in their usual haunt, a street urchin might be persuaded to tell you that at night you'll find them at their flop house.

New and Returning Companions

While some familiar faces will be returning, Deadfire will also present a fresh crop of travelers with stories of their own. Companions are tightly intertwined with the fate of Eothas and the Deadfire and will change based on the player's choices over the course of the story.



Enhanced Reactivity

Continue the story you began as the Watcher of Caed Nua in Pillars of Eternity, and see how your decisions and actions in the Dyrwood persist in Deadfire.

Dynamic Weather

In addition to the rich and diverse environments, Pillars II will feature intense and immersive dynamic weather. Rains, fierce winds and sandstorms are among the harsher conditions that are commonplace in Deadfire. You'll even hear the rain pounding on the roof when you go inside.



Estimated Delivery: Q1 2018

$149

SLACKER BACKER!

COLLECTOR'S EDITION

49 BACKERS

A physical box copy of Pillars of Eternity II: Deadfire, along with an additional digital copy, so you don't have to break open the box! Plus, you'll get your name in the credits, a cloth map, mousepad, concept art print, and early access to the beta. Previous digital rewards are included, except those from the "Complete Pillars Bundle."

REWARDS

- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art



And, There's More

A new dynamic lighting and shadows engine brings even more life to characters in the world. Pillars II features revised spells and abilities, with new visual effects working in concert with the new lighting and shadow. We are also adding tons of scripted interactions that let you easily choose who from your party participates, all-new interfaces for inventory and dialog, new creatures, and much, much more.



Why We're Asking For Your Help

In addition to localizing the game in both French and German languages, funding this campaign allows us to include multiclassing. This would offer players and companions alike the chance to branch their available skills over

- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$199

SLACKER BACKER!

ELITE COLLECTOR'S + STATUE

33 BACKERS

You receive the Collector's Edition box, a physical copy of Pillars of Eternity II: Deadfire, and a digital key so you don't have to open the box. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

REWARDS

- Od Nua Statue
- Hardcover Guidebook Volume II
- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- In-Game Credit
- VIP Forum Badge
- In-Game Pet

time, opening the way for more opportunities for the role-playing and customization that our fans deserve. Choice, as ever, is vital to the experience of role-playing games. By taking levels in multiple classes, your characters will be able to evolve in new and unique ways.

We're already working hard on *Pillars of Eternity II: Deadfire*. So far, we've been funding the game on the success of *Pillars of Eternity*. This has given us the freedom to start creating an amazing story – one that we're excited to share. With your support, we can make *Pillars of Eternity II* the best role-playing game it can possibly be.

Check back with us early and often! We'll be regularly updating this page with news, design info, and answers to your questions in the Comments section.

From all of us at Obsidian, thank you so much for your continued support!


Stretch Goals
Stretch Goals
$1.1m - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
$1.4m - Sub Classes!
You can select from 2 sub-classes per class

- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$249

SLACKER BACKER!

SIGNED ELITE COLLECTOR'S

25 BACKERS

This is the ultimate collection for Pillars fans. You receive the Collector's Edition box signed by the dev team and a physical copy of Pillars of Eternity II: Deadfire, plus a digital copy to keep your box pristine. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

$1.6M - Level Cap Increase
From Lvl16 -18, plus Russian localization

$1.8M - Seventh Companion
Xoti the priest/monk can join you, and Polish

$2.0M - AI Customization
Player AI scripting for companions, & Spanish

$2.2M - NPC Portraits
UI Customization, & Italian

$2.4M - Double the V.O.!
Twice as much voice over & Korean

$2.6M - Berath's Blessing
Begin a new game with gifted bonuses.

$2.8M - Orchestra! and More
Orchestra, Increased Level Cap (20), Sub-classes

$3.0M - Relationships
Companion relationships

$3.25M - Sidekicks
4 sidekicks may journey with you through Eora.

$3.5M - New Ship Upgrades!
More Ship Upgrade Options, & Portuguese.

$3.75M - Uncharted Islands!

REWARDS

- Signed Collector's Edition
- Digital Copy of Pillars II
- Od Nua Statue
- Early Access Beta
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$500

SLACKER BACKER!

NAME A PET

More Islands to Explore & Simplified Chinese.

$4.0M - NEW SHIP TYPES!
New Ship Types to Own and Customize.

$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!

NEXT STRETCH GOAL

$4.5M - SHIP CREW!
Hire and Manage a Crew for Your Ship!

$4.75M - SEA MONSTERS, FISHING!
Hunt Sea Monsters and Go Fishing!

$5.0M - 8TH COMPANION!
Adds Ydwin as a Full Companion.

WALLPAPERS


PILLARS OF ETERNITY II

0 BACKERS

Name a pet in Pillars of Eternity II: Deadfire. Work with the development team to name a dog, cat, or pig, and select a color for them from a list of existing textures. At this tier your name now appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Name a Pet
- Signed Collector's Edition
- Digital Copy of Pillars II
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version



Wallpapers: 2048x1536 | 2560x1440 | Facebook Header | Twitter Header


PILLARS OF ETERNITY II
DEADFIRE

Wallpapers: 2048x1536 | 2560x1440 | Facebook Header | Twitter Header

Design Details

Here's a new section that goes over all (hopefully) the design details of the game that we have released. Plus some other links that you might find interesting.

Attribute Tuning in Pillars of Eternity 1 - This was a GDC 2016 talk Josh put together, and it covers a lot of his thoughts on what was done right and wrong in Eternity, suggesting what we are thinking about for Deadfire.

Grimores and Trinkets - Josh also talked about this on his Tumblr Page.

Multiclassing - Josh talked about this in Update #7.

- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$750

SLACKER BACKER!

CREATE AN ITEM

2 BACKERS
Limited! 2 of 8 claimed.

Create a piece of equipment that will be used by players all over the world. Work with the Pillars II team to decide the lore, appearance, and type of item that will go into the game (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create an Item
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge

Skill System Updates - Josh talks about this on his Tumblr Page.

Sub-classing - This was talked about in our very first update.

Companion Relationships - You can learn more in Update #13.

About Obsidian Entertainment

Obsidian Entertainment specializes in creating the most engrossing role-playing experiences in the world. Founded by veterans of Black Isle Studios, our roots go down to *Baldur's Gate*, *Icewind Dale*, *Planescape: Torment*, *Fallout*, and *Fallout 2*, all classics of the role-playing genre.

For more than a decade, Obsidian has continued to develop RPGs that players and critics adore, including *Star Wars: Knights of the Old Republic II: The Sith Lords*, *Fallout: New Vegas*, and *South Park: The Stick of Truth*. The studio brought back the classic isometric RPG with its critically-acclaimed, massively crowdfunded title *Pillars of Eternity*. More recently, Obsidian has continued to push the boundaries of the cRPG with the highly praised *Tyranny*.

Reward Tiers


$29 - Digital Download
Backer Badge
Digital Download
Tyranny Coupon
In-Game Item

- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$1,750 SLACKER BACKER!

PORTRAIT IN-GAME IV

0 BACKERS
Limited! 0 of 3 claimed.

You want more portraits, and we want to make them! Our most popular prize returns yet again! Become a permanent part of Pillars of Eternity II: Deadfire! An artist from the Pillars II team will create a full-color custom portrait of you based on a photo you send them, with one restriction: your in-game portrait will be you depicted as your choice of: Aumaua, Dwarf, Godlike


$45 - Premium Digital
Digital Guidebook
In-Game Pet
In-Game Item #2
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
Backer Badge
Digital Download
Tyranny Coupon
In-Game Item


$59 - Physical Copy
Boxed Copy of Deadfire
Backer Badge
In-Game Pet
In-Game Item
In-Game Item #2
Digital Guidebook
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1

(except Death Godlike), or Orlan. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Custom Player Portrait
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie


$65 - Ultimage Digital
Backer Badge
In-Game Pet
In-Game Item
In-Game Item #2
Digital Download
Digital Soundtrack
Digital Guidebook
Cooking with Tim, Vol 1
Pillars of Eternity RPG
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$79 - Pillars Bundle
Pillars of Eternity I: Hero Edition + The White March Expansion
Backer Badge
In-Game Pet
In-Game Item
In-Game Item #2
Digital Download

Estimated Delivery: Q1 2018

$2,000

SLACKER BACKER!

CREATE A SUPER-PET

0 BACKERS

Limited! 0 of 2 claimed.

Create a super-pet with the development team! You can choose from almost any creature in Pillars II and the team will make a pet version of it. Customize the texture and select a buff your super-pet can give you (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Pet
- Special In-Game Item #1
- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II
- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- Gold Tier In-Game Credits
- Digital Copy of Pillars II


Digital Guidebook
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$99 - Credits!
V.I.P. Backer Badge
Early Access Beta
In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2
Digital Download
Digital Guidebook
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
NOW INCLUDES!

- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$3,000

+ SHIPPING

SLACKER BACKER!

CREATE A SPELL

0 BACKERS

Limited! 0 of 3 claimed.

If you could learn any spell, what would it be? The choice is yours. Work with the Pillars II design team to name an Archmage and create your very own spell. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Spell


Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$109 - Credits and Physical
Boxed Copy of Deadfire
In-Game Credits
Backer Badge
Early Access Beta
In-Game Pet
In-Game Item
In-Game Item #2
Digital Guidebook
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1


NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3

- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000

SLACKER BACKER!

+ SHIPPING

CREATE AN INN


Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon
$149 - Collector's Edition
Deadfire Patch
CE Box of Deadfire + Digital Copy
Printed Manual
Cloth Map
Mouse Pad
8x10 Print of Concept Art
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
In-Game Credits
Digital Guidebook
Early Access Beta
Additional Digital Download
Digital Soundtrack
Cooking with Tim, Vol 1
Pillars of Eternity RPG
In-Game Pet
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3

0 BACKERS

Limited! 0 of 3 claimed.

Drinks for everyone! Create your own Inn or Tavern. Work alongside the developers to name and design the inn or tavern of your dreams (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create an Inn or Tavern
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds

$4,407,598
GOAL $1,100,000

33,614
BACKERS

SLACKER BACKER PLEDGE


Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$199 - Elite Collector's
Deadfire Patch
Printed Manual
CE Box of Deadfire + Digital Copy
Hardcover Guidebook
10" Od Nua Statue
Cloth Map
Mouse Pad
8x10 Print of Concept Art
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1


NOW INCLUDES!
Hi-Res
Digital PoE I
Digital
Digital Concept
Desktop

- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000
+ SHIPPING

SLACKER BACKER!

BUILD A PIRATE PARTY

0 BACKERS
Limited! 0 of 2 claimed.

Create a pirate party and ship! Work with the development team to create a band of pirates and design your own ship (some restrictions apply). Your pirates will be ready to ambush players when they least expect it. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Pirate Party and Ship
- Special In-Game Item #1
- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II


Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$249 - Signed C.E.
SIGNED CE Box of Deadfire + Digital Copy
10" Od Nua Statue
Printed Manual
Cloth Map
Hardcover Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1


NOW INCLUDES!

- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Gold Tier In-Game Credits
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- 20 Digital Copies of Pillars of Eternity II: Deadfire
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$10,000

SLACKER BACKER!

TOP BACKER

0 BACKERS
Limited! 0 of 2 claimed.

Thank you for supporting Pillars of Eternity


Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$500 - Name a Pet
Name a Pet
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1


NOW INCLUDES!

II: Deadfire! With this reward tier, the team wants to thank you in person. Work directly with the Pillars II developers to create a Soulbound item, play Lords of the Eastern Reach with the devs, and hang out with the team! You must be able to pay for your travel and accommodations to the Obsidian office in Irvine, California. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier or digital copy of Pillars II.

REWARDS

- Soulbound Item
- Meet the Team
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Signed Collector's Edition
- Physical Box Copy of Pillars II
- Od Nua Statue
- Mousepad
- Cloth Map
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Copy of Pillars II
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers


Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$750 - Create an Item II
Create an Item
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
NOW INCLUDES!

- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$5

REWARD!

OBSIDIAN INITIATE

107 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

REWARD!

DIGITAL DOWNLOAD

15,506 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers. Additionally, you receive a special in-game


Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$1500 - Be an NPC
Design an In-Game NPC + Portrait
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
NOW INCLUDES!

item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

REWARD!

PREMIUM DIGITAL

10,023 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$4,407,598
GOAL $1,100,000

33,614
BACKERS

SLACKER BACKER PLEDGE


Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$1750 - Portrait In-Game IV
Custom Player Portrait
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1

$59

REWARD!

+ SHIPPING

PHYSICAL BOX

676 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$65

REWARD!

ULTIMATE DIGITAL EDITION

1,484 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium


NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon


$2000 - Create a Super Pet
Create a Super Pet
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1

Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

REWARD!

COMPLETE PILLARS BUNDLE

1,095 BACKERS

THIS TIER DOES NOT COMBINE WITH

$4,407,598 GOAL $1,100,000

33,614 BACKERS

SLACKER BACKER PLEDGE



NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon



$10000 - Top Backer
Create a Soulbound Item
Meet the Team
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access
Additional
Digital
Pillars of
Cooking with

ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

REWARD!

$4,407,598
GOAL $1,100,000

33,614
BACKERS

SLACKER BACKER PLEDGE



Beta
Download
Soundtrack
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon

Sold Out



$750 - Create an Item
Create an Item
10" Od Nua Statue
Printed Manual
SIGNED CE Box of Deadfire + Digital Copy
Cloth Map
Hardcover Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
Gold-Tier In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2

EARLY ACCESS + CREDITS

803 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018


Additional Digital Download
V.I.P. Backer Badge
Early-Access Beta
Digital Soundtrack


$1250 - Portrait In-Game
Custom Player Portrait
10" Od Nua Statue
Printed Manual
SIGNED CE Box of Deadfire + Digital Copy
Cloth Map
Hardcover Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
Gold-Tier In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2
Additional Digital Download
V.I.P. Backer Badge
Early-Access Beta
Digital Soundtrack


$1750 - Portrait In-Game II

$109
+ SHIPPING

REWARD!

EARLY ACCESS + CREDITS + BOX

73 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)


Custom Player Portrait
10" Od Nua Statue
Printed Manual
SIGNED CE Box of Deadfire + Digital Copy
Cloth Map
Hardcover Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
Gold-Tier In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2
Additional Digital Download
V.I.P. Backer Badge
Early-Access Beta
Digital Soundtrack


$1750 - Portrait In-Game III
Custom Player Portrait
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$149

+ SHIPPING

REWARD!

COLLECTOR'S EDITION

1,236 BACKERS

A physical box copy of Pillars of Eternity II: Deadfire, along with an additional digital copy, so you don't have to break open the box! Plus, you'll get your name in the credits, a cloth map, mousepad, concept art print, and early access to the beta. Previous digital rewards are included, except those from the "Complete Pillars Bundle."

REWARDS

- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers


V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1


$3000 - Create a Spell
Name an Archmage + Create a Spell
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet
Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1

- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$199

+ SHIPPING

REWARD!

ELITE COLLECTOR'S + STATUE

976 BACKERS

You receive the Collector's Edition box, a physical copy of Pillars of Eternity II: Deadfire, and a digital key so you don't have to open the box. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

REWARDS

- Od Nua Statue
- Hardcover Guidebook Volume II
- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game


$5000 - Own an Island
Own an Island
20 Additional Deadfire Keys
x20
10" Od Nua Statue
Printed Manual
SIGNED CE Box of Deadfire + Digital Copy
Cloth Map
Hardcover Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
Gold-Tier In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2
Additional Digital Download
V.I.P. Backer Badge
Early-Access Beta
Digital Soundtrack


$5000 - Create an Inn
Create an Inn or Tavern
10" Od Nua Statue

Manual
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$249

+ SHIPPING

REWARD!

SIGNED ELITE COLLECTOR'S

628 BACKERS

This is the ultimate collection for Pillars fans. You receive the Collector's Edition box signed by the dev team and a physical copy of Pillars of Eternity II: Deadfire, plus a digital copy to keep your box pristine. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch,


Printed Manual
SIGNED CE Box of Deadfire + Digital Copy
Cloth Map
Printed Guidebook
Deadfire Patch
Mouse Pad
8x10 Print of Concept Art
Gold-Tier In-Game Credits
In-Game Pet
In-Game Item
In-Game Item #2
Additional Digital Download
V.I.P. Backer Badge
Early-Access Beta
Digital Soundtrack


$5000 - Build a Pirate Party
Create a Pirate Party and Ship
x20
20 Additional Deadfire Keys
10" Od Nua Statue
Deadfire Patch
SIGNED CE Box of Deadfire + Digital Copy
Printed Manual
Hardcover Guidebook
Mouse Pad
8x10 Print of Concept Art
Cloth Map
V.I.P. Backer Badge
In-Game Item
In-Game Item #2
Gold-Tier In-Game Credits
In-Game Pet

concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

REWARDS

- Signed Collector's Edition
- Digital Copy of Pillars II
- Od Nua Statue
- Early Access Beta
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World


Early Access Beta
Additional Digital Download
Digital Soundtrack
Pillars of Eternity RPG
Cooking with Tim, Vol 1
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Space Pig Plushy
Space Pig Pin
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon

Frequently Asked Questions

When will we have access to PayPal?

PayPal is now accessible through our backer portal!
https://eternity.obsidian.net/backer

Any chance we can get the first Pillars of Eternity Collector's Edition through this campaign?

Unfortunately, no. However, you can purchase the entire Pillars of Eternity collection for $79, which gives you a digital copy of Pillars I, both White March DLCs, and a digital copy of Pillars II.

Will there be multiplayer?

At this time, we have no plans for multiplayer.

$500

REWARD!

+ SHIPPING

NAME A PET

51 BACKERS

Limited! 51 of 100 claimed.

Name a pet in Pillars of Eternity II: Deadfire. Work with the development team to name a dog, cat, or pig, and select a color for them from a list of existing textures. At this tier your name now appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Name a Pet
- Signed Collector's Edition
- Digital Copy of Pillars II
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide

Will the Guidebook Volume Two go up as an add-on or on Amazon like the first one?

We are currently looking into how best to service fan demand for the Guidebook Volume Two. We know you want it, so we're going to find a way to give it to you.

I want the boxed edition, but have no intention of touching the disc inside it (nor do I own a device that can read a disc of any type). How can I play the game if I purchase the physical box?

Purchasers of the box copy will receive their digital code both in the box and via email on release day (same code, you won't get two different codes). You will not have to open the box at all, if you don't want to.

How do I choose the size of the T-shirt or Hoodie?

After the campaign is over, you will get an e-mail that will refer you over to Obsidian's Deadfire backer portal. On the site, you will be able to confirm your pledge and choose options, like sizes, for any reward you have chosen.

Where do I choose Steam or GoG?

After the end of the campaign, you will get an e-mail that will refer you over to Obsidian's backer portal for Deadfire. Once there, you will confirm your pledge, which will include choosing what platform you would like to get Deadfire on.

Will I need a better computer to run Pillars of Eternity 2

- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$750
+ SHIPPING
SOLD OUT!

CREATE AN ITEM

25 BACKERS
Limited! 25 of 25 claimed.

Create a piece of equipment that will be used by players all over the world. Work with the Pillars II team to decide the lore, appearance, and type of item that will go into the game (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS
- Create an Item
- Signed Collector's Edition

you would like to get Deadfire on.

Will I need a better computer to run Pillars of Eternity 2 compared to Pillars of Eternity 1?

No, we have been working a lot on the engine, and we are fairly confident that even with the graphical improvements we have put into Deadfire, you will not need a more powerful computer in order to get the same performance.

How does the Tyranny coupon work?

After the campaign, your pledge will be moved over to our backer portal (website) - the same one we used for Pillars of Eternity 1. Once that is active, you will be able to get the coupon from there. Each coupon code will be unique, and if you want you can give it to someone else. The coupon itself will be good for 90 days, will be redeemable on Paradox's website for a Steam key of Tyranny, and can be used for any version of Tyranny on Paradox's website (not just the base version).

"Complete Pillars Bundle" tier.

REWARDS

- Create an Item
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$750

+ SHIPPING

SOLD OUT!

CREATE AN ITEM II

10 BACKERS

Limited! 10 of 10 claimed.

Back by popular demand! Create a piece of equipment that will be used by players all over the world. Work with the Pillars II team to decide the lore, appearance, and type of item that will go into the game (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create an Item
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II

- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$1,250
+ SHIPPING

SOLD OUT!

PORTRAIT IN-GAME

5 BACKERS
Limited! 5 of 5 claimed.

Become a permanent part of Pillars of Eternity II: Deadfire! An artist from the Pillars II team will create a full-color custom portrait of you based on a photo you send them. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Custom Player Portrait
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$1,500 SOLD OUT!

+ SHIPPING

BE AN NPC

10 BACKERS

Limited! 10 of 10 claimed.

Become an NPC (Non-Player Character) in Pillars of Eternity II: Deadfire and work with the development team to personalize your character. Your NPC's ink-wash portrait will be directly modeled after your own likeness (Role and location of NPC will be determined by the dev team). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Design an NPC + Portrait
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$1,750

SOLD OUT!

+ SHIPPING

PORTRAIT IN-GAME II

5 BACKERS
Limited! 5 of 5 claimed.

Back by popular demand! A second chance to become a permanent part of Pillars of Eternity II: Deadfire! An artist from the Pillars II team will create a full-color custom portrait of you based on a photo you send them. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Custom Player Portrait
- Signed Collector's Edition
- Od Nua Statue

- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$1,750

+ SHIPPING

REWARD!

PORTRAIT IN-GAME III

4 BACKERS

Limited! 4 of 5 claimed.

Our most popular prize returns again! Become a permanent part of Pillars of Eternity II: Deadfire! An artist from the Pillars II team will create a full-color custom portrait of you based on a photo you send them, with one restriction: your in-game portrait will be you rendered as a non-human race of your choice: Aumaua, Dwarf, Elf, Godlike, or Orlan. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Custom Player Portrait
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago

Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$1,750

REWARD!

+ SHIPPING

PORTRAIT IN-GAME IV

4 BACKERS
Limited! 4 of 5 claimed.

You want more portraits, and we want to make them! Our most popular prize returns yet again! Become a permanent part of Pillars of Eternity II: Deadfire! An artist from the Pillars II team will create a full-color custom portrait of you based on a photo you send them, with one restriction: your in-game portrait will be you depicted as your choice of: Aumaua, Dwarf, Godlike (except Death Godlike), or Orlan. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Custom Player Portrait
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$2,000
REWARD!
+ SHIPPING

CREATE A SUPER-PET

1 BACKER
Limited! 1 of 3 claimed.

Create a super-pet with the development team! You can choose from almost any creature in Pillars II and the team will make a pet version of it. Customize the texture and select a buff your super-pet can give you (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Pet
- Special In-Game Item #1
- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II
- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- Gold Tier In-Game Credits
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago

- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$3,000

REWARD!

CREATE A SPELL II

0 BACKERS
Limited! 0 of 3 claimed.

If you could learn any spell, what would it be? The choice is yours. Work with the Pillars II design team to name an Archmage and create your very own spell. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Spell
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad

- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$3,000

SOLD OUT!

+ SHIPPING

CREATE A SPELL

3 BACKERS

Limited! 3 of 3 claimed.

If you could learn any spell, what would it be? The choice is yours. Work with the Pillars II design team to name an Archmage

and create your very own spell. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Spell
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000

+ SHIPPING

SOLD OUT!

CREATE AN INN

3 BACKERS

Limited! 3 of 3 claimed.

Drinks for everyone! Create your own Inn or Tavern. Work alongside the developers to name and design the inn or tavern of your dreams (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create an Inn or Tavern
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II

- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000

REWARD!

BUILD A PIRATE PARTY II

0 BACKERS
Limited! 0 of 3 claimed.

Create a pirate party and ship! Work with the development team to create a band of pirates and design your own ship (some restrictions apply). Your pirates will be ready to ambush players when they least expect it. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Pirate Party and Ship
- Special In-Game Item #1
- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II
- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Gold Tier In-Game Credits
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- 20 Digital Copies of Pillars of Eternity II: Deadfire
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$5,000

$5,000
+ SHIPPING

BUILD A PIRATE PARTY

2 BACKERS
Limited! 2 of 2 claimed.

Create a pirate party and ship! Work with the development team to create a band of pirates and design your own ship (some restrictions apply). Your pirates will be ready to ambush players when they least expect it. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create a Pirate Party and Ship
- Special In-Game Item #1
- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II
- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Gold Tier In-Game Credits
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- 20 Digital Copies of Pillars of Eternity II: Deadfire
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter

Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000

SOLD OUT!

+ SHIPPING

OWN AN ISLAND

2 BACKERS
Limited! 2 of 2 claimed.

Ever wanted to own an island? Now you can! Name a location on the world map and create an explorable island with the Pillars II development team (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Own an Island
- Special In-Game Item #1

- Special In-Game Item #2
- In-Game Pet
- VIP Forum Badge
- Early Access Beta
- Od Nua Statue
- Hardcover Guidebook Volume II
- Cloth Map
- Digital Soundtrack
- Signed Collector's Edition
- Gold Tier In-Game Credits
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- 20 Digital Copies of Pillars of Eternity II: Deadfire
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

$5,000

REWARD!

CREATE AN INN II

0 BACKERS
Limited! 0 of 2 claimed.

Drinks for everyone! Create your own Inn or Tavern. Work alongside the developers to name and design the inn or tavern of your dreams (some restrictions apply). At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Create an Inn or Tavern
- Signed Collector's Edition
- Od Nua Statue
- Early Access Beta
- Gold Tier In-Game Credits
- Hardcover Guidebook Volume II
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Digital Copy of Pillars II
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella

- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018

$10,000

REWARD!

+ SHIPPING

TOP BACKER

1 BACKER

Limited! 1 of 3 claimed.

Thank you for supporting Pillars of Eternity II: Deadfire! With this reward tier, the team wants to thank you in person. Work directly with the Pillars II developers to create a Soulbound item, play Lords of the Eastern Reach with the devs, and hang out with the team! You must be able to pay for your travel and accommodations to the Obsidian office in Irvine, California. At this tier your name appears in the Gold Backer section of the in-game credits as well as getting the Signed Collector's Edition Box, a hardcover version of Guidebook Volume II, and all previous digital rewards. Does not include the "Complete Pillars Bundle" tier or digital copy of Pillars II.

REWARDS

- Soulbound Item
- Meet the Team
- Early Access Beta
- Gold Tier In-Game Credits

- Hardcover Guidebook Volume II
- Signed Collector's Edition
- Physical Box Copy of Pillars II
- Od Nua Statue
- Mousepad
- Cloth Map
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Copy of Pillars II
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin
- Space Pig Plushie

Estimated Delivery: Q1 2018
Ships to: Anywhere in the World

OBSIDIAN

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

PRODUCTION

During the "Production Stage", initial development of the software is underway and designs and characters are being brought to life.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

PRE-PRODUCTION

During the "Pre-Production Stage", the game is being story-boarded, with visual design and narrative structure in development.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

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INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

OBSIDIAN

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

ALPHA

During the "Alpha Stage", the game is fully feature complete, but still unstable, potentially causing crashes.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

BETA

During the "Beta Stage", the game has been rigorously tested by the developers, but needs to be more widely used to ensure stability.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

OBSIDIAN

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

RELEASE CANDIDATE

During the "Release Candidate Stage", the game is available on a limited basis to a privileged group of players and media outlets.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

OBSIDIAN

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and Linux platforms.

DEVELOPMENT STAGE

LAUNCH

During the "Launch Stage", the game has been shrink-wrapped and available for download to the general public.

LANGUAGE	SUBTITLES	VOICE	INTERFACE
English	✔	✔	✔
French	✔		✔
Italian	✔		✔
German	✔		✔
Spanish	✔		✔
Russian	✔		✔
Polish	✔		✔
Simplified Chinese	✔		✔
Korean	✔		✔

SUPPORTED PLATFORMS

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

Frequently Asked Questions

⊕ When will we have access to PayPal?

⊖ Any chance we can get the first Pillars of Eternity Collector's Edition through this campaign?

Unfortunately, no. However, you can purchase the entire Pillars of Eternity collection for $79, which gives you a digital copy of Pillars I, both White March DLCs, and a digital copy of Pillars II.

⊖ Will there be multiplayer?

At this time, we have no plans for multiplayer.

⊖ Will the Guidebook Volume Two go up as an add-on or on Amazon like the first one?

We are currently looking into how best to service fan demand for the Guidebook Volume Two. We know you want it, so we're going to find a way to give it to you.

⊖ I want the boxed edition, but have no intention of touching the disc inside it (nor do I own a device that can read a disc of any type). How can I play the game if I purchase the physical box?

Purchasers of the box copy will receive their digital code both in the box and via email on release day (same code, you won't get two different codes). You will not have to open the box at all, if you don't want to.

REGISTER TO INVEST — INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5 — SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29 — SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

want to.

How do I choose the size of the T-shirt or Hoodie?

After the campaign is over, you will get an e-mail that will refer you over to Obsidian's Deadfire backer portal. On the site, you will be able to confirm your pledge and choose options, like sizes, for any reward you have chosen.

Where do I choose Steam or GoG?

After the end of the campaign, you will get an e-mail that will refer you over to Obsidian's backer portal for Deadfire. Once there, you will confirm your pledge, which will include choosing what platform you would like to get Deadfire on.

Will I need a better computer to run Pillars of Eternity 2 compared to Pillars of Eternity 1?

No, we have been working a lot on the engine, and we are fairly confident that even with the graphical improvements we have put into Deadfire, you will not need a more powerful computer in order to get the same performance.

How does the Tyranny coupon work?

After the campaign, your pledge will be moved over to our backer portal (website) - the same one we used for Pillars of Eternity 1. Once that is active, you will be able to get the coupon from there. Each coupon code will be unique, and if you want you can give it to someone else. The coupon itself will be good for 90 days, will be redeemable on Paradox's website for a Steam key of Tyranny, and can be used for any version of Tyranny on Paradox's website (not just the base version).

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

356 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

Update 1: We're Funded!

POSTED: 01/28/2017

We. Are. Funded! Thanks to the support of all of our backers, investors, and our wonderful community, *Pillars of Eternity II: Deadfire* has achieved and then exceeded its funding goal in less than 24 hours, exceeding all of our expectations. Our fans are the best in the world, and it's thanks to you that we're able to make games we love. Thank you so much, sincerely. In this update, we're going to answer some of your most asked questions, give you some key details about the game, and share our progress so far.

First, here's a personal video message from *Pillars II* Design Director Josh Sawyer, thanking you on behalf of all of us here:


Pillars of Eternity II: Deadfire - Backer Update 1 - Th...
DEADFIRE

But we're not done yet! Since we funded so quickly, there's still a long way to go,and we've got some awesome stretch goals available to help make *Pillars II* even better. First among these is sub-classes, which we'll reach at $1.4 M in funding.



Stretch Goals
$1.1m - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
Next Stretch Goal
$1.4m - Sub Classes!
You can select from 2 sub-classes per class

We asked Josh to give us some more details on the upcoming subclass stretch goal (and some other exciting stuff):

Hail and well met, elves. It's your buddy, Josh, with some info on subclasses and importing your character from PoE1.

Subclasses are similar to kits in 2nd Edition AD&D (featured in Baldur's Gate 2). Our focus has been to give a different flavor to a class through specialization. We want each subclass to do something cool and distinctive that also has a built-in trade-off compared to the base class and other subclasses. For example, if you remember Zahua from The White March, you may recall that he was a drug-addled/enlightened monk of the Nalpazca. If subclasses are funded,you may select the Nalpazca as one of two Philosophies (monk subclasses). The Nalpazca gain greater benefits from using drugs, but their Wound threshold is increased

Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45 SLACKER BACKER!

PREMIUM DIGITAL

356 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

One of the most popular ranger subclasses on the team is the Ghost Heart Lodge. All Ghost Hearts travel the wilds of Eora alone, their animal companions having died at some time in the past. However, the bond between the ranger and their companion is so strong that the soul of the animal remains tethered to the ranger through the Between. While a Ghost Heart does not have their companion available at all times, they may be summoned as a ghostly Spirit during combat for a short duration. This companion is not considered a Beast, so spells like a druid's Charm Beasts and Hold Beasts will have no effect on it, but a paladin's Abjuration can badly damage or even banish it immediately.

Now, on to importing your PoE1 character! At the start of Deadfire, you will have the option to import a special end of game save from Pillars of Eternity. This will import your Watcher and the choices that you made in the Dyrwood, including quest states, conversation choices, and how you personally dealt with your companions, friends, foes, and orlan babies. The save game is cross platform compatible, so you will be able to import from Mac to Linux, Gog to Steam, etc. This is the first time that the Obsidian team has the freedom to explore this type of cross game reactivity and progression, and we are very excited to add long term choice and consequence to Deadfire.

To address three common questions:

1. *What if my dear friend Aloth "fell" into a Skaenite blood pool?*

If you directly or indirectly got a companion killed or never recruited them in your save game, they will not be present in the Deadfire. However...

1. *What if I never played Pillars of Eternity or I want to start a new game with different story states?*

During the introduction to the Deadfire, you will be able to establish choices from Pillars of Eternity as though you had played through the game. Importing the save directly is not a requirement for establishing story states.

1. *Am I still 11th/14th/16th level?*

As you saw in our intro video, Eothas is very hungry and your soul is delicious.

Your Watcher begins again as a level 1character.

--

Thanks Josh!

Now, sub-classes aren't the only thing we've got coming. More gameplay depth, world-building detail, and customization for players all over the world lies ahead in *Pillars II*'s stretch goals, waiting to be revealed...

Of course, for those who've been unable to keep up with the press flurry (and who can blame you?) the campaign been featured in a whole bunch of publications:

- PCGamesN
- MMORPG
- PCGamer

And now, some FAQ's. You've had some questions for us, we want to provide you with answers. We've collected the most common questions from our forums, Fig's comments, and other communities, and summarized some answers for you here.

FAQ

Q: When we will have access to PayPal?

A: *We are currently looking into how we can offer PayPal to our Backers and will have more information on that at a later time.*

Q: Any chance we can get the first *Pillars of Eternity Collector's Edition* through this campaign?

A: *Unfortunately, no. However, you can purchase the entire Pillars of Eternity collection for $79, which gives you a digital copy of Pillars I, both White March DLCs, and a digital copy of Pillars II.*

Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II:

Q: Will there be multiplayer?

A: *At this time, we have no plans for multiplayer.*

Q: Will the Guidebook Volume II go up as an add-on or on Amazon like the first one?

A: *We are currently looking into how best to service fan demand for the Guidebook Volume II. We know you want it, so we're going to find a way to give it to you.*

Q: I want the boxed edition, but have no intention of touching the disc inside it (nor do I own a device that can read a disc of any type). How can I play the game if I purchase the physical box?

A: *Purchasers of the box copy will receive their digital code both in the box and via email on release day (same code, you won't get two different codes). You will not have to open the box at all, if you don't want to.*


Thank You!

Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99 SLACKER BACKER!

EARLY ACCESS + CREDITS

Update 2: Stretch Goal 1 Reached

POSTED: 01/28/2017

First stretch goal hit -- on to the next one!

Thanks to all of our fans, backers, and investors, for continuing to support *Pillars of Eternity II: Deadfire*! We just reached our first stretch goal of $1.4 million,meaning sub-classes are now official in *Pillars of Eternity II*. Sweet!

Now, we're announcing two more stretch goals -- and, since you asked us, we'll be announcing them two at a time from now on.


Stretch Goals
$1.1M - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
$1.4M - Sub Classes!
You can select from 2 sub-classes per class
Next Stretch Goal
$1.6M - Level Cap Increase
From Lvl16 -18, plus Russian Localization
$1.8M - Seventh Companion

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II:


Xoti the priest/monk can join you, and Polish

First of these will trigger at $1.6 million, and features an increased level cap, along with localization for the game into the Russian language. Прикольно! *Pillars II* Design Director Josh Sawyer explains below:

Greetings. I wanted to write up a brief summary of what an increased level cap will do for Deadfire. I also wanted to explain how companion classes work, especially with regard to multiclassing.

The default level cap in Deadfire is 16, which is where Pillars of Eternity wound up after The White March was released. Raising the level cap to 18 will grant access to an entirely new level of abilities for all classes, from barbarian to wizard.

In our companion write-ups, you will see some characters described as class a/class b. This does not mean that they are forced to be multiclassed, but that the character's 1st level must be from one of those classes. For example, Edér's class is fighter/rogue. From level 2 on, you may advance Edér as you see fit, but his first class must be either fighter or rogue. This gives you the ability to customize your party companions while not fundamentally deviating heavily from their core character concept. Note that some other characters, like Aloth, must always start from a single class because it is more central to their concept. You may multiclass Aloth as a wizard/fighter, a wizard/barbarian, or a wizard/cipher, but his first class will always be wizard.

--

The second stretch goal will be at $1.8 million, and will include the extremely excellent Xoti, an all-new companion for the player's party, along with Polish localization.



Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

356 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018



Xoti, a meadow folk/savannah folk priest/monk, is our seventh Deadfire companion. As a follower of Gaun, the aspect of Eothas associated with harvests, she wields a sickle and a lantern. When she was a young girl, she was one of thousands of Readcerans who came to Deadfire fleeing the devastation that followed the vorlas blight and the Saint's War. Her family, like many others, established themselves as farmers, and she fell in love

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium



Xoti, a meadow folk/savannah folk priest/monk, is our seventh Deadfire companion. As a follower of Gaun, the aspect of Eothas associated with harvests, she wields a sickle and a lantern. When she was a young girl, she was one of thousands of Readcerans who came to Deadfire fleeing the devastation that followed the vorlas blight and the Saint's War. Her family, like many others, established themselves as farmers, and she fell in love with the lush jungles and bright beaches of her adopted homeland. She is intrigued by the rumors of Eothas' manifestation, but she fears what that will mean for her fellow expatriates, many of whom followed his previous incarnation into war and defeat.

The team is incredibly excited to keep bringing you fantastic content and expanding the game more and more. Again, thank you. We couldn't have gotten where we are without our awesome fans, and we'll need you with us to make *Pillars II* the greatest cRPG of all time.

Follow Us:

‹ NEWER SEE ALL UPDATES OLDER ›

- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide

Update 3: Level Up!

POSTED: 01/29/2017

The Fig campaign for *Pillars of Eternity II: Deadfire* continues to steam ahead thanks to our awesome fans and backers. We've just unlocked a level cap raise from 16 to 18, meaning a whole slew of new character abilities. Craving even more news about *Deadfire's* design? We're prepping a big update for you, courtesy of Game Director Josh Sawyer, which will drop in the next few days. We've also got an update from Narrative Designer Carrie Patel coming on Tuesday, January 31st.

Polish localization is next, along with Xoti, the awesome priest/monk character who can join your party -- both of which will be unlocked at $1.8 million. We gave you plenty of info on Xoti in our previous update, so we wanted to focus this update on the $2 million stretch goal: player AI scripting for companions and Spanish language localization!


Stretch Goals
$1.1m - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
$1.4m - Sub Classes!
You can select from 2 sub-classes per class
$1.6m - Level Cap Increase
From Lvl16 -18, plus Russian Localization

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II:


Next Stretch Goal
$1.8m - Seventh Companion
Xoti the priest/monk can join you, and Polish
$2.0m - AI Customization
Player AI scripting for companions, and Spanish

With the *Pillars of Eternity: The White March, Part I*, we introduced Player and Companion AI with a limited number of AI packages and settings that could be picked from. We got great feedback from the community and can expand on this feature in *Pillars II*. With this addition, you can customize AI behaviors with a visual UI allowing for the fine tuning spell-casting and ability use. For example, the order that an AI casts spells in can be defined and conditional logic can be set for each spell. This gives you the power to preset combat AI for Wizards, Priests, and Ciphers based on a variety of gameplay conditions. We plan on having this feature work for multi-classed characters as well, and we will have more details about the look of the UI very soon.

We know you all want to play *Pillars II* in your native languages, and that's why we will be including a new language in each stretch goal from now on until we run out of languages we're able to localize. We've got French, German, and Russian so far, with Polish and Spanish announced, plus many more languages coming in future stretch goals. Help us keep up the momentum!

Stay tuned for updates early this week from Design Director Josh Sawyer, and Narrative Designer Carrie Patel this Tuesday.

Thank you again for all your support!

The Pillars II Team

Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

‹NEWER OLDER›

Update 4: Xoti Joins the Party!

POSTED: 01/31/2017

Pillars of Eternity II: Deadfire just hit $1.8M and got its coolest update yet, with Xoti, the priest/monk joining the adventure, and we can't wait for everyone to get to know her in their playthroughs. Thank you so much to our fans and backers for helping us bring Xoti into the game. We're far from done though! We have plenty more to talk about in our newly revealed stretch goal at $2.2 million, which includes three separate additions to *Pillars II*: watercolor NPC portraits, UI customization, and Italian language localization. Plus, there is an update from Carrie Patel coming today (Jan 31) about our returning companions, and a design update coming from Josh Sawyer on Thursday.


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class
$1.6M - LEVEL CAP INCREASE
From Lvl16 -18, plus Russian Localization

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OBSIDIAN INITIATE

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A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

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DIGITAL DOWNLOAD

784 BACKERS

The digital version of Pillars of Eternity II:


$1.8M - SEVENTH COMPANION
Xoti the priest/monk can join you, and Polish
NEXT STRETCH GOAL
$2.0M - AI CUSTOMIZATION
Player AI scripting for companions, & Spanish
$2.2M - NPC PORTRAITS
UI Customization, & Italian

Before we get to the next stretch goal, however, we wanted to give you a bit more detail on our backer add-ons, available when you pledge to any of our tiers.

- Audio CD Soundtrack: This is a physical disc copy of the soundtrack to *Pillars of Eternity II: Deadfire*. If you want to add the OST to your bookshelf or CD rack, this is the only way to get it. **(COST: $20 + Shipping)**
- Extra Beta Access: If you want a second beta key to add to your purchase, this is the place to get that. So, for example, if you've purchased a tier that doesn't allow for beta access, but you want to get that, or if you want to purchase early access to *Pillars II* for a friend, you want this add-on. **(COST: $20)**
- Obsidian T-Shirt: A black t-shirt with the Obsidian Entertainment logo on it. You can choose a size using the backer portal after the campaign has ended. (**COST: $25 + Shipping)**
- *Pillars II* Backer T-Shirt: A t-shirt featuring the official logo of *Pillars of Eternity II: Deadfire*. This is the only place on earth to get this shirt, unless you break into our offices and steal one. But don't do that. (**COST: $25 + Shipping)**

Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

- T-Shirt Pack: Both of the above two t-shirts (1 Obsidian shirt, and 1 *Pillars II* shirt) in a single package at a discounted price. (**COST: $40 + Shipping)**
- Returning Companion Miniatures (Unpainted): A set of three, 28mm-high, pewter miniature figurines representing Eder, Aloth, and Pallegina, the three returning companions from *Pillars I*. These come unpainted. (**COST: $25 + Shipping)**
- Returning Companion Miniatures (Painted): The same set of three, 28mm-high, pewter miniature figurines of Eder, Aloth, and Pallegina, but beautifully painted in full color. (**COST: $40 + Shipping)**
- Extra Digital Copy of *Pillars II*: An additional digital download key for *Pillars of Eternity II: Deadfire*, available on your platform of choice. (**Cost: $29)**
- Extra Digital Copy Bundle: Three digital download keys of *Pillars of Eternity II: Deadfire* provided at a bulk rate discount. (**Cost: $80**)
- Obsidian Entertainment Hoodie: A black hoodie with the Obsidian Entertainment logo emblazoned on the front. You can choose a size using the backer portal after the campaign has ended. (**Cost: $60 + Shipping)**
- Limited Signed Print: An exclusive, limited-edition art print from *Pillars of Eternity II: Deadfire*, signed by members of the team. (**Cost: $100 + Shipping)**

Now, it wouldn't be a proper update if we didn't give you info about our newest stretch goal. In addition to Italian language localization, this one has two features. First, we would like to create unique portraits for every quest-giving NPC across the entire game. Portraits are a wordless way to tell a story about a character and this is something we wished we could have done more with in the first game. Our talented 2D artist, Matt Hansen, has developed a watercolor-style portrait for conversations that could allow us to add many, many more portraits to the game.

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium



Second, we would like to add a highly requested feature, UI Customization.

Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH





Second, we would like to add a highly requested feature, UI Customization. Inspired by the mod community from Pillars of Eternity, we would like to add in the option to customize the position of UI elements, toggle pieces of the UI on and off, adjust HUD transparency, and much more.

With the help of our backers, we've already added so much to *Pillars II*, now we can add in two more really cool features that we know our fans and players will love. As always, we want to thank you so much for your support!

Follow us:

‹NEWER SEE ALL UPDATES OLDER›

- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2

Update 5: A Few Words on Returning Companions

POSTED: 01/31/2017

As one of the writers on the original *Pillars of Eternity* and the *White March* expansions, I'm delighted to return to the world of Eora and bring along a few old friends. Aloth, Pallegina, and Edér will join you, the Watcher, in *Deadfire*, provided they survived their adventures in the Dyrwood. You'll find, however, that they've changed in the intervening years, and the people they've become depends in large part on how you left them at the end of *Pillars of Eternity*.



----- THE FOLLOWING CONTAINS SPOILERS FROM PILLARS I -----

After the first game concludes, Aloth either becomes the new grandmaster of the Leaden Key or sets out to dismantle it. Both outcomes leave him chasing the mysteries of the gods, so it's no surprise that he comes to the Deadfire following many of the same leads as the Watcher. In either case, he's not the meek, deferential elf he used to be. Especially if the Watcher

chasing the mysteries of the gods, so it's no surprise that he comes to the Deadfire following many of the same leads as the Watcher. In either case, he's not the meek, deferential elf he used to be. Especially if the Watcher kept Iselmyr with him.

When the Watcher meets Pallegina in Defiance Bay, she's a paladin torn between conscience and duty. Depending on whether she obeys or defies her ducs' orders, she may end up honored or banished by the Brotherhood of the Five Suns. Regardless, Vailian interests pull her into the archipelago, whether as an elite champion, a disgraced soldier, or a humble Kind Wayfarer.

As an Eothasian and a Dyrwoodan, Edér struggled between faith in his god and loyalty to his country. When he learned the gods were not what he'd always believed, he found either comfort or freedom in that notion. He then went on to lead an underground Eothasian organization or revive the town of Dyrford accordingly. Yet whichever path he took, Edér accompanies the Watcher to Deadfire, hoping to help his old friend and learn what's become of his god.

Of course, if you sacrificed Aloth to the blood pool or lost Pallegina and Edér fighting the alpine dragon, you can replace them with custom adventurers knowing your choices (really) mattered...

Companions are set to be more tightly integrated with the narrative of *Deadfire*, so we wanted to bring back those whose personal stories will best tie in with the Watcher's and with the conflict unfolding in the archipelago. And wherever their new journey takes them, it's sure to test, challenge, and change them - and the Watcher - together.

-- Carrie Patel, Narrative Designer

Follow us:

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

‹NEWER OLDER›

Update 6: Custom AI Scripting is in the Game!

POSTED: 02/02/2017

Once again, we're blown away by the support and backing we're receiving from fans of *Pillars of Eternity II: Deadfire*. It's a thrill for our entire development team to be able to continue to improve and add to the game as we continue to reach our crowdfunding stretch goals.

In addition to localizing *Pillars II* into Korean, our stretch goal announcement for $2.4 million is to place additional voice-over audio into *Pillars II* for a variety of characters, both adding voices to some previously unvoiced characters, and expanding voice sets for characters with already limited voices. While this won't mean every line of dialogue or text is voiced, it will significantly expand the amount of spoken-word dialogue in the *Pillars II* experience.


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class
$1.6M - LEVEL CAP INCREASE

$5
SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29
SLACKER BACKER!

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers


$1.8M - SEVENTH COMPANION
Xoti the priest/monk can join you, and Polish
$2.0M - AI CUSTOMIZATION
Player AI scripting for companions, & Spanish
NEXT STRETCH GOAL
$2.2M - NPC PORTRAITS
UI Customization, & Italian
$2.4M - DOUBLE THE V.O.!
Twice as much voice over & Korean

In developing *Pillars II*, our aim has always been to include as much voice acting as we can. Voice acting brings new depth to characters, enriching the player experience and drawing people further into the game world. With this new stretch goal, our aim is to deliver more consistent voice acting in conversations throughout your journey in the Deadfire Archipelago. Hitting this stretch goal will allow us to fully voice more conversations, more characters, and offer more player-character voice sets to choose from.

As an added bonus, we wanted to announce a new add-on for all of our campaign backers: the *Pillars of Eternity* hardcover guidebook, Volume II. Below is an image of the guidebook from the *Pillars I* campaign -- we hope our fans and backers will get as much enjoyment and knowledge from the new edition as they did from the first!



. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

player experience and drawing people further into the game world. With this new stretch goal, our aim is to deliver more consistent voice acting in conversations throughout your journey in the Deadfire Archipelago. Hitting this stretch goal will allow us to fully voice more conversations, more characters, and offer more player-character voice sets to choose from.

As an added bonus, we wanted to announce a new add-on for all of our campaign backers: the *Pillars of Eternity* hardcover guidebook, Volume II. Below is an image of the guidebook from the *Pillars I* campaign -- we hope our fans and backers will get as much enjoyment and knowledge from the new edition as they did from the first!


PILLARS
ETERNITY
GUIDEBOOK

Finally, please stay tuned to the backer channel today, as we will shortly be bringing you a video from Design Director, Josh Sawyer all about multiclassing and some other nifty improvements to the core design in *Pillars II*!

Follow Us:

< NEWER SEE ALL UPDATES OLDER >

Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59 SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG

Update #7: Multiclassing Details with Josh Sawyer!

POSTED: 02/02/2017


Pillars of Eternity II: Deadfire - Backer Update 7 - M...
DEADFIRE
Backer Update #7: Multiclassing

Salve, amici. I'm here to rap at you about a very cool topic: multiclassing. In Pillars of Eternity, it took a huge amount of work to get in our 11 classes. During the early phases of Deadfire, a demon whispered in my ear, "What about multiclassing?" and here we are today.

Before I begin explaining how our multiclassing works, I'd like to explain our goals for multiclassing, because I think that can help put the system's mechanics into perspective. We want multiclassing to allow players to realize character concepts that aren't possible with the single class options. We want to keep the relative power of the multiclass character at about 75%-85% what a single class character would have at any given level. In our

experience, that's the sweet spot where multiclass characters feel powerful and effective, but don't clearly outshine the single class characters. We want the multiclassing system to keep characters viable no matter when the player chooses to multiclass. We want to limit the number of permutations to something manageable. Finally, we want to give multiclass characters a unique title for their class combo.

With that in mind, we came up with our current system. At any time from 2nd level on, players have the ability to select an additional class to advance. Both classes may have subclasses, though certain paladin orders or priest deities (both of which are required subclasses) may lightly restrict multiclass options. When they make that choice, they gain a multiclass title, like "battlemage" for a fighter/wizard. After a second class is chosen and advanced, the player may alternate between classes as they see fit. In this system, companions may also multiclass, though their 1st class must always be one of their base classes (e.g. fighter or rogue for Edér, wizard for Aloth).

We try to keep the relative power band at the ideal spot through the use of associated Power Sources. Every class has a Power Source, from Rage for barbarians to Arcane for wizards. The level of a Power Source determines what level abilities can be chosen from that class, the available resources (casts/uses) for related abilities, and the strength (damage, number of projectiles, etc.) of those abilities. The level of a Power Source increases as the character advances and gains points (like experience points) in that source. A character always gains +3 points in the Power Source of the class they advance and +1 point in every other Power Source. However, those secondary points are "virtual" unless the player multiclasses into the class that uses it.

I'll go into examples, but here's the scale for how Power Source advances:

Points	Power Level
0-2	0
3	1
8	2
14	3

20	4
26	5
32	6

For example, a single class fighter would advance their Discipline from 1st to 10th level like this:

Level	Disc. Points	Disc. Level
1	3	1
2	6	1
3	9	2
4	12	2
5	15	3
6	18	3
7	21	4
8	24	4
9	27	5
10	30	5

If that progression looks familiar, it's because we're trying to follow the general pattern of Pillars of Eternity and A/D&D, where new levels of abilities become available every odd level. For comparison, here's how a 50/50 split battlemage (fighter/wizard) would advance their Discipline and Arcane:

Level	Fig. Level	Wiz. Level	Disc. Points	Disc. Level	Arc. Points	Arc. Level
1	1	--	3	1	"1"	--
2	--	1	4	1	4	1
3	2	--	7	1	5	1
4	--	2	8	2	8	2
5	3	--	11	2	9	2
6	--	3	12	2	12	2
7	4	--	15	3	13	2
8	--	4	16	3	16	3
9	5	--	19	3	17	3
10	--	5	20	4	20	4

In this example, Power Sources advance a few levels later than they would in a single class character. The lag is not enormous, but it's enough that the single class character is typically getting access to the highest level abilities

7	4	--	15	3	13	2
8	--	4	16	3	16	3
9	5	--	19	3	17	3
10	--	5	20	4	20	4

In this example, Power Sources advance a few levels later than they would in a single class character. The lag is not enormous, but it's enough that the single class character is typically getting access to the highest level abilities earlier than the multiclass character. In the video, I also give another battlemage example where the levels are chosen more erratically.

I should note that although the system designers and I believe this system gives the 3E D&D-style flexibility while solving some of that system's pitfalls, the cost is clarity. Using Power Sources as an intermediate resource to keep relative advancement stable makes things less clear to players. It also allows for a margin between optimal and viable progressions; some advancement schemes will grant access to power levels unevenly. An AD&D-style multiclassing system (where the combination is chosen at character creation) would make advancement clearer for players (and easier for us to balance) at the cost of player flexibility.

As always, your feedback and support are appreciated. Thanks for reading.

-- Josh Sawyer, Design Director

Stay tuned for our next update on Tuesday that focuses on Deadfire Lore!

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Update #8 - Grazie! NPC Portraits Added to the Game and More!

POSTED: 02/06/2017


GOAL ACHIEVED!
THANK YOU!
$2.2M - NPC PORTRAITS
UI Customization, & Italian

We've hit the next stretch goal! Thank you so much for your contributions to make NPC Portraits, UI Customization and Italian localization possible. We are now are planning to add portraits for every quest giving NPC in the game. This is going to add hundreds of unique watercolor portraits to enhance the experience when conversing with NPCs. In addition, we also will have a full suite of UI Customization features that will be added to the game. Lastly, now our Italian friends can enjoy Pillars of Eternity II in their native language.


Ciao!

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II:



We all love new concept art. We would like to share the artwork for a new monster in the game called the Engwithan Saint which you can find, and fight, in the desert dungeon featured in our screenshots and video.


Engwithan Saint

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018



Tomorrow we will have an update focused on lore with new information about the Deadfire, announce our next stretch goal at 2.6m, and introduce a new content feature that we are very excited about. Again, thank you so much from everyone on the team.

‹ NEWER
SEE ALL UPDATES
OLDER ›

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet

Update #9 - Fulvano's Voyage, Deadfire Lore, and Berath's Blessings!

POSTED: 02/07/2017

Lots of new, exciting reveals in today's update: a new stretch goal, and an in-depth look at the Deadfire from our wonderful narrative designer, Paul Kirsch, and we're especially excited to tell you about our unlockable Island Chain, powered by backers, that follows the voyages of Fulvano.

Thanks to your help, we've blown by the $2.2 million stretch goal and we're now working towards the $2.4 million stretch goal that doubles the amount of voice over in the game, and adds Korean localization. Later this week, our next update will feature new art and graphics technology created for Deadfire, so stay tuned to the Fig page for that!

As with all of our updates, feature releases, and game systems - always feel free to send us comments and suggestions here on Fig, or on our forums. The development team is reading and very excited for everyone to finally get to participate in the discussion. Now for the good stuff!

Fulvano's Voyage Starts at Balefire Beacon

Explore the sights, sounds, and smells of the Deadfire with Fulvano's guide to the archipelago. Fulvano's Voyage is our new, backer-unlockable Island Chain that players can visit and explore, and which grows along with the number of backers we get! For every 1,500 additional backers from today, we are adding or expanding another leg in Fulvano's voyage. Spread the word about Pillars of Eternity II and let's see how many islands we can add! When we hit 22,000 backers -- we will learn more of the story of this part of the Deadfire, and Fulvano will head out on the next leg of his journey

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

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OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

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DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers

Centuries ago, a band of renegade dwarves fleeing the law erected the lighthouse fortress nicknamed Balefire Beacon. The torches burned with a fierce, blue light - a rallying point for their like-minded countrymen comrades. What became of the dwarves is anyone's guess, but the lighthouse is now the keep of Captain Furrante, the calculating leader of the Príncipi sen Patrena and his crew of misfit pirates.


Balefire
Beacon
There she stood in defiance
of time – an island capped with
a stone tower, brooding and burning.
–F.

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018



Next Stretch Goal -Berath's Blessings


ANNOUNCING!
$2.6M - BERATH'S BLESSING
Begin a new game with gifted bonuses.

Berath's Blessings is a new feature for Deadfire that gives players special bonuses when they start a new game, based on achievements that have been completed in previous gameplay. Berath plays a large role in the story of Pillars of Eternity II: Deadfire that we don't want to reveal quite yet, but she will aid you at the start of your adventure with her blessings. These can be used as a helping hand to defeat that next difficulty level, to provide additional challenges, and to increase the reward for chasing down and completing achievements. Each completed achievement gives the player points to spend on blessings when they start up a new game.

Players will be able to spend these points on a wide variety of unlocks. Some players may simply want a more powerful starting character - better starting gear or more attribute points. Other players may choose to more quickly advance through a part of the game that they don't really want to repeat - bonus faction reputation, or starting the game with extra copper coins. Players will even have the option to start the game with some of their favorite things acquired during a previous journey – starting with a favorite companion or Soulbound weapon from an earlier playthrough. There will even be unlocks that make the game harder, boosting the challenge of the next campaign.

Lore of the Deadfire

Greetings, backers!

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional

My name is Paul Kirsch, and I'm one of the Narrative Designers on Pillars of Eternity II: Deadfire. You may have come across the work I've done for Obsidian in the past - initially with the Pillars of Eternity Guidebook Vol. One, and later on the narrative team for Tyranny.

Allow me to first offer my sincerest gratitude for the part that each of you played in the success of this campaign. Your confidence in our ability to make an enjoyable game is one thing, but the passion and enthusiasm I've seen in this campaign's reception are heartening to everyone on the team. Thank you.

We're so excited to bring the Deadfire setting to our fans, and it's my pleasure to offer some details to whet your appetite for lore.

The Deadfire Archipelago consists of hundreds of islands spanning thousands of miles, which means there is plenty of territory to cover - land and sea. There will be numerous opportunities to explore undiscovered islands, ancient ruins, shipwrecks, treacherous storms, and more still to come.

The local kith (humanoid-types) are the Huana, a culture of semi-nomadic tribal aumaua who spread themselves thin across the islands. The tribes are distinct from one another, but they cleave to a shared sense of identity and tradition. Each Huana is part of a caste system that defines their role within the tribe. The warrior and priest class are at the front, with skilled artisans following close behind, and at last the modest laborers bringing up the rear. Equal treatment is not one of their core values, but those born in the disadvantaged underclass content themselves with knowing they'll earn a better place in society in their next life.


Naga

content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

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COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of


VENTRAL
DORSAL
NAGA
AUMAUA

The Huana have populated Deadfire for as long as they can recall, but their mutable lifestyle has led to few permanent settlements and no shortage of history lost along the way. The very presence of tumbledown, monster-infested ruins suggests that local history goes deeper than legends can

Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS

mutable lifestyle has led to few permanent settlements and no shortage of history lost along the way. The very presence of tumbledown, monster-infested ruins suggests that local history goes deeper than legends can recall, but it would take a Watcher to know for sure.

The treasure of Deadfire is luminous adra - a more vibrant and powerful expression of the soul-channeling rock that was found in the Dyrwood. Luminous adra is a rarity that exists nowhere else in Eora, and its nature and properties remain a mystery even to those who seek it out. Vailian animancers are baffled by the volume of soul energy that luminous adra can hold - several times more than the normal variety. Subjecting the adra to processing and refinement yielded an unexpected result - draughts that restore vitality and vigor. What started as a curiosity is now a coveted resource.

With this discovery, opportunists flock to the unclaimed riches from different corners of the globe. Eager to turn a quick profit, the Vailian Trading Company brings bankers, merchants, miners, and animancers to dig up every last fleck of luminous adra. From distant Rauatai, the Royal Deadfire Company brings an armada to colonize and fortify the region in the name of civilizing the wild frontier. Last but not least, the Príncipi sen Patrena - a network of pirates who trace their lineage back to Old Vailia - peck away at the new arrivals with skill and calculation.

From the great city of Neketaka, Queen Onekaza II watches as these foreign powers encroach on the homeland of her people. To all outward appearances, she is an installed figurehead, lacking any true power over the combined might of the Vailians and Rauataians. She is smart enough to encourage this misconception, letting it grow so that she is perpetually underestimated by her enemies (even as she pits them against each other). At her side stands Prince Aruihi, observing her seeming inaction with disapproval. Though he lacks his sister's flair for subtlety, he makes up for it with the charisma and determination to unite the Huana against a common foe.

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

Deadfire Company brings an armada to colonize and fortify the region in the name of civilizing the wild frontier. Last but not least, the Príncipi sen Patrena - a network of pirates who trace their lineage back to Old Vailia - peck away at the new arrivals with skill and calculation.

From the great city of Neketaka, Queen Onekaza II watches as these foreign powers encroach on the homeland of her people. To all outward appearances, she is an installed figurehead, lacking any true power over the combined might of the Vailians and Rauataians. She is smart enough to encourage this misconception, letting it grow so that she is perpetually underestimated by her enemies (even as she pits them against each other). At her side stands Prince Aruihi, observing her seeming inaction with disapproval. Though he lacks his sister's flair for subtlety, he makes up for it with the charisma and determination to unite the Huana against a common foe.

Of course, the Deadfire is populated by uglier monsters than just imperialists. Strange and exotic creatures call the archipelago home -nagas, grubs, imps, unforgettably deadly beetles, and - of course - dragons.

If nothing else, let these facts draw a treasure map for the type of conflicts that the Watcher can expect to face in Deadfire. And I haven't even mentioned the rampaging god.

Until next time, backers. It has been my pleasure.

Best,

~Paul Kirsch

Narrative Designer

‹NEWER SEE ALL UPDATES OLDER›

Update #10 - $2.4 M Hit! Double V.O., Korean, and... Pillars of Eternity Pen and Paper RPG!

POSTED: 02/08/2017

Thank you so much to all our backers and investors for helping us hit $2.4 million in funding. *Pillars of Eternity II: Deadfire* just keeps getting better and better as a result of your support. As usual, we've got a whole bunch of cool reveals for you in this update.

Introducing the Pillars of Eternity Pen-and-Paper RPG



First and foremost, we are excited to announce that everyone who has backed us at the Premium Digital tier and above will be getting a boost! Today, we're officially announcing the Pillars of Eternity pen-and-paper RPG experience! This new journey to the world of Eora begins with a 30-page Starter's Guide, featuring a rule set developed from the ground up by Josh Sawyer and the Pillars of Eternity design team. Now, you can have your own adventures with your friends, in the comfort of your favorite tabletop setting. Best of all, if you've backed the campaign at Premium Digital or above you literally don't have to do anything to get this. Pillars of Eternity RPG is our own take on how to play a pen and paper game; it will not be using the Pillars of Eternity computer game system or that of any

other RPG - it's going to use our own ruleset made specifically for the Pillars of Eternity world. Of course, if you haven't backed us at Premium Digital or above, we won't shut you out! You can get the pen-and-paper Starter's Guide for just $7 as an add-on, as well.

Stretch Goal Update


GOAL ACHIEVED!
THANK YOU!
$2.4M - DOUBLE THE V.O.!
Twice as much voice over & Korean

With your help, we hit the$2.4 million stretch goal, which will add double the amount of V.O. to the game -- and we welcome our Korean friends to enjoy *Deadfire* in their native language. Feargus has approved the V.O. budget to be exactly double what we had plans for originally, which means you'll be able to hear more of our your favorite companions, villains, and heroes throughout your adventure.

As a special treat, Matthew Mercer, the talent behind the voices of Edér and Aloth, had some kind words to share on learning we hit this goal:

"As a gamer who has held a deep love of the Isometric RPG genre (Baldur's Gate and Planescape: Torment are still some of my favorite games of all time), the opportunity to work on such an incredible new entry into the genre was an absolute joy. The love and care put into the dialogue and storytelling in Pillars of Eternity was a gift to us performers, and I've grown extremely attached to both Edér and Aloth as a result. The chance to return to portray and continue to explore these two fellows has me ecstatic!"

It's hard to keep up with the generous pledges and investments that keep pouring in, but rest assured, we plan on releasing more stretch goals as soon as we hit new ones. Currently, we are aiming for the $2.6 million stretch goal which will add Berath's Blessings to the game - our version of

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

357 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

New Game+ which doesn't require you to finish the game to enjoy new bonuses and features.

One Final Bonus



As an added bonus, we would like to add Cooking with Tim, Vol. 1, a digital RPG cookbook, to all backers at Premium Digital and above. Many of you didn't receive this from our first campaign, and Tim was happy to share his recipes once again. Tim is currently very busy with super-secret game here at Obsidian, and he wishes the *Pillars II* team well on our campaign and development, so thank you, Tim!

Please note: It might take a little while for the additional new rewards to appear in backer tiers as we revise them, but they will be there soon! If you backed us at Premium Digital or above, rest assured, you're getting the pen-and-paper starter's guide and Cooking with Tim, free!

And lastly, we have another creature concept to reveal - the sand grub. Enjoy!


Sand Grub

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional


SO CUTE!

And here's Aloth fighting a group of grubs in deep sand. It's subtle, but notice that Aloth is wading through the sand, a new feature in *Deadfire* that adds another dimension of challenge in combat.



anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along

And here's Aloth fighting a group of grubs in deep sand. It's subtle, but notice that Aloth is wading through the sand, a new feature in *Deadfire* that adds another dimension of challenge in combat.



Once again, thank you, and please look forward to our next update later in the week from Lead Artist Kazunori Aruga, who will update you on the latest graphics technology in *Deadfire*!

Follow Us:

‹ NEWER SEE ALL UPDATES OLDER ›

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe

Update #11 - New Rendering Technology and a New Stretch Goal!

POSTED: 02/10/2017

In today's post we have a graphics update from the Lead Artist, Kaz Aruga with some shiny new bells and whistles being developed for *Pillars of Eternity II: Deadfire*, along with a new stretch goal announcement!

This week we've blown by two stretch goals, and we are fast approaching the next one at $2.6 million, which adds Berath's Blessing to the game. And we are very close to unveiling the next leg of Fulvano's Voyage. With only a few hundred backers away from adding more to the island chain, where will Fulvano go next? Get the word out, and help Fulvano get there even faster! We've also added two great rewards to everyone who's backed us at Premium Digital or above, completely free, so if you haven't been back in a while and you've backed us at that level, be sure to check your rewards -- they've increased!

The Next Stretch -Full Orchestra with the level cap of 20!


ANNOUNCING!
$2.8M - ORCHESTRA! AND MORE
Orchestra, Increased Level Cap (20), Sub-classes

Justin Bell has a special message to introduce our next stretch goal:


Pillars of Eternity II: Deadfire - Backer Update 11 - A...



Thank you Justin! In addition to the full orchestra, with the $2.8m stretch goal we plan to increase the level cap to level 20, as well as add additional sub-classes for each class. With your help, we've added sub-classes and already have raised the level cap to 18, and we want to reward everyone with even more choice with character creation and progression, and two more levels to grow the power of your characters.

Before we go on to an exciting look into our graphics, we wanted to give a shout out to our good friends at Stoic, who are in the middle of their campaign to fund *The Banner Saga3*.

We backed the game, and think it looks awesome -- take a look for yourself, then come back and learn about the visual technology of *Deadfire*!

Deadfire Graphics and Technology

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

358 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018


Pillars of Eternity II: Deadfire - Backer Update 11 - G...

Hey backers! This is Kaz Aruga, lead artist on the *Deadfire* team and I'd like to share with you some of the new visual features we've been developing for *PoE II: Deadfire*! Our artists and programmers have been hard at work upgrading our legacy pipeline to make content creation more efficient, and researching tech to unlock new possibilities for our artists. To us this means eliminating tedious and error prone work through automation, and empowering artists with shiny new toys. We've made great strides across all art departments over the past year, and I'm very excited to share with you some new features that will make your next visit to Eora a much richer and dynamic experience.

I'll kick things off with a quick list of graphical features we have working in the current build:

- **Dynamic weather system** - Things like trees, ocean, VFX particles and capes all dynamically react to wind. Clouds will cast shadows on the level as they roll by. A feature well worth its own update!
- **Parallaxing backgrounds** - This is one of the few ways we can convey

$59

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PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional

depth in our areas. Not only can we display backgrounds that scroll at different rates, we can now place VFX and blur them together with the backgrounds. This allows us to add movement and bring these distant backgrounds to life.

- **Shader parity* between 3D assets and backgrounds** - The rendered backgrounds look amazing now when characters walk by with torches and other in-game light sources. Tight highlights bloom on metals and dance over patches of wet med. **It's not 100%, but it's pretty darn close!*
- **Antialiasing & Ambient Occlusion** - These are more subtle but really help the characters blend into their environments.
- **Various Fancy Shaders** - Our character artists now have access to shaders that offer better translucent, refractive, and transparent materials. Expect better looking water, ice, and adra materials on our in-game 3D assets.

I'd like to focus now on character and environment lighting for a minute. With *Pillars I* we pushed the envelope of pre-rendered backgrounds by extracting face normal and world position data from our renders and re-lighting them in the game. In order to get more convincing and dramatic lighting in PoE2 we are now extracting a lot more information from our 2Drenders. To give you an idea of what this does for us I've broken out some of the visual ingredients that go into making a final frame in *Deadfire*.



content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79 SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of



1. No in-game lights

This panel shows what we start with. Characters are unlit,and pre-rendered backgrounds only show indirect lighting. The pixels hit by thesun are stored as a mask when we render our scenes in Maya and used in the next step.



2. Direct lighting

A directional light is added in Unity to light up the background and characters. However the portions of the character in shadow are simply black and have no visual interest! This is remedied by the adding the next two stages.



Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS



3. Indirect lighting

When we render our scenes in Maya we now place sample points across our environments where we calculate and store the indirect light levels of any given point. This data is then used to add indirect light to our 3Dmodels in Unity, allowing them to receive light from the sky and bounce light from the ground. However the metallic bits on Eder and Pallegina are still looking quite flat.



4. Reflected light

credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$109 SLACKER BACKER!

EARLY ACCESS + CREDITS + BOX

8 BACKERS

This step is similar to the previous one, but this time we are sampling for reflections. This allows us to reflect the environment back into metallic surfaces. If you're in a jungle you will see lots of dark greens reflected in their armor, while in a desert you might see a bunch of bright yellows from the sand and blues from the sky.



5. Final composite

Yay! Characters now feel like they belong in their environment and materials feel distinct from one another. You may also notice that cast shadows originating from 3D models and the pre-rendered backgrounds seamlessly blend together. Quick shout out to our lead modeler Dimitri Berman for his beautiful character models, environment lead Sean Dunny for his delicious renders and Timothy Truesdale for his technical sorcery.

Bloom

I'll also note that we can now add a bloom effect to specific types of pixels.

This method allows us to bloom our specular highlights and VFX selectively without making everything else look fuzzy. You can see the effect it has on the fireball, as well as the glint coming off Pallegina's sword. As a side note: the bloom effect is exaggerated a bit for demonstration purposes. VFX in PoE1 often dominated the screen and made it difficult to assess the battlefield. For *Deadfire* we are being mindful of this fact and developing our spell effects in a way that minimizes this issue.



While all this is nice and fancy, each new addition can potentially added complexity to an artist's workflow or add fragility to the game. As we develop these new toys we have been working towards simplifying and automating as much busy work as we can so that are artists can continue to focus what they are good at: making art.

Hope you enjoyed this update and thanks for backing!

-Kaz

‹NEWER SEE ALL UPDATES OLDER›

49 BACKERS

A physical box copy of Pillars of Eternity II: Deadfire, along with an additional digital copy, so you don't have to break open the box! Plus, you'll get your name in the credits, a cloth map, mousepad, concept art print, and early access to the beta. Previous digital rewards are included, except those from the "Complete Pillars Bundle."

REWARDS

- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

‹NEWER OLDER›

Update #12 - Berath's Blessing and Fulvano's Voyage Continues!

POSTED: 02/13/2017

Only two more weeks left in the campaign, but we're far from done adding to *Pillars of Eternity II: Deadfire*. Tomorrow, February 14th, we have a super special feature announcement, and we're thrilled to give you details on two new companions. Later in the week we'll have a new video that shows off Neketaka, the big city in *Pillars of Eternity II: Deadfire* that we're pretty sure is going to leave you impressed.

$2.6 Million!


GOAL ACHIEVED!
THANK YOU!
$2.6M - BERATH'S BLESSING
Begin a new game with gifted bonuses.

Amazing! We've hit the $2.6 million and unlocked Berath's Blessing. As a reminder, Berath's Blessing is our version of New Game+ that features optional bonuses and challenges that unlock as you gain achievements. The next goal at $2.8 million adds a full orchestra soundtrack, an increased level cap, and one more sub-class per class. Thank you so much for the continued support. We still have a lot of announcements and amazing things to show off in the next two weeks, and in addition to the companion introductions, we will be unveiling the $3.0 million stretch goal in tomorrow's (Valentine's Day!) update too.

- We introduced a new backer reward at the $45 tier and as an add-on, The Pen and Paper Pillars of Eternity RPG. Now, you can have your own adventures with your friends, in the comfort of your favorite tabletop setting. Read more about it in Update #10.
- Two large updates, one about the lore of the Deadfire and another covering new art and graphics technology with a snazzy video.
- With your amazing pledges we blew by the $2.2million and $2.4 million stretch goals, adding Korean and Italian, doubling the V.O. budget, and adding UI Customization features!
- On Wednesday, we had live Twitch Developer Q&A with Josh Sawyer and Adam Brennecke. Watch it here to find out more in depth information about the game systems and lore of *Deadfire*.
- The introduction of Fulvano's Voyage in Update #9. This is an in-game island chain that will grow larger with more Fig Backers!Read more about the next leg that was added over the weekend in the next section below.
- If you haven't read it, check out a great interview with Josh Sawyer on Shacknews where he discusses *Deadfire* development, crowdfunding, and more.
- Lastly, Pillars of Eternity II was featured in PC Gamer Magazine and website. Grab an issue or check it out here!

Fulvano's Voyage Continues to Dunnage, Facebook and Twitter Unlocks Added!



. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45 SLACKER BACKER!

PREMIUM DIGITAL

358 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018


Dunnage

This weekend we hit 22,000 backers meaning that the next leg of Fulvano's Voyage is unveiled! The next leg will be reached at 23,500 backers. In addition we will be unlocking a new leg if we hit 15,000 likes on the *Pillars of Eternity* Facebook or 5000 followers on the *Pillars of Eternity* Twitter, whichever comes first! Spread the word of the Fig campaign and let's travel with Fulvano together! As of today (Feb 13th), Fulvano has made it almost half-way there and a new hidden isle is hinted at upon the horizon. What will Fulvano find next?

Upon discovering Dunnage, Fulvano wrote these notes in his journal before he continued his journey:

"When the Príncipi sen Patrena needed a waypoint, trading post,and hub of merriment in the desolate waters of Deadfire, the settlement of Dunnage was the only natural conclusion. The temporary, shoved-together structures are a

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable

mockery of urban planning. Dunnage is a refuge where thieves and backstabbers alike can put their feet up and trade coin, goods, and tall tales."


Fulvano's Voyage
Next Destination at 23,500 Backers

Engwithan Titan

And now for a new creature concept - the Engwithan Titan.Introduced in the first gameplay footage, the Titan protects an ancient desert ruins, Poko Kohara. The Titan has a special grapple attack - he can pick up and squeeze his foes before throwing them to the ground. Keep your distance!


Engwithan Titan

anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79 SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along



REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle"


NEAR DEATH, CHEST CRYSTAL GLOWS BRIGHTLY; PURPLE SOUL MATTER BEGINS TO SPUTTER AND MOVE ERRATICALLY
ON DEATH, CHEST CRYSTAL EXPLODES OUTWARD; SOUL MATTER PASSES FROM BODY LIKE SMOKE IN WIND
LASTLY, BODY SEGMENTS FALL IN A HEAP; SOUL MATTER DISSIPATES QUICKLY (<2 SEC)

‹ NEWER | SEE ALL UPDATES | OLDER ›

COMMENTS (30)

You need to pledge at least $5 to participate in the discussion.

Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide

‹NEWER OLDER›

Update #13 - All About Companions!

POSTED: 02/14/2017

Happy Valentine's Day! Since the spirit of companionship is in the air, we thought the time was right to introduce our two new companions, who are featured in the *Pillars II* key art, Maia and Serafen. We have been champing at the bit to finally talk about them in detail, and we've got plenty to say! Of course, since we're talking about companions today, we figured we wouldn't keep you waiting any longer -- we know fans of *Pillars of Eternity* have been asking for Companion Relationships, so we're so excited to announce it as our $3.0 million stretch goal. Design Director Josh Sawyer introduces this awesome feature below. Read it, and let us know what you think! Later this week, we'll have yet another big update on Neketaka, a big city in *Pillars II*.

Introducing Maia Rua and Serafen





Maia Rua is an island aumaua ranger whose animal companion, Ishiza, is a bird of prey that can scout outdoor environments both in and out of combat. Like Kana, her brother, she's a loyal Rauataian of Huana ancestry.

Her boldness and dedication have earned her an enviable position as a ship captain, which in turn has brought her to Deadfire as part of her country's mission to "civilize" the wild archipelago. Her duties find her working with Atsura, a courtier and representative of the ranganui, on an ambitious campaign to win the hearts and minds of the Huana people. But for all her skill as a soldier and captain, she has little experience with politics and espionage, and she must adapt to her new role quickly.

Serafen is an orlan cipher/barbarian and a member of the Príncipi sen Patrena, the dominant pirate organization in the region. He was born into slavery and put to work as a rigger and powder monkey since his small size made him ideal for scurrying around ships.

During those years, he discovered his talents as a cipher and used them to lure his masters' ship into the path of the Príncipi. Impressed, the pirates offered him a position as one of their infamous"ship hunters," and he in turn found acceptance and freedom among his new comrades. He worries, however, that the growing schism in the Príncipi will destroy the community he has come to love.



. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018



Now, just before we move on to what you've all been waiting for, we wanted to give a shout out to our friends at The Brotherhood, and their crowdfunding campaign for *Beautiful Desolation*, an aptly named, post-apocalytpic adventure game that we think looks gorgeous and that we've backed. Check it out, and then come back for the Companion Relationships update!


BEAUTIFUL
DESOLATION
POST-APOCALYPTIC ISOMETRIC ADVENTURE GAME

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional



The Next Stretch Goal- Companion Relationships


ANNOUNCING!
$3.0M - RELATIONSHIPS
Companion relationships

Josh is here to introduce our next stretch goal at $3.0million - **Companion Relationships**


Pillars of Eternity II: Deadfire - Backer Update 13 - C...
DEADFIRE
Backer Update #13: Companion Relationships

content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of

Hail and well met. I'd like to talk to you today about a subject that's quite appropriate for Valentine's Day: companion relationships. At the beginning of *Deadfire's* development, I came up with some designs for a system to define and tag certain types of behavior and attitudes in conversation. These tags exist so that companions can react to them both in the moment and systemically over longer periods of time. As the player makes choices, companions note the player's attitudes and build an opinion of them over time. Additionally, companions also react to the attitudes expressed by other companions and will build opinions of them. In the long term, the companions will develop stronger opinions and more concrete relationships with each other.

Our end goal with all of this is to write characters in a way that makes them develop their relationships in response to the actions of others, combining hand-scripted elements with system-driven elements to reflect the dynamism of a player's role-playing choices.



Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99 SLACKER BACKER!

EARLY ACCESS + CREDITS



As an example, we'll use Edér. If you remember Edér from the original Pillars of Eternity, you may recall that he has a soft spot for animals, has a troubled relationship with his god, Eothas, and doesn't think highly of zealots. You may also remember that he has an unwitting tendency to express racist attitudes toward orlans. In mechanical terms, we create tags for the following behaviors/attitudes: Cruel to Animals, Kind to Animals, Pro-Eothasian, Zealous, and Racist.

When the Watcher or a companion expresses an attitude that a companion cares about, they will respond directly -- positively or negatively-- and adjust their opinion of that character accordingly. In some cases, the response may be major. In others, it may be minor, simply a minor expression of discontent and a correspondingly minor lowering of opinion. E.g., the Watcher kicking a cat would draw a strong immediate negative response from Edér. Threatening to kill the dog of a thug would lower his opinion of you, but he wouldn't derail the conversation over it. Edér also doesn't hold it against people if they say things that are anti-Eothasian. He understands why people may not be thrilled about the return of his god, but he does appreciate it when people uphold the positive aspects of the faith.

On the flip side, some companions may take exception to Edér's casual racist remarks, either directly or passively. Some companions may also view his Eothasian faith, mildly expressed though it maybe, in a negative light. These can alter their opinions of him over time. Depending on what companions travel with Edér and the Watcher and how the Watcher chooses to steer conversations, certain subjects may come up a lot, a little, or not at all, possibly altering when (or if) a relationship moves an expected direction.

But this entire system does not simply exist for its own sake. These small adjustments to opinion eventually culminate in conversations or

credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$109 SLACKER BACKER!

EARLY ACCESS + CREDITS + BOX

8 BACKERS

confrontations, either with the character in question or with a third party. During these sequences, the player can choose to have the Watcher step in, take a side, or simply sit back and see how things play out. Depending on how the Watcher intervenes, the relationship can develop indifferent ways. We are striving to make the relationships advance in ways that feel natural and believable. Each relationship development will require its own unique set of responses to go in a new direction. That is to say that while we use systems to track behavior and attitudes, systems cannot take the place of the writers' dedicated time to flesh these interactions out.

As far as where the relationships can lead, companions may develop strong feelings of camaraderie, loyalty, loathing, fear, contempt, or even love. The culmination of these relationships may be a conversation, a scripted interaction, a special talent or ability, or even a unique item or recipe. The important thing to our narrative designers is that we treat each relationship as its own unique story that develops in ways that feel true to the characters and themes of Deadfire.

Thanks for reading!

-- Josh Sawyer

Happy Valentine's Day!


Will you
be my
PAL-legina?

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$149 SLACKER BACKER!

COLLECTOR'S EDITION




I have
Aloth
of feelings
for you.


Hey 'der.



49 BACKERS

A physical box copy of Pillars of Eternity II: Deadfire, along with an additional digital copy, so you don't have to break open the box! Plus, you'll get your name in the credits, a cloth map, mousepad, concept art print, and early access to the beta. Previous digital rewards are included, except those from the "Complete Pillars Bundle."

REWARDS

- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin




Hey 'der.


I Huana
be with
you!

‹ NEWER SEE ALL UPDATES OLDER ›

- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$199

SLACKER BACKER!

ELITE COLLECTOR'S + STATUE

33 BACKERS

You receive the Collector's Edition box, a physical copy of Pillars of Eternity II: Deadfire, and a digital key so you don't have to open the box. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital

Update #14 - Just One Week Left! Our Big City: Neketaka, and a New Stretch Goal

POSTED: 02/17/2017

With just one week left in the campaign, we're getting close to the end of the line -- but that doesn't mean we're slowing down! We're amazed to have hit yet another stretch goal, with your help, we've added full orchestra to *Pillars of Eternity II*, raised the level cap, and added even more sub-classes. But there's so much more to do, and we still need your help to do it. That's why we're excited to tell you about our big city, Neketaka, and our new stretch goal at $3.25 million: Sidekicks!

We've also added a new Ultimate Digital Edition reward tier, which features a ton of exciting additional content. And, just for icing on the Rauatai Sweet Pie, we're giving everybody who's backed us at $29 a 33% off *Tyranny* coupon, and everyone who has backed us at the $45 tier or above a 50% off coupon.

Next Stretch Goal - Sidekicks


ANNOUNCING!
$3.25M - SIDEKICKS!
4 sidekicks may journey with you through Eora.

What's a "sidekick," exactly? Glad you asked! In *Pillars II*, a sidekick is a new character type that sits somewhere between a companion and a hired-adventurer in terms of depth of detail. Sidekicks give you more options as

of five. Currently, we have seven planned companions, and with this stretch goal, we will add four sidekicks for a total of eleven Obsidian created characters that can join your ranks!

Before joining your ranks, Sidekicks start out as unique NPCs integral to specific quests, complete with their own personalities and looks, and they may offer to join your party as a reward for completing their quest. Just like companions, these new characters have a custom portrait and voice sound-set. However, unlike companions, they do not have their own vision quest and will not participate in the relationship system outlined in our last stretch goal. We know you love more choice and flexibility when creating your parties, and Sidekicks are a way for us to give you that choice by providing a larger roster of characters to choose.

Wondering about who could be a Sidekick? Here are some ideas the team has put together - these are not final and will probably change during development.

- **Radora**- Ocean Folk/Vailian human wizard. She has difficulty keeping a captain's position for long. According to her, she's at her best when she's had a few to "take the edge off", though she swears she never drinks at sea.
- **Bonteru**- A mountain dwarf rogue obsessed with exploring the Deadfire and cataloguing its various poisonous plants and creatures. Bonteru has memorized the effects of hundreds of different poisons and is all too happy to describe them in detail to anyone who will listen.
- **Ydwin**- A strange pale elf cipher from "a lot of different places". Fascinated by animancy, Ydwin spends her free time examining fresh and not-so-fresh corpses. Though she has a charming and pleasant demeanor, new acquaintances are often shocked at her intimate familiarity with death and her dispassionate affect in the face of even the most grisly scenes.

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

- **Rekke**- An odd-looking man that the Principi rescued from a floating piece of flotsam on the eastern edge of the Deadfire Archipelago. He doesn't speak a word of any language that anyone can understand, but he's cheery and willing to lend a hand to any company he finds himself in. He's just happy to be alive(at least, that's what everyone assumes). Storm Folk fighter.

Let us know what you think about the Sidekicks stretch goal!

Neketaka

Bobby Null, the lead designer of *Deadfire*, is excited to introduce our big city, Neketaka:



Allo, pals! It's time for a new update and what better topic to discuss than cities? Now, if you're anything like me, a good city is a wondrous thing in an RPG. What better way to meet new and interesting people... and kill them? Well, maybe not always that last part, right... right? As inPoE1, if that's the way you roll, we're not judging, but there will be many other ways to deal with the population of the Deadfire Archipelago's big city, Neketaka.

Pillars of Eternity II: Deadfire - Backer Update 14 - N...



The one and only metropolis in the Deadfire is Neketaka. You may ask yourself, why only one big city this time around? While having two big cities in the first game was an awesome experience, looking back, the team felt splitting them into two made neither one as amazing as it could have been. This time around we wanted to make a bigger city than Defiance Bay or Twin Elms, but smaller than the two combined. Coupled with some awesome new features and overall direction, Neketaka should feel like the fantasy city you've always wanted to explore. Below I'll list some goals we had and how we plan on achieving them.


Neketaka
Capital City
Population:
Races:
Religions:
Imports:
Exports:
Government: Limited
Serpent's Crown
Periki's Overlook
The Gullet
The Sacred Stair

content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of


Queen's Berth
The Brass Citadel
Embark
Neketaka

Goal: Build a city that feels different from anything in *Pillars I* and/or other Infinity Engine games, while not being so different as to feel alien.

Solution(s):

- Build a city vertically. The district structure you expect in this type of game still exists, but some of these districts are organized vertically as shown in the video.
- Add parallax features. To really sell the idea of a mountainous island, we've added multiple parallax layers to the art scenes for some spectacular views.
- Architecture varies based on the cultures that dominate the districts. Vailian buildings and locations are distinct from Huana and Rautai locations.

Goal: Create a city that feels more alive than our previous work. Retain and reinforce the "fantasy scale" of a massive city.

Solution(s):

- The new city map and encounters– This map shows the size of a truly impressive city without the need to model every home, alley and citizen. We're creating interstitial content when traversing districts on the map. These take the form of special combat and narrative encounters, as well as randomized events. Meet a strange fortune teller that may reveal cryptic prophecies about your future. Cross paths with a drunken noble with a large coin purse lost in the dangerous back-alleys of Neketaka. These encounters take place in scripted interactions as well as on all-new, city street scenes. It is

Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99 SLACKER BACKER!

EARLY ACCESS + CREDITS

important to note that many of these encounters still include choice & consequence and none are of the “fight x generic enemies” variety.

- The time of day matters. Ambient NPCs use schedules to live their lives in Neketaka, but so do many of the quest NPCs. This allows us to add creative, and sometimes hidden, ways for players to solve problems/quests. Wait for an NPC to go outside and take a smoke break before picking his pocket for that key you need. Follow an NPC to the bathhouse and eavesdrop on a conversation to gain some juicy information. Infiltrate a location in the dead of night to avoid any unwanted civilian casualties.

That’s all we’ve got for you this time. Stay tuned for more updates. We’re heading into the final week and the fan support has been amazing. We love you all and can’t wait to see how far we can push this budget.The more funds we raise, the better of a game we can make for you! Blog, tweet,tell a friend, sell a kidney... well, maybe don’t do that.

-B

Fulvano’s Voyage Update

Earlier this week, Fulvano reached his next destination -The Drowned Barrows. Fulvano recorded a note in his journal when he first saw this mysterious island:

The island holds the tomb of a hundred ancients, and the reefs around it are grave to a thousand sailors. The rumors of fabulous treasures are matched only by whispers of unspeakable rites and horrors that haunt the island.

After seeing the Barrows, Fulvano turned his ship around and headed back towards Dunnage for some much needed rest and relaxation.



19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$109 SLACKER BACKER!


Balefire Beacon
Dunnage
The Drowned Barrows
A grinning skull rose from the mists. I quickly changed course lest treacherous shoals ensnare me.
-F.

EARLY ACCESS + CREDITS + BOX

8 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

And since we're right about to hit our Twitter followers goal, Fulvano should be hitting a new destination very shortly! Keep an eye on the horizon!


Bonus Destination at 5,000 Twitter Followers

New Rewards for All Tiers, and a New Tier - Ultimate Digital Edition

Sharp-eyed fans may have noticed changes to our backer reward tiers -- yes, it's true, we've upgraded the tiers again. This time, everybody who's backed us at the level of Digital Download ($29) and above is getting upgraded automatically. Here's how it works:

At Digital Download, you're getting a coupon for 33% off *Tyranny*. You don't have to do anything,you'll receive the coupon when the campaign is over. Those who've backed at least at the Premium Digital ($45) and above are getting a *Tyranny* coupon for 50% off!



If you don't know it, *Tyranny* is a grand-scale cRPG, which shares much with *Pillars of Eternity*, except in *Tyranny*,the bad guys have won -- and you're on their side. In Tyranny, the grand war between good and evil is over – and the forces of evil, led by Kyros the Overlord, have won. Recipient of much critical praise, and several RPG-of-the-Year awards, we know that you'll like

$149

SLACKER BACKER!

COLLECTOR'S EDITION

49 BACKERS

A physical box copy of Pillars of Eternity II: Deadfire, along with an additional digital copy, so you don't have to break open the box! Plus, you'll get your name in the credits, a cloth map, mousepad, concept art print, and early access to the beta. Previous digital rewards are included, except those from the "Complete Pillars Bundle."

REWARDS

- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- In-Game Credit
- VIP Forum Badge
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas

Tyranny if you're a *Pillars* fan, so we wanted to make it easy for you to give it a try.

Finally, we've had a bunch of requests for different types of additional content. We hear you! So, in addition to creating a slew of new add-ons, we're also creating an an all-new, completely digital tier for the ultimate *Pillars of Eternity* fan,which rolls these new add-ons into a single package, and includes a bunch of additional extras, as well!

This Ultimate Digital Edition is now available for$65 and includes the following (new items in bold):

- Digital Copy of Pillars of Eternity II
- Digital Guidebook, Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital *Pillars II* Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- *Pillars of Eternity* Pen and Paper Digital Starter's Guide
- 50% off Coupon for *Tyranny*
- **High-Resolution Digital Map of the Deadfire Archipelago**
- **Additional Desktop Wallpapers**
- **10 Pieces of Digital Concept Art**
- ***Pillars of Eternity II* Mobile Phone Backgrounds**
- **All-New *Pillars of Eternity II* Digital Novella**
- **Collected *Pillars of Eternity I* Novella/Short-Story Omnibus Digital Edition**

- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$199

SLACKER BACKER!

ELITE COLLECTOR'S + STATUE

33 BACKERS

You receive the Collector's Edition box, a physical copy of Pillars of Eternity II: Deadfire, and a digital key so you don't have to open the box. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

REWARDS

- Od Nua Statue
- Hardcover Guidebook Volume II
- Collector's Edition
- Digital Copy of Pillars II
- Early Access Beta
- Cloth Map
- Mousepad
- Pillars of Eternity II: Deadfire Patch
- 8x10 Concept Art Print
- Pillars of Eternity II: Deadfire Game Manual
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2

- ***Pillars of Eternity I* Digital Deluxe Soundtrack with 27 Never Before Released Tracks, Including the Soundtrack to the White March**


$65 - Ultimage Digital
Backer Badge
In-Game Pet
In-Game Item
In-Game Item #2
Digital Download
Digital Soundtrack
Digital Guidebook
Cooking with Tim, Vol 1
Pillars of Eternity RPG
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon

It took us a while to get it all together, but we're pretty excited to be able to offer all this additional content to our biggest fans!And, of course, all of this content will be available to those who back us at tiers higher than $65, too, so if you're up there don't worry, you won't be left out!

Thanks again to all of you for helping us reach $2.8million. *Pillars II* is becoming the game we hoped it would be, with your support. However, with only a week to go,we have so much more we want to do. Let's not lose momentum!

And, about that stronghold... well, we'll save that for next week!

- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)
- Space Pig Pin

Estimated Delivery: Q1 2018

$249

SLACKER BACKER!

SIGNED ELITE COLLECTOR'S

25 BACKERS

This is the ultimate collection for Pillars fans. You receive the Collector's Edition box signed by the dev team and a physical copy of Pillars of Eternity II: Deadfire, plus a digital copy to keep your box pristine. This box includes a 10" full-body statue of Od Nua, mousepad, cloth map, Pillars II patch, concept art print, game manual, and the hardcover version of Guidebook Volume II. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier.

REWARDS

- Signed Collector's Edition
- Digital Copy of Pillars II

Update #15 - $3 Million! A Mini-Update While We're Out

POSTED: 02/20/2017

Thank you, thank you, thank you to all our fans, backers, and investors for helping us reach the amazing milestone of $3 million dollars! It's truly amazing that we've hit this point. We're now the campaign with the most backers in Fig history, and it's due to our amazing fans who, like us, want to make *Pillars of Eternity II* the deepest, most robust, and most engrossing RPG it can possibly be. We're so excited to be able to include companion relationships, which we know are going to make the game even more incredible.

While we have more in the way of stretch goals and -- only a few days left to achieve them! -- we'll save them (and a big announcement about a really important, super cool, and heretofore extremely hush-hush game feature) for our next update, which will be coming very soon. For now, we'll keep it brief and just say thanks.

And by way of saying thanks, we want to announce that we're including two new rewards for several of our backer tiers, both of which feature the unofficial, super cute, pet mascot of *Pillars of Eternity*, the Space Pig!

First, we have the Space Pig pin:



The pin is shiny, fancy, and awesome, and will be added automatically for anyone who's backed us at Collector's Edition ($149) level or above.

For everyone who is a *true* pet lover, though, we've gone one step beyond. If you've backed us at the Name a Pet ($500) level, you'll be getting the pin, **and** the squishy, squeezy, Space Pig Plushie:



It's. So. Fluffy! More details on both of these items to come in our next update, along with a whole lot more *Pillars II* goodness.

Please note, that due to the holiday, it make take a day or so before the item lists on the tiers on the Fig page reflect the additional pin and plushie, but rest assured, if you're at $149 or above you're getting the pin, and if you're at $500 or above you're getting the pin and the plushie!

Thanks again to everyone who's helped us get this far. With your help, let's see how much more we can add to *Pillars II* before the campaign ends in the next few days!

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59

SLACKER BACKER!

PHYSICAL BOX

‹NEWER OLDER›

Update #16 - The Last Few Days - Set Sail with Your Ship!

POSTED: 02/22/2017

Only a scant few days remain in our campaign, which ends on Friday at 5 P.M. Pacific Time. It's been an amazing ride, and we are so grateful to have such dedicated fans helping us expand and deepen *Pillars of Eternity II: Deadfire*. We have some exciting new reveals for you today, including some new stretch goals-- let's push past them and get even more amazing content into the game.


final design subject to change

First, we didn't want to keep you waiting any longer: we're thrilled to finally show off our concept for the Od Nua statue that is available for anyone who has backed us at the Elite Collector's Edition tier or above. Please make note that this concept isn't final, and may change somewhat before

But, wait! What's that Od Nua is reaching for?

Your Own Ship!


Pillars of Eternity II: Deadfire - Backer Update 16 - S...
Ship Customization

Yes, we can finally confirm what we've been keeping secret this whole time: a new and exciting feature that takes the Pillars of Eternity experience to a completely new stage, which adds open-world exploration and discovery to the gameplay on both land and at sea! As many of you guessed correctly, in *Deadfire* you can be the captain of your own ship. With ships, you have the power to play the game differently; now, you can freely explore the islands of the Deadfire using the new world map.

You want details about the ships? No problem. Your ship is a Dyrwoodan sloop called the *Defiant*, purchased for you by the Steward of Caed Nua, who has made the journey to help you (part of her, anyway) on your quest to hunt down Eothas, and is one of the first allies to join you on your

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59

SLACKER BACKER!

PHYSICAL BOX

adventure. The ship acts as your mobile base of operations, carrying you and your comrades wherever you command. Companions will stay on-board while not in your party, and you can even go below decks to your captain's quarters for rest and relaxation.

You can customize, upgrade, and add personal touches to the *Defiant*. This includes changing your sails, painting your hull, and flying flags to show your personal colors/faction allegiance. You can also improve the performance of your cannons, sails, and hull, beyond just their cosmetic appearance. For example, Dwarven cannons add extra firepower in naval battles, or while upgraded sails give you an extra bit of speed to outmaneuver your opponent. If we hit our $3.5 million stretch goal,we'll add even more new and amazing, unlockable upgrades for your ships. And if we hit our $4 million stretch goal, we will add other ships that you can find, purchase, or even steal during your adventure - to make them your own.



The World Map - Navigate the High Seas

As you probably saw in the video, above, the world map has gotten complete overhaul in terms of form and function. No longer do you have to travel from point to point in a locked fashion (though you can travel directly to locations you've already discovered, if you want). Instead, you can freely explore the map in any direction you want with your ship. You can even

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65 SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the

disembark and travel by foot on the larger islands. Our design inspiration here comes directly from classic RPGs like *Fallout1 & 2*; this new approach to the world map makes *Pillars II* feel bigger, freer, and lets you play how you want. You may discover islands and dungeons not on your map, adventure on your own path for extra treasure, or chart a course towards a distant island.

During your sea travels, you can access the ship at any time to talk to your companions or manage your ship. And through the world map UI, you can travel directly to previously discovered locations. We have a similar feature in the Neketaka City Map UI that allows you to go directly to major interior areas without having to the walk through the exterior district maps manually, which will save you a lot of time.

Encounters

During your adventures around the islands of Deadfire, you may encounter things at sea. These special encounters will be presented as scripted interactions – not only will your ship play a role, but any ship upgrades will impact how these interactions play out, too. We will have both combat and non-combat encounters, many of which will play out in-game depending on the resolution you've chosen. For example, you may come upon a hostile pirate ship on the horizon. If you choose to engage, you can fire your cannons in attempt to destroy their ship, or you can try closing the distance to board and fight the crew directly. How effective a cannon shot is will depend on how improved your cannons are, and how likely you are to be able to escape, on your sails. Other examples include finding a derelict vessel, saving a group of stranded sailors on a wreck, meeting a traveling merchant, or fighting a monstrous sea creature. How you deal with these events is up to you.


World Map

music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion,



And New Stretch Goals!

To finish out the campaign, we are happy to introduce four new stretch goals that are ship themed (and one that was fan requested)! We aren't done yet, and if we are able to finish strongly and hit $4 million, we have more stretch goals planned for you.


ANNOUNCING!
$3.5M - NEW SHIP UPGRADES!
More Ship Upgrade Options, & Portuguese.
$3.75M - UNCHARTED ISLANDS!
More Islands to Explore & Simplified Chinese.
$4.0M - NEW SHIP TYPES!
New Ship Types to Own and Customize.
...$4.25M? ...$4.5M? ...$4.75M?
$5.0M - 8TH COMPANION!
Adds Ydwin as a full companion.

$3.5 million - NEW SHIP UPGRADES & PORTUGUESE - We would like to have more ship upgrades and customization options types, including more

the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does

hull, sail, and flag options. In addition, we are going to add upgradable rooms below deck including a trophy room to display your treasures and well as pet menagerie for all your animal friends to hang out and party. This also adds options to pick your own colors for sails and flags! Plus, we're continuing our commitment to localize *Pillars II* in more languages by including Brazilian Portuguese!

$3.75 million - UNCHARTED ISLANDS & SIMPLIFIED CHINESE - Make the world larger with the Uncharted Island stretch goal. The uncharted island feature adds many more locations to the world map for you to discover and map,expanding the world and game. These islands have special events, quests, and treasures for you to discover using the scripted interaction system. Some of them might include unique special events, including dungeons or quests. After you discover an island, you can even name it to make it your own! And, we'll add Simplified Chinese localization, too!

$4 million - NEW PLAYER SHIP TYPES - You want something awesome!? We will add other ships that you can find, purchase, or even steal during your adventure. These other ships will be docked in a special harbor location. Get yourself a Vailian Galleon or a Rauatai Warship - and customize it to make it your own.

...?

...?

$5 million - YDWIN BECOMES A COMPANION - You asked for this, now help us make it a reality! We will take Ydwin the Pale Elf from sidekick to full-on 8th companion for the game, adding a full vision quest, companion relationship, and story interactions to her (and, of course, if we hit this goal, we will add another sidekick to replace her so we still have four sidekicks, too!). Adding companions is a huge expense and design undertaking, but if we can get to $5 M, the team feels sure we can do it!

not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$109

SLACKER BACKER!

EARLY ACCESS + CREDITS + BOX

8 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II:

...?

...?

$5 million - YDWIN BECOMES A COMPANION - You asked for this, now help us make it a reality! We will take Ydwin the Pale Elf from sidekick to full-on 8th companion for the game, adding a full vision quest, companion relationship, and story interactions to her (and, of course, if we hit this goal, we will add another sidekick to replace her so we still have four sidekicks, too!). Adding companions is a huge expense and design undertaking, but if we can get to $5 M, the team feels sure we can do it!

Of course, if we get to $4 million, we'll have some new stretch goals to include between $4 M and $5 to keep things even more interesting! Let's see what we can get in the next couple of days. Thanks to everyone for your support, and we look forward to closing out *Pillars II*'s campaign with a bang!

Finally... Early Bird DLC!

Since a lot of folks have been asking in various fora: we wanted to let people get an early bite at our DLC. We aren't exactly sure what the DLC will contain yet, as we're 100% focused on making the core game awesome right now, but we know we're going to want to expand *Pillars II* at some point post launch. And since some of you want to get in on that early, we're offering a very low price as a way to guarantee you'll be able to do just that. It's available now as a Fig add-on when you purchase any tier, or to be added to your purchase if you've already bought.

$109

SLACKER BACKER!

EARLY ACCESS + CREDITS + BOX

8 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers

Update # 17 - The Last Few Hours! Our 8th Companion, New Stretch Goal, and Key Announcements!

POSTED: 02/23/2017

The Journey Winds Down

It's been an amazing trip, watching *Pillars of Eternity II: Deadfire* grow from our initial scoping meetings to hitting one stretch goal after another thanks to the help of our amazing fans, backers, and investors. We can't thank you enough for your help. But we still have a few hours to go -- can we unlock the goals above $4 million and add some truly unexpected features to *Pillars II*? Let's get there together!

First off, some awesome concept art depicting our iron- and steel-clad constructs! Ironclad and steelclad constructs were created by animancers for various purposes, mainly to act as bodyguards and as instruments of war.


Constructs


Iron
Steel

A Quick Recap/ICYMI

For those who might be joining us late in the game, we wanted to give you a quick recap of what you've missed:

- Fulvano the Explorer has been going on a journey throughout the Deadfire Archipelago, unlocking new island destinations in *Pillars II* with every backer milestone our campaign hits. So far, we've hit seven, with the eighth, at 29,500 backers, not far away! Who know what Fulvano will uncover next if we can get enough backers to help fill his sails.
- We've added Companion Relationships to the game. This is much more than just your standard RPG love-triangle stuff -- this is an Obsidian game after all! Check out this video, where Design Director Josh Sawyer explains it all!
- Xoti, the priest/monk has joined the player's party as a full new companion! Xoti totes akimbo scythes, her own vision quest, and enhances both the narrative and combat in myriad ways.
- We put sidekicks into the game, four to be precise, who allow players to expand their options in combat and add color to the NPC panoply without quite reaching the level of full-on companion in terms of design and resource commitment.
- Languages: we got 'em! In addition to **French** and **German** localization, we've added **Spanish, Russian, Polish, Italian, Korean,** and **Portuguese**, with **Simplified Chinese** included as our next stretch goal at $3.75 M!

Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

Add-Ons

And just in case you thought we had a whole bunch of languages, wait until you get a load of all the add-ons we've included in the campaign! Almost all of these were added as a direct response to fan and backer requests, so the list got somewhat large:

Add-On Name	Price
Pillars of Eternity II Novella	$5
Pillars I Fiction Omnibus	$5
PoE Digital Guidebook, Vol. 1	$5
PoE Pen & Paper Starter Guide	$7
Join the Black Isle Bastards Crew!	$8
The White March Soundtrack	$9
High Resolution Digital Map	$10
PoE Digital Deluxe Soundtrack	$15
Pillars II Mousepad	$17
Extra Beta Access for Pillars II	$20
Pillars II Audio Soundtrack CD	$20 + S&H
Pillars II DLC Season Pass	$20
Extra Pillars II DLC Pass	$20
Obsidian T-Shirt	$25 + S&H
Pillars II Backer T-Shirt	$25 +S&H
Companion Miniatures (Unpainted)	$25 + S&H
Hardcover Guidebook Vol. II	$30 + S&H
Extra Digital Copy of Pillars II	$30
Pillars II Additional Physical Box	30 + S&H
T-Shirt Pack	$40 + S&H
Companion Miniatures (Painted)	$40 + S&H
Obsidian Hoodie	$60
Extra Digital Copy Bundle	$80
Additional Collector's Edition Box	$80 + S&H
Limited Edition Signed Print	$100 + S&H
Hoodie Pack	$110 + S&H

$59 SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65 SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium

You can purchase any or all of these add-ons during check out when you click on the backer tier of your choice, where you'll find a description of them when you simply roll over each one in the cart -- or you can add them to an existing order if you already backed us. So, if you're someone who's been requesting one of the above things, but didn't know we'd added it, now's your last chance!

Ydwin and a New Stretch Goal


Ydwin

Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

62 BACKERS

THIS TIER DOES NOT COMBINE WITH



We wanted to give you more detail on our potential 8th companion and current sidekick Ydwin, the Pale Elf. An image of her appears above, giving you some sense of what she'll look like, but we've got a more detailed description of how should could be fleshed out as a complete companion in *Pillars II*, courtesy of Narrative Designer Carrie Patel, as well:

Ydwin, our eighth and final companion (we hope!), is a pale elf rogue/cipher with extensive training as an animancer. She was born in a remote, lawless settlement in the White that Wends, where she witnessed the cruelest extremes of kith and nature. Her observations fueled a fascination with animancy, and she eventually made her way to the Vailian Republics to study. She's since become an accomplished master in the field, and advances with luminous adra in the Deadfire have drawn her to the archipelago.

Let's push hard to unlock Ydwin and get her into the game!

$4.25 Million Stretch Goal - Intelligent Soulbound Weapon

Finally, since we're closing in minute by minute on the incredible goal of $4 million, we thought it would only be fair if we included some information on our stretch goal at $4.25, which will get us one step closer to unlocking Ydwin!


ANNOUNCING!
$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!

Our love for talking weapons goes back long ago, to our days playing pen and paper games, and we have fond memories of Lilarcor from *Baldur's Gate*

ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$99

SLACKER BACKER!

II. Now it's time for our own talking, intelligent weapon in *Pillars of Eternity II: Deadfire*! This stretch goal at $4.25 million will add a soulbound weapon, which is infused with a personality that can speak to you throughout your adventure.

Final Friday Announcement

To end up, we wanted to let you know what we'll be doing tomorrow, as the campaign winds down:

- **Livestream** - Starting at 9 AM Pacific Time (5 PM GMT) tomorrow and running through the end of the campaign, we will be livestreaming on our Twitch channel from Obsidian HQ. Enjoy the final hours of the campaign with us as team members come in and out, discuss *Pillars* stuff, Obsidian stuff, random stuff, and just have a good time celebrating our games and our fans. Don't miss it, we want to hang out with you!
- **Reddit AMA** - And speaking of hanging out with you, for all you Redditors out there, we're doing an AMA (Ask Me Anything) on /r/IAMA with Josh, Carrie, Feargus, and other members of the Pillars II team tomorrow, February 24th, at noon Pacific Time (8 PM GMT). So if you have a Reddit account, this is your chance to literally ask us anything. We should be live for about an hour on there, and we will do our level best to get to everyone's questions!
- **Social Media and Forums -** We'll be more active than ever on our Twitter, Facebook, and official forum channels, so if you have questions about the campaign, ping us -- or leave a comment on Fig. We're going to try to be everywhere tomorrow -- we truly believe we can get to that 8th companion with your help!

Thanks again to all of our backers! Whether you're a newcomer just getting updated, or someone who's been with us for the entire campaign, we are going to create a fantastic journey through the Deadfire together!

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

‹NEWER OLDER›

Update # 18 - The Home Stretch: $4 M, a new Stretch Goal, and A Reminder

POSTED: 02/24/2017

What can we say to our fans, backers, and investors to express our gratitude for your incredible support for *Pillars of Eternity II: Deadfire*? You've exceeded all of our expectations -- and there's still time to take this campaign even higher! At more than $4 million in funding, we're closing in rapidly on our $4.25 million stretch goal of the talking, intelligent weapon for *Pillars II*, and having seen some of the initial ideas the team came up with for this, we want you to know: it will be... freakin'... cool!

However, we also wanted to reveal our next stretch goal at $4.5 million, since -- amazingly -- there's a real possibility we'll reach that before the end of the campaign today! We racked our brains and came up with something we think you're going to love:


ANNOUNCING!
$4.5M - Ship Crew!
Hire and Manage a Crew for Your Ship!

Ship Crews

Ships alone are pretty awesome, of course, and customizing your ship is even more awesome -- but what about being able to hire and manage the crew of your ship? For the $4.5 million stretch goal, we are introducing just that! Find, hire, and manage a crew for your ship. Once hired, crew

REGISTER TO INVEST

INVEST!

The investment period for this campaign has ended.

Learn more about investing.

$5

SLACKER BACKER!

OBSIDIAN INITIATE

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29

SLACKER BACKER!

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II:

ANNOUNCING!

$4.5M - SHIP CREW!

Hire and Manage a Crew for Your Ship!

Ship Crews

Ships alone are pretty awesome, of course, and customizing your ship is even more awesome -- but what about being able to hire and manage the crew of your ship? For the $4.5 million stretch goal, we are introducing just that! Find, hire, and manage a crew for your ship. Once hired, crew members can be assigned roles on the ship, and will play a role in the events and battles that you encounter at sea. Crew members can gain experience and improve at their roles over time. The crew's skills will improve how effective your ship is in combat situations, and the crew can be assigned to defend your ship in the case that you get boarded by a hostile force. If your crew's morale isn't maintained, their effectiveness will go down, and, if you are a truly terrible captain to them, mutiny can even occur. We are also introducing crew dilemmas that will allow you to take charge and be the captain when they look to you for guidance!

Livestream/AMA

Our Livestream on Twitch is broadcasting as you read this, so come check it out! And don't forget that our AMA starts on Reddit at noon Pacific (8 PM GMT), so if you're a Redditor, head over there and come ask the team some questions!

Thanks to everyone for helping to expand and deepen *Pillars II* and to get us this far! Let's work together to make one, final push!

‹ NEWER   SEE ALL UPDATES   OLDER ›

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29 SLACKER BACKER!

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45 SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

Update #19 - PayPal is Live, Fishing, Monsters, and some fun!

POSTED: 02/24/2017

We have a few special things to share with you as our campaign comes to an end. First we have a special message in video format made by Adam Brennecke, the executive producer of Deadfire - with some fun behind the scenes footage of the game. We also have a new stretch goal for **$4.75 million - Sea Monsters and Fishing!** We blew by the last stretch goal of $4.25 million and we will now add a Talking Intelligent Weapon to the game, and are on our way to the $4.5 million stretch goal which will add the Ship Crew feature! Amazing! Thank you and party with the developers in the final hours of the campaign on the Twitch stream which is live right now!


GOAL ACHIEVED!
THANK YOU!
$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!

PayPal and the Backer Portal

For those waiting to pay by PayPal, our Backer Portal just went live! eternity.obsidian.net/backer If you aren't able to back through Fig and still want to become a backer of Pillars of Eternity II: Deadfire, you now have the option to pledge via Paypal! Head on over and create an account, or log in using your existing forum credentials. Please note that if you have

want to become a backer of Pillars of Eternity II: Deadfire, you now have the option to pledge via Paypal! Head on over and create an account, or log in using your existing forum credentials. Please note that if you have already pledged on Fig your pledge has not been moved over to our portal yet.

A Personal Thank You and Behind the Scenes Video


Pillars of Eternity II: Deadfire - Backer Update19 - T...
Pre-Alpha Prototype Test Footage

Thanks Adam! Now to the stretch goal!

Sea Monsters and Fishing - $4.75 Million


ANNOUNCING!
$4.75M - SEA MONSTERS, FISHING!
Hunt Sea Monsters and Go Fishing!

As they say, there are a million fish in the sea. And with your new boat, why

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide

not drop a hook and see what comes up at the end of the line? In *Deadfire*, fish will provide you with different rest bonuses and give you more recipes to cook up to help you on your adventures. Fishing will trigger scripted interactions on your boat where you can choose various baits you have collected and see what fish you can catch. Different areas on the world map will have different fish below the surface. You can be an occasional line-dropper or an expert fisherman. And who knows, maybe you'll hook some rare gear or run into sea monsters who have only been spoken of in tales...

- **Kraken** - Once believed to be a legend spread through the Eastern Reach by Aedyran explorers in the Deadfire, krakens have been proven all too real by the numerous ships they have lain to waste at the western edge of Ondra's Mortar. Like enormous, aggressive octopuses, kraken prey on the largest creatures of the sea, including great whales, and are known to smash ships to pieces and devour the entire crew in the span of minutes. Legends abound of an ancient sickly-yellow kraken that has lived since, in the words of the Huana, "Magran's Teeth last roared". According to Captain Verenti of the galleon Brascera, he was pursued by the creature and managed to put a 9 pound cannonball in its right eye, breaking the chase. Other captains have confirmed that the beast now lacks an eye, but its hatred of kith has apparently increased threefold.
- **Polpovir** - The folk-sized polpovir appear to be some sort of squid-like monstrosity that haunts dark coastlines across the Deadfire. Naturalists believe they operate purely on animal instinct, but sailors who have encountered them swear they are driven by some malevolent collective intelligence. The polpovir have barbed tentacles that can propel them on land with frightening speed, massive mouths capable of swallowing an orlan whole, and eerie illuminated antennae that can hypnotize even a well-trained sailor. Huana tribes share information of polpovir sightings and avoid them both of out of fear and reverence. They believe the creatures, whom they call wahēra, are servants of the goddess Ngati (Ondra, to those

- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

from the Eastern Reach).

- **Helwater Crabs** - So-named for their habitat, helwater crabs have adapted to life in the searing waters surrounding undersea volcanicvents. The helwater crabs vary in size based on sex, with females being about the size of folk, males the size of aumaua. The males are feared for their incredibly tough shells and powerful claws, capable of causing shocking wounds in even well-armored foes. The females possess a dangerous defensive weapon they can unleash against careless kith who assume their smaller size means they are less dangerous. While not tending to their nests, females store boiling-hot water from thermal vents in a large internal sac, where it can remain insulated for hours. They can release the water with great force, propelling them backward and fatally-scalding the poor souls caught in the blast. Though naturalists believe helwater crabs do not attack kith to eat them, they are extraordinarily defensive of their nests, which sailors and explorers unwittingly pass by.
- **Maiden of the Depths** - Sailors throughout the Deadfire fear the cry of the Maiden of the Depths and her "court" of handmaidens. With the rough appearance of winged women, handmaidens can be mistaken for some kind of flying kith at a distance. Proximity reveals their true, horrid form: leathery bodies, monstrous heads, talons instead of fingers, and flippers instead of feet. Unfortunately for sailors, most of them are lulled to sleep during the handmaidens' approach by their wordless songs of indescribable beauty. Entire crews have been gently carried to a watery grave by a flock of singing handmaidens. There are dozens of legends and rumors about why handmaidens prey on ships. Most of them revolve around an enigmatic figure known as the Maiden of the Depths, a being of massive power that supposedly commands the entire host.

With this stretch goal we will add fishing and new sea monsters that you may encounter while sailing on the seas around *Deadfire*!

Fulvano's Voyage Comes to an End

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional content, including a new, digital Pillars of Eternity novella, a high-resolution digital map, and an expanded version of the Pillars of Eternity digital soundtrack, including the music from The White March, unavailable anywhere else! Plus much, much more.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$79

SLACKER BACKER!

COMPLETE PILLARS BUNDLE

Fulvano's next discovery is the Splintered Reef:

"A thousand broken salutes hailed me from the rocky shoal"

The Splintered Reef is a mass of abandoned ships that doggedly cling to each other, forever trapped in the aftermath of a naval battle. None could tell from the wretched monument who fought or for what purpose, as only silence and the dead seem to have won.

After 10 discoveries of new islands, including a pirate hideout, a three level dungeon, an island of slavers, and a ship graveyard, Fulvano's journey sadly has come to an end! He encountered one of the deadly creatures of the Deadfire and is now headed to a new adventure. Thank you to everyone who participated in making Fulvano's voyage possible! And special thanks to Matt Hansen, our wonderful concept artist, who brought Fulvano's Voyage to life over the past few weeks.


I. Balefire Beacon
II. Dunnage
IV. Tempest's Turn
IX. Radiant Court

62 BACKERS

THIS TIER DOES NOT COMBINE WITH ANY HIGHER TIER. New to the world of Eora? Prepare for Pillars of Eternity II: Deadfire with this Fig exclusive digital tier. You receive the Digital Hero Edition of Pillars of Eternity along with its expansion, The White March Part I and II to go along with Pillars of Eternity II: Deadfire. You also receive all previous digital rewards. Fulfillment of Pillars of Eternity and The White March expansion will happen after the campaign ends.

REWARDS

- Pillars of Eternity I: Hero Edition + White March Part I and II
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018


III. Drowned Barrows
V. Drowned Barrows Dungeon
VIII. Drowned Barrows Depths
VI. Ori o Koiki
VII. Crookspur Island

EARLY ACCESS + CREDITS

19 BACKERS

Your name is featured in the in-game credits. You also get access to the Pillars of Eternity II: Deadfire beta and a VIP forum badge to show your support for the game. Previous digital rewards are included. Does not include the "Complete Pillars Bundle" tier.

REWARDS

- Early Access Beta
- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas Omnibus Version
- Pillars of Eternity Digital Deluxe Soundtrack (includes The White March OST)

Estimated Delivery: Q1 2018

$4,407,598
GOAL $1,100,000

33,614
BACKERS

SLACKER BACKER PLEDGE


X. Splintered Reef
My seafaring days behind me. I made for the frontier of the Eastern Reach, where tranquility awaits.
-F.

EARLY ACCESS + CREDITS + BOX

8 BACKERS

Not only will your name be featured in the in-game credits, but you also receive the physical edition of Pillars of Eternity II: Deadfire. Previous digital rewards are included, but does not include the "Complete Pillars Bundle" tier. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want!

REWARDS

- Early Access Beta
- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Credit
- VIP Forum Badge
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon
- High-Resolution Digital Map of the Deadfire Archipelago
- Additional Desktop Wallpapers
- 10 Pieces of Digital Concept Art
- Pillars of Eternity II Phone Backgrounds
- All-new Pillars of Eternity II Novella
- Collected Pillars of Eternity I Novellas

‹NEWER OLDER›

Update #20 - A Big Thank You for $4.4 Million!

POSTED: 02/28/2017

We've reached the end of the official campaign on Fig, and it has been an amazing ride. We want to let you know how much it means to all of us on the Pillars of Eternity II: Deadfire team that you supported us with your thoughts, your contributions, and your feedback throughout the campaign. Pillars II has grown and become bigger and better than we ever imagined when we first set out at the start of this journey.


Thank You!

$4.4 Million!

After a month-long campaign and a myriad of announcements and new additions, we were able to exceed our initial funding goal of $1.1 million by more than 400%! This makes Pillars of Eternity II: Deadfire the most crowdfunded video game since 2015, and exceeds the number achieved by Pillars I. With more than 33,600 backers, Pillars II became the most popular project ever on Fig. We're so excited about what we were able to achieve together.

Slacker Backers

If you missed out on backing us (or know someone who did), have no fear! You can still back Pillars II via the Slacker Backer Pledge button on Fig, or over at obsidian.net. For 60 days after the campaign ends (about 57 of which are left), backers can continue to pledge and receive backer rewards as if they contributed during the campaign! Even better, these contributions will count toward our remaining stretch goals of $4.5, $4.75, and $5 million dollars, which are:

- **$4.5 M - Ship Crew**: Hire and manage a crew for your ship
- **$4.75 M - Sea Monsters and Fishing**: Hunt gigantic monsters on the high seas, and go fishing
- **$5.0 - 8th Companion**: Ydwin joins the party as a full companion

When Can I Link My Pledge to the Backer Portal?

Once Fig has confirmed all of the pledges, we will be migrating them over to our Backer Portal. This will take 2-3 weeks. Once that is done, we'll let you know in an update when you can link your Fig pledge to the Backer Portal. This allows you to upgrade to a different tier if you'd like, add more add-ons, confirm your pledge, and obtain any rewards we have available now (like Pillars of Eternity I, The White March expansion, the Tyranny coupon, and Cooking With Tim vol. 1).

Thank You

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45 SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

over at obsidian.net. For 60 days after the campaign ends (about 57 of which are left), backers can continue to pledge and receive backer rewards as if they contributed during the campaign! Even better, these contributions will count toward our remaining stretch goals of $4.5, $4.75, and $5 million dollars, which are:

- **$4.5 M - Ship Crew**: Hire and manage a crew for your ship
- **$4.75 M - Sea Monsters and Fishing**: Hunt gigantic monsters on the high seas, and go fishing
- **$5.0 - 8th Companion**: Ydwin joins the party as a full companion

When Can I Link My Pledge to the Backer Portal?

Once Fig has confirmed all of the pledges, we will be migrating them over to our Backer Portal. This will take 2-3 weeks. Once that is done, we'll let you know in an update when you can link your Fig pledge to the Backer Portal. This allows you to upgrade to a different tier if you'd like, add more add-ons, confirm your pledge, and obtain any rewards we have available now (like Pillars of Eternity I, The White March expansion, the Tyranny coupon, and Cooking With Tim vol. 1).

Thank You

Thank you for helping us make Pillars II the best game it can possibly be. We're so excited to be bringing our game to you early next year, and to watch it grow in scope from what we'd originally planned. Thank you for all of your requests and support. Because of you, Pillars II is possible.

We will continue to update you weekly about Pillars II art, lore, design, and overall progress on the game, so stay tuned!

Until next time, fellow adventurers!

‹NEWER SEE ALL UPDATES OLDER›

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$59 SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

‹ NEWER OLDER ›

Update # 21: $4.5 Million Attained! Ship Crews Unlocked!

POSTED: 03/01/2017

We wanted to let all of you fans and backers know that we've hit **$4.5 million** and unlocked another stretch goal, the ability to find and hire crews for your ship!


GOAL ACHIEVED!
THANK YOU!
$4.5M - SHIP CREW!
Hire and Manage a Crew for Your Ship!

Before we kick off, though, we're giving a quick shout out to one of our favorite titles: Torment: Tides of Numenera from our good friends at inXile Entertainment, which was just released yesterday! Just like *Pillars II*, *Torment* is an isometric, party-driven, cRPG, but *Torment* takes its inspiration directly from *Planescape: Torment* and the award-winning Numenera pen-and-paper RPG by Monte Cook. Having played *Torment*, we feel *Pillars II* fans will enjoy its unique setting, beautiful art, and intricate gameplay.


TORMENT
TIDES OF NUMENERA



Now, back to the stretch goal! If you recall, **Ship Crews** offer a whole new layer of interactivity for player ships: Find, hire, and manage a crew. Once hired, crew members can be assigned roles on the ship, and will play a role in the events and battles that you encounter at sea. We are also introducing crew dilemmas that will allow you to take charge and be the captain when they look to you for guidance!

This also puts in reach our next two goals: **Sea Monsters and Fishing** at $4.75 million and, of course, our **8th Companion, Ydwin**, at $5 million. As a reminder, the *Pillars II* developers gave some details on how Sea Monsters and Fishing would work in a previous update.


Next Stretch Goal
$4.75m - Sea Monsters, Fishing!
Hunt Sea Monsters and Go Fishing!

In Deadfire, fish will provide you with different rest bonuses and give you more recipes to cook up to help you on your adventures. Fishing will trigger scripted interactions on your boat where you can choose various baits you have collected and see what fish you can catch. Different areas on the world map will have different fish below the surface. You can be an occasional line-dropper or an expert fisherman. And who knows, maybe you'll hook some rare gear or run into sea monsters who have only been spoken of in tales...

We're excited to see if we can achieve the next two goals before the 60-day slacker-backer period is up!

So check out *Torment* and when you're ready, spread the word about our latest stretch goal achievements. Let's get to $5 million!

. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

‹NEWER OLDER›

Update #22: Closing in on $4.75 M and Some News

POSTED: 03/07/2017

Hello backers, investors, and fans -- we've got a quick update for you on the state of the campaign and some news on when you can start receiving your rewards.



First off, we've hit ~$4,580,000 in total funding, putting us one step closer to unlocking our penultimate stretch goal: Sea Monsters & Fishing. If you're wondering how we continue to fund, it's thanks to our slacker backer functionality available on the Fig site, or you can use Stripe or PayPal through our portal at Obsidian.net. As you're reading this, we have about 48 days remaining until slacker backer funding goes away and the stretch goals we haven't reached disappear forever, so tell a friend!


Next Stretch Goal



First off, we've hit ~$4,580,000 in total funding, putting us one step closer to unlocking our penultimate stretch goal: Sea Monsters & Fishing. If you're wondering how we continue to fund, it's thanks to our slacker backer functionality available on the Fig site, or you can use Stripe or PayPal through our portal at Obsidian.net. As you're reading this, we have about 48 days remaining until slacker backer funding goes away and the stretch goals we haven't reached disappear forever, so tell a friend!


Next Stretch Goal
$4.75M - Sea Monsters, Fishing!
Hunt Sea Monsters and Go Fishing!

Starting tomorrow, we are including a 'guest cart' option on the backer site. Additionally, all Fig pledges will be transferred to the Backer Portal next week. We'll update you when this happens. Let us know if you have any questions about this process, we're always happy to help.

Stay tuned for another update next week, diving into more details about Pillars II development!

< NEWER SEE ALL UPDATES OLDER >

10 BACKERS

A big thank you for supporting Pillars of Eternity II: Deadfire! We invite you to be an active part of the Pillars II community with an exclusive forum badge. Voice your suggestions and interact with the development team.

REWARDS

- Forum Badge

Estimated Delivery: Q1 2018

$29 SLACKER BACKER!

DIGITAL DOWNLOAD

785 BACKERS

The digital version of Pillars of Eternity II: Deadfire, at an exclusive rate for Fig backers . Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45 SLACKER BACKER!

PREMIUM DIGITAL

Update #23 - Creature Feature - All About Naga!

POSTED: 03/14/2017

Welcome, fellow wanderers! It's been a week, but we have quite a few new tidbits to share with you. First: we wanted to let you know that we're drawing ever closer to our goal of $4.75 million - sea monsters and fishing in *Pillars of Eternity II: Deadfire.*


Next Stretch Goal
$4.75m - Sea Monsters, Fishing!
Hunt Sea Monsters and Go Fishing!

How are we getting more funds to the campaign? Simple: through "slacker" backers. There are two ways you can back us:

- **Right here on Fig** - Just click the Slacker Backer button to back us, change how you've already backed us, or add an add-on item to your order.
  - Our current total earnings from Slacker Backers on Fig is right about **$84,000.**
- **Through Our Backer Portal** - Head on over to the Deadfire Backer Portal to back us there. Also, you'll want to register at the backer portal in order to set up your order for fulfillment, whether you backed us via Fig or the portal. Plus, the backer portal is PayPal compatible, so if you want to use PayPal, that's where you'll want to go!

- Our current total earnings from Slacker Backers on our portal is about: **$63,500**.

That puts our total earnings from Slacker Backers at around **$147,500**, and our overall campaign total at just over **$4.55 million**. There are **42 days remaining** until we stop accepting Slacker Backers. You have until **April 25th**, so spread the word to help us reach our $4.75M stretch goal, and eventually $5M for our awesome 8th companion, Ydwin!

Regarding the Backer Portal: Expect another update from us very soon with instructions for linking your pledges and claiming your **Tyranny coupon**! All of your rewards and add-ons will be completely transferred over to the Backer Portal very soon, so keep an eye out for that update. Tyranny coupons will be valid until **May 31st.**

And now, an introduction to one of our creatures in *Pillars II!*

All About Naga



. Additionally, you receive a special in-game item available only through Fig.

REWARDS

- Digital Copy of Pillars II
- Special In-Game Item #1
- Forum Badge
- Tyranny 33%-off Coupon

Estimated Delivery: Q1 2018

$45

SLACKER BACKER!

PREMIUM DIGITAL

359 BACKERS

The premium digital edition of Pillars of Eternity II: Deadfire. This bundle includes two special in-game items and an in-game pet. You also receive a digital version of the soundtrack and the Pillars of Eternity Guidebook Volume II.

REWARDS

- Digital Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

Behold the intimidating and cunning naga, one of our many types of creatures in *Pillars II*:


Massive mole skulls for pauldrons
Cloth
Any painted leather marked with a (✱) should be worn and cracked like above.
Iron
leather
Gold
leather
Cloth
Basic Naga
Warrior
All leather elements should standard cow- or buck-hide.
Skirmisher
Shaman
Bone disks
Charred Bone
Obsidian shards
All leather elements should be alligator-like Leather
Cloth
leather
Iron
Polished blackened Iron
leather
leather
Cloth
Fire Naga
Warrior
Skirmisher
Shaman
Cloth
leather
Silver
Long, striped, curling shells
All leather elements should be shark hide.
Coral
leather
leather
Gull feathers for arrows
Cloth
Coral Naga
Warrior
Skirmisher
Shaman
Polished Coral

$59

SLACKER BACKER!

PHYSICAL BOX

60 BACKERS

This is the only place to get a physical copy of Pillars of Eternity II: Deadfire! You receive all previous rewards, plus a physical box version of Pillars II upon release. Don't worry: we will email you the digital unlock from the box on release day, so that you can join everybody and play on day one, if you want

REWARDS

- Physical Box Copy of Pillars II
- Digital Guidebook Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- Pillars of Eternity Pen & Paper Starter Guide
- Tyranny 50%-off Coupon

Estimated Delivery: Q1 2018

$65

SLACKER BACKER!

ULTIMATE DIGITAL EDITION

100 BACKERS

For the ultimate Pillars of Eternity fans, we've built the Ultimate Digital Edition, including everything from the Premium Digital Edition, plus a ton of additional

Variants, Types & Abilities

There are three variants of naga with their own resistances and weaknesses:

- Naga (Poison)
  - Resistances: Poison
  - Weaknesses: None
- Flame Naga (Fire)
  - Resistances: Dexterity Afflictions (Hobbled, Immobilize, Paralyze), Piercing Resistance
  - Weaknesses: Slashing, Water
- Coral Naga (Water)
  - Resistances: Dexterity Afflictions (Hobbled, Immobilize, Paralyze), Piercing Resistance
  - Weaknesses: Slashing, Shock

The variants can be further broken down into types, each with their own unique abilities:

- Warriors: The least intelligent type of naga. These are brutes focused primarily on dealing melee damage.
- Skirmishers: Also known as archers. Skirmishers are the most venomous, cunning, and deadly.
- Shamans: Spiritual and political leaders. Most intelligent and Druid/Priest casters.

Abilities broken down by variants and type:

Naga Variant	Type	Abilities
	Warrior	Melee Attack with Weapon Melee Offhand Attack with Bite Coral Naga Spit

Coral		Death Throe
	Skirmisher	Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Water Elements, Restoration) Coral Naga Spit Death Throe
Flame	Warrior	Melee Attack with Weapon Melee Offhand Attack with Bite Death Throe
	Skirmisher	Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Fire Elements, Decay) Death Throe
Poison	Warrior	Melee Attack with Weapon Melee Attack with Bite Rears Up Death Throe
	Skirmisher	Envenomed Arrows Strafe Fire Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Flora, Creatures and Restoration Domains) Death Throe

Lore

Naga are a species of intelligent, reptilian wilder. They are native to many islands in the Deadfire Archipelago, and their various subspecies have adapted to a variety of conditions present there, including jungles, coral atolls, and volcanic slopes.

Social by nature, they tend to live in large groups, often under the guidance of spiritual leaders. Most are highly religious and consider themselves more

Social by nature, they tend to live in large groups, often under the guidance of spiritual leaders. Most are highly religious and consider themselves more sensitive to the will of the gods than kith societies, which has led to violent confrontations between the native naga and the many newcomers to Deadfire. On the other hand, they maintain neutral relationships with most Huana tribes.

Their long-established oral tradition tells of the cataclysmic devastation of the archipelago millennia ago, and of the kith misdeeds that preceded it. Many attribute naga hostilities to these tales and to the mistrust they engender.



As development continues, we will update you with more in-game footage, animations, and information about the naga and other creatures living within Deadfire.

Thanks for reading, and stay tuned for our Backer Portal update!

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GET RETURNS FROM PILLARS OF ETERNITY II: DEADFIRE

Developed by Obsidian Entertainment

PLATFORMS:

VIEW THE CAMPAIGN

You may currently reserve an investment in **Fig Game Shares – Pillars of Eternity II**, which will be a security of Fig Publishing, Inc. that will generate returns based on PC revenues received by Fig Publishing for the sales of **Pillars of Eternity II: Deadfire**, if and when the game is developed and commercially released **(anticipated Q1 2018)**. Fig Publishing will be supporting the development and publishing of the game being developed by Obsidian Entertainment.

We will notify those who have reserved shares by email when the offering for **Fig Game Shares – Pillars of Eternity II** launches after an Securities and Exchange Commission (SEC) qualification process. At that time, an offering circular that describes the **Fig Game Shares – Pillars of Eternity II** will be made available to you, and you will have the option to complete your reservation and invest.

We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	Fig Game Shares – Pillars of Eternity 2
Game	Pillars of Eternity II: Deadfire
Price Per Share	$1,000
Maximum Amount of Offering	$2,000,000

Security	Fig Game Shares – Pillars of Eternity 2
Game	Pillars of Eternity II: Deadfire
Price Per Share	$1,000
Maximum Amount of Offering	$2,000,000
Use of Proceeds	Fig's general working capital, including funding the development of the various games Fig publishes
Revenue Sharing Terms	a. Fig's revenue share % will calculated as: the Fig Funds divided by $14 million, until 1.13x the Fig Funds is returned; b. after that, the % will equal the Fig Funds divided by $28 million. c. Fig will earn a revenue share only on PC sales (Windows, Linux, Mac). d. Anticipated release is Q1 2018.

ADDITIONAL INFORMATION

REVENUE SHARING CALCULATIONS

This graph shows the estimated lifetime dividends for every $1,000 investment at various PC sales levels.* A minimum dividend rate for these shares will be determined, which we anticipate to be between 70 - 100% . Fig intends to pay higher dividends than the minimum rate after taking into account taxes, publishing and promotional expenses.

POTENTIAL CUMULATIVE DIVIDENDS

REVENUE SHARING CALCULATIONS

This graph shows the estimated lifetime dividends for every $1,000 investment at various PC sales levels.* A minimum dividend rate for these shares will be determined, which we anticipate to be between 70 - 100% . Fig intends to pay higher dividends than the minimum rate after taking into account taxes, publishing and promotional expenses.


POTENTIAL CUMULATIVE DIVIDENDS
FIG GAME SHARES - PILLARS OF ETERNITY 2
Assumes:
$49.95 average retail price (incl. collector's edition)
$23.60 lifetime net sales price (after discounts and platform fees)
$2,500
$2,000
$1,500
$1,000
$500
$0
Anticipated Distributions Per $1,000 Invested
1.13x Return
Breakeven
Dividend payout of 100% (maximum)
Unit Sales of Comparison Games
$39.99 at launch (2014)
$44.99 at launch (2015)
$34.99 at launch (2015)
WASTELAND 2
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
1,000,000
1,100,000
1,200,000
1,300,000
1,400,000
Unit Sales of Game

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions. The number of PC owners of comparison games, sourced from Steamspy and Fig estimates, is presented solely to help indicate how many units of the current game might be sold. However, the number of PC owners may not be a reliable indicator of the

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions. The number of PC owners of comparison games, sourced from Steamspy and Fig estimates, is presented solely to help indicate how many units of the current game might be sold. However, the number of PC owners may not be a reliable indicator of the number of sales made, the comparability of games is based on our judgment and may not be reliable, and none of these data evidence the financial performance of the comparison games. As a result, past sales of other games may not be relevant to an assessment of the current game, and past performance is not a reliable indicator of future performance.

HOW INVESTING WORKS

These charts generally show how investments help fund game development and how sales receipts will be shared.

FUNDING GAME DEVELOPMENT


PLEDGES
INVESTMENT
~2.7% Transaction Costs
~97.3% to the Developer
fig
Fig Funds
DEVELOPER

FUTURE GAME SALES RECEIPTS


fig
DEVELOPER SHARE
INVESTOR RETURNS
* Decreased after sales threshold met. See below.

1. Investors invest in Fig Game Shares – Pillars of Eternity 2, of Fig Publishing Inc.
2. Fig provides a development amount (Fig Funds) to the Developer.
3. Provided the game is successfully developed and published, the Developer will pay Fig a revenue share on PC sales received by the Developer. Fig's revenue share % will calculated as:

   (i) the Fig Funds divided by $14 million, until 1.13x the Fig Funds is returned; after that,

   (ii) the Fig Funds divided by $28 million.

   For example, if Fig Funds were $2 million, then Fig's revenue share would equal 14.3% until $2.26 million is returned; after that, the Fig revenue share would equal 7.1%.

4. Fig will pay a minimum dividend rate of its revenue share to, with Fig's board retaining the discretion to pay more than the minimum dividend rate if business conditions permit after accounting for taxes and promotional costs.

MORE INFORMATION

We will notify those who have reserved shares by email when the offering for Fig Game Shares – Pillars of Eternity II launches after an Securities and Exchange Commission (SEC) qualification process. At that time, an offering circular that describes the Fig Game Shares – Pillars of Eternity II will be made available to you, and you will have the option to complete your reservation and invest. More information about Fig can be found in its SEC filings online at www.sec.gov.

MORE INFORMATION

We will notify those who have reserved shares by email when the offering for Fig Game Shares – Pillars of Eternity II launches after an Securities and Exchange Commission (SEC) qualification process. At that time, an offering circular that describes the Fig Game Shares – Pillars of Eternity II will be made available to you, and you will have the option to complete your reservation and invest. More information about Fig can be found in its SEC filings online at www.sec.gov.

Fig's SEC Filings

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement relating to the securities is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by law. We reserve the right to accept or reject all reservations.

BECOME AN INVESTOR

Everyone can share in the potential success of the campaign by becoming an investor. Get started now to review the Investment Materials and Reserve your Shares.

GET STARTED

or View the Reward Bundles

GET RETURNS FROM PILLARS OF ETERNITY II: DEADFIRE

Developed by Obsidian Entertainment


DEADFIRE

1 — 2

You may currently reserve an investment in **Fig Game Shares – Pillars of Eternity II**, which will be a security of Fig Publishing, Inc. that will generate returns based on PC revenues received by Fig Publishing for the sales of **Pillars of Eternity II: Deadfire**, if and when the game is developed and commercially released **(anticipated Q1 2018)**. Fig Publishing will be supporting the development and publishing of the game being developed by Obsidian Entertainment.

We will notify those who have reserved shares by email when the offering for **Fig Game Shares – Pillars of Eternity II** launches after an Securities and Exchange Commission (SEC) qualification process. At that time, an offering circular that describes the **Fig Game Shares – Pillars of Eternity II** will be made available to you, and you will have the option to complete your reservation and invest.

We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

1) Investor Profile

I am investing as an individual.

YES NO

What is your annual income and net worth?

Your income information will only be used to determine your eligibility to invest.

Annual Income

1 2

1) Investor Profile

I am investing as an individual.

YES NO

What is your annual income and net worth?

Your income information will only be used to determine your eligibility to invest.

Annual Income

$0 $100K $200K $300K $400K $500K+

Net Worth or Joint Net Worth

$0 $500K $1M $2M $5M+

You qualify as an **accredited investor** if, excluding your primary residence, your net worth, or joint net worth, including all of your assets, exceeds **$1,000,000** or if you have earned in excess of **$200,000** in each of the past two years and reasonably expect to earn the same amount this year. If you are not investing as an individual, or if you have any questions about this process, please email us at invest@fig.co.

Your Profile

Full Name

Phone Number

Date of Birth

Country of Citizenship

Country of Residence

Street address

City

State

Zip code

Backup Withholding:

☐ I am subject to backup withholding

(This is uncommon)

Backup Withholding:

- [ ] I am subject to backup withholding
(This is uncommon)

Residency:

- (•) US Citizen or Resident
- ( ) Non-US Citizen or Resident

US Residents - SSN (Social Security Number) or Taxpayer ID:

Your SSN or Taxpayer ID
-**-*

2) Reservation Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states: Read more...

For general information on investing, we encourage you to refer to www.investor.gov.

I would like to reserve:

(all amounts in USD)

$100,000
$50,000
$10,000
$5,000
$1,000
Other

Are you reserving as a natural person (i.e. a human) and is the greater of your annual income OR net worth more than $10,000?

YES NO

THANK YOU FOR YOUR RESERVATION

You have reserved

$1,000

Thank you for reserving your investment. What happens now?

- An offering circular will be made available to you online when we make our filing for this offering with the SEC.
- We will notify you by email when the non-accredited investment for Fig Game Shares – Pillars of Eternity 2 launches, at which point you will have access to the complete terms of the investment and the option to invest. No sales will be made or commitments to purchase accepted until the offering statement is qualified by the U.S. Securities and Exchange Commission. Your indication of interest is non-binding and involves no obligation of any kind. A copy of all of our SEC filings may be obtained on the SEC's EDGAR website
- Regular email updates from us and Obsidian Entertainment
- If you have questions, you can get in touch with us via this help form

OKAY!

Please check out our Rules and FAQs

We are Obsidian Entertainment, purveyors of fine computer role-playing games since 2003. Ask us anything!

GAMING submitted 21 days ago * by ObsidianEric OBSIDIAN ENTERTAINMENT

Hey Reddit! We are members of Obsidian Entertainment's design and publishing team, currently working on Pillars of Eternity II: Deadfire, Obsidian's very first sequel. We love RPGs, and we think we're pretty good at making them. Our roots go back to some of the classics of the genre, including Fallout 1 and 2, Baldur's Gate, Planescape: Torment, and many more. You might know us from games like Star Wars: Knights of the Old Republic II: The Sith Lords, Fallout: New Vegas, and South Park: The Stick of Truth. We brought the classic, isometric cRPG back to modern audiences with Pillars of Eternity, and now we're making a sequel to that game, set in the Deadfire Archipelago, a collection of hundreds of islands spanning thousands of miles, that you can explore on board your ship. We're in our last day of crowdfunding that campaign over on Fig, so check it out if you're interested in knowing the details.

Our Proof!

Specifically, we are:

Mikey Dowling, PR Manager

Feargus Urquhart, CEO

J.E. "Josh" Sawyer, Design Director

Justin Britch, Lead Producer

Adam Brennecke, Lead Programmer/Executive Producer

Carrie Patel, Narrative Designer/Novelist

Eric Neigher, Assistant Waste Disposal Coordinator

Ask us anything, fellow adventurers!

EDIT: All right, wonderful Redditors, unfortunately, we have to get back to our Fig campaign, as there's only 4 hours to go! Thank you for your questions, it's been a blast! If you didn't/don't get your question answered here, Mikey and other members of the team are livestreaming on our Twitch channel, so feel free to ask them there! Much love from all of us on the Pillars II team!

17.3k 2407 comments share

Top 200 Comments show 500

[–] FeargusUrquhart OBSIDIAN ENTERTAINMENT 433 points 21 days ago

Absolutely, one of the reasons we are up on FIG is to see if we can find a new source of funding for our games to make all sorts. However, I'm not sure if you saw, but have both Tim Cain and Leonard Boyarsky working on something that isn't Pillars of Eternity.

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[–] enderandrew42 365 points 21 days ago

Vampire Bloodlines sequel confirmed?

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[–] dolgion1 144 points 21 days ago

Oh my gawd.

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[–] enderandrew42 170 points 21 days ago

Obsidian is working with Paradox who now owns White Wolf. Tim and Leonard are huge fans of the setting and they said their current secret project is a dream project. I could be completely mistaken with my assumption, but a new Vampire game seems to be the most logical assumption.

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[–] dolgion1 53 points 21 days ago

Yeah Bloodlines is still one of the freshest RPGs of all time. Obsidian getting to work with the license is very much a dream combination. Not sure if Paradox actually *own* White Wolf though, aren't they more in some kind of partnership?

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[–] clebekki 34 points 21 days ago

They bought White Wolf and all its IPs and made it their subsidiary. So yes they actually own WW.

https://www.paradoxplaza.com/news/Paradox-White-Wolf-Publishing/

[–] BrutalistYouth 12 points 21 days ago

Hey Obsidian! A lot of the stretch goals seem to really be upping the writing work. Is the Fig money going towards hiring more writers or are the writers currently working on Pillars getting to spend longer on it before being reassigned to other Obsidian projects since it seems the amount of work has ballooned?

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[–] jesawyer OBSIDIAN ENTERTAINMENT 17 points 21 days ago

The additional writing will either require more writers or writers for longer. What we end up doing will depend on scheduling down the road, but it is something we're paying close attention to.

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[–] CarriePatel OBSIDIAN ENTERTAINMENT 9 points 21 days ago

We're also starting with a larger writing team than we had on Pillars 1--we're lucky to have Paul Kirsch and Megan Starks (both from Tyranny) on the project.

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[–] ObsidianJustin OBSIDIAN ENTERTAINMENT 15 points 21 days ago

Ultimately we are going to do everything we can to make a great game and fulfill all of our promises, so we will make sure that we have enough writing time on the project to get all of that done. It will likely end up being a combination of having the narrative designers on the project for longer and recruiting some additional help.

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[–] FeargusUrquhart OBSIDIAN ENTERTAINMENT 11 points 21 days ago

We've looked at all the work, and we are making sure we have the staffing for all the Stretch Goals. If we need to move over a couple more people to keep things moving forward, we absolutely will - particularly writers.

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PILLARS OF ETERNITY

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Pillars of Eternity 2 FIG investing (my take)

Discussion (self.projecteternity)

submitted 1 month ago * by DavePlaysGamez

Hi everyone;

UPDATE: I did an article on Fig for startingthingsup.com if you are interested you can read it at https://www.startingthingsup.com/investing-on-fig-insight-from-a-veteran-investor/

UPDATE: On February 10th the investing page for Pillars of Eternity 2 indicated that the investment was fully reserved and new investment reservations would be on a waiting list. On February 16th the investing page for Pillars of Eternity 2 indicated that due to the high demand the reservation cap was increased to $2.25 million. So it seems there are more than enough investors to fill the Pillars of Eternity 2 offering.

https://www.fig.co/campaigns/deadfire/invest

I wanted to do a little analysis of the investment option on FIG *given what we know*. Spoiler alert, it's not going to be complimentary, as after looking at things I have concerns.

Let's get some things out of the way:

- I LOVE Obsidian, and I have great respect for them. This is not a knock on them.... except for the fact that they chose FIG to handle their crowdfunding and investment soliciting (yes this is part of the FIG experience) campaign. I hope they (Obsidian) have been careful in choosing an investment dealer and the investment does well under the current structure. I hope people make good money. I fear that won't happen and when people look for someone to blame I fear they blame Obsidian rather than FIG. I trust Obsidian has taken this into account.
- It doesn't seem that there is an actual offering to review *right now*. So we can only judge the potential investment through the materials they have provided on the website. I will endeavor to update this when more details are available or if someone can point me to the offering I will take a look.
- I like the idea of crowd investing in video games as a concept. Hence why I looked at it. I would be interested in investing in it. But right now there is not enough info, and the info given seems shady when you look closely at it (more below).
- If anyone has personal experience I would love to hear it.

My reasons for looking at the investment structure are mostly curiosity, and I am always looking for good investment opportunities so I thought I would take a look. I am the CFO of a (small) investment fund manager, and exempt market dealer in Canada, which has some similarities to the regulatory structure present here. I am by no means an expert in securities law! I am not an investment adviser.

I have three main issues with the info and really this is the crux of my concern with the investment.

- 1. The FIG dividend payment (70% to 100%).

If you read the summary you will notice, revenue goes to FIG. FIG then pays its investors. Note that you are NOT investing in PoE2. You are investing in FIG. FIG is lending money to Obsidian or taking an equity share in PoE2. Obsidian is promising to pay FIG. FIG is promising to pay you. 1st issue is that we have no idea how strong these

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Welcome to the Pillars of Eternity Subreddit!

Obsidian is promising to pay FIG. FIG is promising to pay you. 1st issue is that we have no idea how strong these promises are.

Assuming everyone gets paid, what exactly will they pay you? 70-100% of what they get from PoE2. **It will not be 100%** FIG recovers its costs and takes its profit out of the difference between what it gets (100%) and what it gives you the investor (??%). Now go to the investing page referenced at the top of this post and look at the chart. What do we see? The analysis on the chart uses 100% dividend payment to the investor. This is a huge concern, *because you will not get 100%*

OK, let's pause there and look at what FIG is being paid. a certain rate (.0016857) until 113% recovery and then half that rate (.00084285) for subsequent sales. I have seen numerous places that state investors can expect their money back and a 13% return at 670,000 unit sales. **WRONG!!!!** FIG gets paid 113%. If FIG pays investors 70% (well within their rights) you are being paid back 79.1% at the point where the sales payout is reduced. You still have over 20% to make to get back to even and you just had your dividend per sale cut in half.

If the dividend payout from FIG is 70% at 670,344 units (given their price per unit projections are correct) you will receive $791 per $1000 invested. You will need another 354,240 units sold to break even. 1,024,584 units total (this was edited to the correct number as I had originally posted a number that was too low. I neglected to discount the additional units needed to the 70% rate). More than PoE sold. Significantly more than Wasteland 2 sold.

Look, if FIG tells you they will pay between 70% and 100% I would personally count on 70%.

To me this means, you need PoE2 to be more successful than PoE1 in sales to have a decent chance of being paid back over some timeline (1-3 years) with an upside. And that is using the assumption of $23.60 per unit. It seems to me that 70% dividend is not enough.

The amount of variance in the dividend, coupled with the chart showing 100% is shady. At the VERY least they should have showed a line with 100% dividend payout AND 70% payout. The only inference I can make is that they do not want investors to figure it out. These are smart people who put these things together, it's usually not a mistake...

- 2. Game sales.

The lack of information here is concerning. Do the historical game sales include kickstarter campaigns? Does this FIG campaign count as 'sales'. What about early access?

And using Divinity Original Sin brings up a question: does the chart include console sales for this title? If it does and given that you will not receive console sales for PoE2 this is an unfair comparison to your disadvantage.

Then we also need to know what prompts the halting of dividend payments (usually if game sales fall below a certain point) which I don't see anywhere.

- 3. The lack of an offering / more info while the public campaign is ongoing.

The lack of solid info while the campaign is ongoing, and when people are interested in the investment structure and talking about it is problematic. When looking at the points above it's possible the offering addresses them, or its also possible that the offering raises more concerns. But at the time when the offering is distributed to investors, the campaign is done, and investors will for the most part be dealing one on one with FIG.

Now I get it, offerings are expensive and you want to make sure the campaign is successful before spending the money, but you know what isn't expensive? more info on the website. Answering questions. I have found that requests for more info are largely ignored on the campaign page. What prompted this wall of text from me was a few relatively simple questions asked on the FIG campaign posts and largely ignored by Feargus. When the developer of the game won't give you info on the investment side of the equation this is a huge red flag. I love Feargus, but this is a red flag and should concern potential investors.

Bottom line for me is:

- Not enough info to invest
- If you do, I'd recommend starting small ($1000). See how it goes.

- Not enough info to invest
- If you do, I'd recommend starting small ($1000). See how it goes.
- I would be looking at a rate higher than 10% per year as a successful outing for something with this risk.

If anyone invests or has invested in prior projects let me know how it goes good or bad.

Cheers.

** edits for format and clarity.

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[–] DogbertDillPickle 38 points 1 month ago

Yeah there just isn't enough information to actually make a REAL investment decision. That's why the whole Fig investment idea is just a bad idea. A publisher gets access to way more info before they decide to invest its money, but we know no more than the average consumer about the product...which currently is very little

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[–] Fig_JUSTIN_BAILEY Fig CEO 9 points 1 month ago

I respect this stance, and we are always working on what is the right info (and the right amount) to include on the page. It's an iterative process. Investment is not for everyone, we understand that and so there's always the option to support our games through traditional awards. Investment is just an option, and it's a long play for us to make the whole ecosystem for games more sustainable.

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[–] greyacre Fig COO 4 points 1 month ago

To add more color on this, we will be drafting an offering circular for this Pillars campaign that will be made available. Our job is to make it accurate and complete, which is a process involving Fig and our lawyers and accountants poring over the document, followed by a rigorous examination by the SEC. Investors can see the offering circular throughout the SEC examination process. At the end of that process, if the offering is then qualified by the SEC, we distribute the final offering circular to investors, and only then approach them to complete their investments or not -- whatever the investor wants to do. This offering circular will include, among other information, a minimum dividend rate. As mentioned on the investment page for Pillars 2 on our website , currently we haven't determined what the minimum dividend rate will be, but we anticipate it will be between 70% and 100%. (We're hearing your feedback!). We do intend to distribute more than the minimum dividend rate if we can, after taking into account taxes, publishing and promotional expenses. Here are all of our SEC filings, which include not only filings for our prior offerings, but also our latest annual report here.

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[–] DavePlaysGamez [S] 7 points 1 month ago

Can you clarify what you mean by publishing and promotional expenses?

Is this on the developer side? Like FIG is handling the publishing and promotional expenses for Obsidian? Or is this in relation to FIG's publishing and promotional expenses in growing the FIG brand?

I read this before and was confused, and still am.

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[–] greyacre Fig COO 2 points 1 month ago

Thanks for your question, hope this clears it up more: when Fig enters into a licensing agreement for a game, the general idea is that the developer will finish making the game and Fig will partner with them to market it and get it into the right distribution and sales channels. Developers and Fig, as co-publisher, will both be promoting and

marketing the game. So, when we talk about accounting for our costs, we mean the amounts Fig plans to spend to publish and promote that particular game and amounts to run our business. At the same time, we will strive to minimize what we hold back from 100% of sales receipts, it's for a good reason – our investors want as much of the 100% as we can give them, and if we want our business to succeed we will have to please our investors.

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[–] DavePlaysGamez [S] 4 points 1 month ago

Well, I am not anything close to an expert in the area of licensing agreements and sales channels.

I guess my concern as an investor would be an equitable share of the expenses around marketing and promotion. If we are getting 10% of the sales receipts, we would spend about 10% of the marketing and promotion budget? Does it work that way? I certainly wouldn't want to be paying 50% of the marketing for 10% of the receipts!

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[–] kungapa 2 points 1 month ago

Agreed on this - from this statement, it seems that the "0-30%" fee is comprised of profit to Fig, as well as marketing and promotion expenses.

It is a little strange to have marketing and promotion as a separate part from the investment amount.

I echo DavePlaysGamez statement that for 10% of the sales receipts, 10% of the S&M costs should come out of that invested capital.

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[–] platoprime 3 points 1 month ago*

Are you saying that if someone chooses to invest now they are actually only signing up to decide later if they commit the money?

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[–] wgren 5 points 1 month ago

Yes, you are not signing a binding contract when you select "invest" on the Fig website, you are reserving the option to invest.

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[–] desert_khan 2 points 1 month ago

Based on everything I've read that is indeed the case.

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[–] the_new_guy15 2 points 1 month ago

It's the same with your pledge. Anyone can cancel their pledge before the end of the campaign.

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[–] the_new_guy15 17 points 1 month ago*

I had considered investing in PoE 2 because sequels to popular new games usually outsell their predecessor, so if you believe their chart then it is a no brainer.

Of course there are so many more questions to ask if you investing in this structure and I have tried to ask Fig, Feargus, on the funding page, I get nowhere, no response, at best a link to the "about" page.

If the actual average retail price is lower that pushes down that graph and increases the number of units until an investor breaks even. I've tried to ask questions like will we be able to see sales data, how often are rev share payments made, can we request an audit? Things investors should be able to do.

Then as you've said that variable payout, which is hard for more of a layperson in investing like myself to figure out, that can push that graph down and out even further so that for you to even recoup your initial investment the game must outsell the first game by perhaps quite a large margin.

Then as you've said that variable payout, which is hard for more of a layperson in investing like myself to figure out, that can push that graph down and out even further so that for you to even recoup your initial investment the game must outsell the first game by perhaps quite a large margin.

Bottom line the silence and lack of someone to answer these basic questions is what kills all trust in investing in Fig for me.

I've pledged because I'm a huge fan of the developer and the series and the work they've show.

I'm super skeptical of the Fig stuff. I hope a lot of people don't end up feeling misled as these games launch and those graphs they've shown don't match reality and Fig's reputation suffers to the point that it can't be an effective way to raise money for good games anymore.

Thanks for making this post, it mirrors a lot of what I've been feeling about this subject.

Hopefully Fig is great, hopefully the game sells well and hopefully all the investors see a nice return. A big part of this is that not a single game using this method has released yet, so we just don't know how it will work out.

EDIT: I just want to say that I do have trust in the people who've founded Fig, and I do believe there is a decent chance that the payouts will be at least somewhat equitable. It's the lack of communication that really bothers me

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[–] Fig_JUSTIN_BAILEY Fig CEO 11 points 1 month ago

Hi everyone, thanks for the dialogue and your passion and support for crowd investing. Because we are helping pioneer this exciting new way to invest that is available for so many more people, we have a lot of conversations with the SEC and we've had all our policies looked over and carefully examined by many regulators, lawyers, and accountants (including this post!). I assure you that nothing we are doing is meant to mislead investors -- in fact we have created Fig to help smaller investors have an opportunity to grow. It would be completely against our mission if we were trying to hurt or mislead investors, especially those who are passionate about games just like we are.

The reason we used 100% in the diagram is because people misread our 70% dividend as a ceiling, when in fact it's a floor to give confidence to investors (please see my blog post here). Our intent with this game is to pay out substantially all our profits because Pillars 2 is helping us gain market awareness, grow our investor network, increase trust in the model, and build our brand. There will be certain deductions, and we will have the two lines on our SEC filing and in future campaigns. We had a single line for Wasteland 3 on our website during the campaign, which was our attempt to explain our dividend plan simply as well as accurately.

At Fig, we think there are two sides to the crowdfunding equation: fans give money to fund games, and the games earn money back for the fans that helped make them possible. If people want to just donate money for rewards, great - we let them do that. But if people want the opportunity to receive a return, we allow that too because that is more sustainable, can grow, and everyone benefits. We think that's how crowdfunding and publishing should be, with the fans at the center of the process and benefiting from their involvement.

Fig was founded by people who have worked in the game industry for many years, and this is a long play for us. Please be patient before jumping to the conclusion that it's "shady" or "scamming" people. What we're doing is new and we're also learning the best way to communicate everything. Transparency is important to us; all of our SEC filings are publicly available, including audited financial statements. We know that our model requires that we show that we've not only collected money, but that we can return money too. We look forward to soon being able to start publicly disclosing investor returns. In the meantime, we welcome those early adopters interested in investing to start this journey with us and we look forward to proving to the rest of you that their faith was well placed.

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[–] DavePlaysGamez [S] 5 points 1 month ago*

Hi Justin;

Thank you for your response here. It's good to see some communication from FIG on this

Hi Justin,

Thank you for your responses here. It's good to see some communication from FIG on this.

My OP is a critical look at what is missing from the investment info, and surrounding the investment campaign *in my opinion*. It's an attempt to educate people who may be considering an investment in FIG but do not have the time or skills to look at what is being provided in terms of information and make an unemotional decision on whether this investment is right for them.

I say unemotional because for many people emotion and games run closely together. Admiration for Obsidian may cloud someones judgement and cause them to invest in something they do not really understand.

This type of investment is more likely to be made without the guidance of an adviser. Reddit and the analysis here is a poor substitute for a good financial adviser but it's better than nothing for some people.

I won't say don't invest in FIG. I will say be cautious, start small, and understand what you are investing in. If you don't understand something, you probably should not invest. For me, that means not investing, since I don't feel I have enough information to fully understand what I am investing in.

My OP was also aimed to open dialogue on the matter. You should know that when you are asking for people to invest thousands of dollars you will be scrutinized. I hope you take some of the feedback here and improve the info you provide (it seems that you will to some extent.)

I hope you will post results from your completed programs with real information that we can use to evaluate future opportunities. Like time invested, time to return 100%, total return, total time invested, annualized return for ALL your projects (even the ones that don't do as well)

I still have issues with your responses here surrounding the dividend. The graph is still showing an unrealistic scenario. Instead of posting the 70% and having people misread that its the ceiling, you post 100% and people assume its what they will get when we have established it's not. If your plan is to pay 100% please let us know, but I don't think it is. A second line with the 70% scenario would have been pretty simple to display... You can say you will pay out everything you can, but we still don't know what that is, we still only have a 70% to 100% range to work off of.

The number one item that people will look at is that graph. And as numerous people have chimed in it doesn't go far enough. And in not providing the information it looks like you are hiding it. Just life.

There are additional questions surrounding the makeup of the sales numbers in the graph which you have declined to address as well. Hopefully one day we can understand where these numbers come from and what a FIG investment will look like under a few scenarios.

The fact that you worked in the game industry for many years, that it is a long play, that you will pay out substantially all profits are all great things to say. But we investors are a funny bunch, we like **specifics**, all the better if they are backed up by **facts** and ideally a proven track record.

I hope you guys do well, I hope investors do well. I hope FIG puts investors first, not developers first, since the investors are the ones you have the duty to. Supporting developers is great as long as it helps the investor realize on their investment.

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[–] Fig_JUSTIN_BAILEY Fig CEO 3 points 1 month ago

Dave, we are doing just that, but it's going to take time - facts have to be first vetted through our accountant, specifics have to reviewed by our lawyers, but it all boils down to a **proven track record**, and that is where I'm spending the balance of my time.

I hope once we demonstrate that, you will consider investing in the future.

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[–] kungapa 3 points 1 month ago

So - if I understand this correctly - a way to think about this is that Fig has a fee that amounts to between 0% and 30% of all paid out returns from Obsidion to Fig, the %-age set at the discretion of the Fig BoD.

Additionally, there are no provisions for paying back the invested capital first - no scenario where the profit split starts after invested capital has been returned.

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[–] DavePlaysGamez [S] 2 points 1 month ago

I would say these are accurate statements.

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[–] kungapa 3 points 1 month ago

So - just because I was bored, I did some analysis on this:

See here for a breakeven and payout analysis based on Fig BoD payout amount (e.g., 70% to 100%), and using avg. net price of $23.6 (from Fig): Link to spreadsheet

In short, breakeven units:
* **100% payout -> 593 221 units**
* **90% payout -> 659 134 units**
* **80% payout -> 812 712 units**
* **70% payout -> 1 024 577 units**

Next steps - if I would continue this analysis - would be to a) model variance in the net sales price, and b) benchmark sales price and units sold extensively to comparable games. But I am not bored enough to do that just yet :)

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[–] DavePlaysGamez [S] 2 points 1 month ago

Hi Kungapa;

Thank you for this. I realize now that I have made an error in my calcs in the OP where i underestimated the amount of units needed to break even at 70%. Changed.

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[–] kungapa 2 points 1 month ago

Yeah, the amount of units needed for 70% vs. 100% should be *more* than (1/0.7), given that the break in returns (from ~14% to ~7%), is based on *returns to Fig*, not *returns to investors*.

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[–] the_new_guy15 2 points 1 month ago

Thanks for the reply. I believe people like Brian Fargo want to see this service allow small to mid-sized games find the markets that exist for them while securing funding from sources like crowd funding and now crowd investing.

I've tried to read what I could find on the Fig website but where can I find out answers to some questions I have about investing in Fig. I am interested in investing. The kinds of questions I have are how soon after launch are the first rev share payments going to be made to Fig and how long after that will they be made to Fig investors? At what intervals will the dividend payments be made? Are these qualified or nonqualified dividends?

What kind of data will be made available to me as an investor in Fig's equity in a game like Pillars? Will I see a break down of sales and revenue numbers? Are there other entities who will be paid back before Fig investors? Is there a minimum threshold before a dividend payment will be made.

These are the types of questions I have, are these questions you are able to answer and if so where do I go to get

These are the types of questions I have, are these questions you are able to answer and if so where do I go to get them answered?

I love the idea of Fig as some kind of angel investor/publisher entity that helps great games get made while bringing real possibility of meaningful returns to investors.

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[–] Fig_JUSTIN_BAILEY Fig CEO 3 points 1 month ago

Those answer will be in our offering circular for Pillars 2 Fig Game Shares, but you can find the answers to prior filings here

Also, here's a link to our COO's response

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[–] zealer 5 points 1 month ago*

> EDIT: I just want to say that I do have trust in the people who've founded Fig, and I do believe there is a decent chance that the payouts will be at least somewhat equitable. It's the lack of communication that really bothers me

I don't know man, they have a guy famous for overspending and not meeting deadlines on their advisory board, makes no fucking sense to me. I'm not going to pledge through fig much less invest in it.

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[–] the_new_guy15 2 points 1 month ago

I know a lot of people don't like Tim Schafer and I understand why. If you don't like him because of his political views that's one thing.

If you don't trust him because he can't seem to manage a budget for shit, well he isn't managing any budgets here. He's one of many board members, and there is a guy Justin Bailey who runs Fig as CEO.

Tim Schafer's abilities as a producer don't really come into play here with the success of any games funded through Fig other than his own.

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[–] zealer 5 points 1 month ago

I didn't say anything about politics.

Why is he on the advisory board then? Are they just going to ignore his advices? Justin Bailey was also the COO for Double Fine, that doesn't make me any more confident.

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[–] DavePlaysGamez [S] 5 points 1 month ago

It's tough to say how much pull or function the 'advisory board' has. On the FIG site it paints them as an advisory sounding board for game developers. It's unclear (to me) if they are also the governance board of FIG.

If they are I would have a concern that Feargus is part of that governance board as well as the developer of a FIG backed project. There is a conflict of interest looming there if there is ever a disagreement between developer and FIG on something.

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[–] the_new_guy15 2 points 1 month ago

OK, I've found out more information but I'm going to make it a top level post.

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[–] DavePlaysGamez [S] 2 points 1 month ago

I've pledged as well actually. I believe in the game, and I think it will do well. That's almost the danger here, because I could see a scenario where the game does well, and investors break even after being invested for 2 or 3 years.

I've pledged as well actually. I believe in the game, and I think it will do well. That's almost the danger here, because I could see a scenario where the game does well, and investors break even after being invested for 2 or 3 years.

One thing I should have added to my opening post is the question of where they get the $14 million divisor in the revenue sharing equation. My assumption is that the project budget is $14 million, so if FIG funds are $1.4 million that is 10% of the budget and they get 10% of the revenue. But of course I can't find out for sure.

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[–] the_new_guy15 3 points 1 month ago

They should just do a Q&A stream where people can ask all about Fig.

Lack of transparency always makes people assume the worst.

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[–] desert_khan 2 points 1 month ago*

I think the $14 million divisor comes from them capping the possible fig equity at $2 million. IE The number was chosen to make each $1000 "share" have max revenue share percentage "x". So another way to think of it is that each $1000 "share" is worth about 0.714% revenue share to the max total fig revenue share of ~14.28% if all two thousand $1000 shares are sold.

I agree it's a little confusing - they could have said "max shares available is two thousand @ $1000/each, each share carries a ~0.714... (big decimal) % revenue share to fig, up to a maximum ~14.28% total revenue share for all shares in aggregate to fig if max shares are sold.

It's not super obvious from how they lay it out but but basically the number of shares sold shouldn't have any effect on an individual share's value in terms of % revenue from Obsidian. What goes unsaid is whether the number of shares sold influences the fig payout rate as there may be fewer shares to amortize potentially fixed fig costs across if the total amount of shares sold does not reach the max $2 million.

Also, the SEC filings (mostly for their other games) do have interesting information that makes things marginally more clear, for example:

- https://www.sec.gov/Archives/edgar/data/1658966/000121390017000921/image_001.jpg
- https://www.sec.gov/Archives/edgar/data/1658966/000121390016019487/f1apos1_figpublishing.htm

What I'd do is consider what the return and break even point are for 70% of the 0.714% revenue share at the projected discounted revenue amount per copy.

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[–] DavePlaysGamez [S] 1 point 1 month ago*

I know what you are saying and agree: the way it's described each share will get the same revenue no matter how many shares are sold.

If 1 million is raised FIG will get 7.14% of the revenue (1,000,000 / 14,000,000). If 2 million is raised FIG will get 14.29% of the revenue (2,000,000 / 14,000,000). Twice as much, but there are twice as many shares.

As a $1000 share holder you will get the same return in both scenarios assuming the same dividend from FIG.

I also agree on your point on fixed costs. Someone recently posted a link to the SEC filings. I can tell you the legal on securities law especially for alternative investments is not cheap.

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[–] platoprime 13 points 1 month ago

I agree; you don't hide information that would make people want to invest.

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[–] KingofMadCows 10 points 1 month ago

Yeah, the whole thing is very questionable.

[–] KingofMadCows 10 points 1 month ago

Yeah, the whole thing is very questionable.

Although, Bryan Fargo and Feargus Urquhart do seem to believe in the long term viability of FIG to put their reputation on the line. If things go south, the backlash could really hurt Obsidian and InXile so I'm hoping they'll try to keep things under control.

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[–] Apathy_is_Death 3 points 1 month ago

Aren't they both presiding members of Fig? or is that just Fargo.

In any case, this whole Fig thing does seem fishy. Then again look at Star Citizen's campaign and their money controversies, Chris Roberts is a big name as well and he's putting it all on the line as well.

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[–] DrRahil [] 4 points 1 month ago

Except SC isn't about investing, people just keep pledging and sending crazy amounts of money. CR would be stupid to stop them and at the same time SC has a super open development, I dare say that SC is the most open and the most transparently developed game in history (which still doesn't make it perfect). But yeah, even with the super open development there's little to no info on the finances.. makes me think whether it would be a good idea to change that and if it woudn't be like opening a Pandora's box.

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[–] desert_khan 7 points 1 month ago*

I do wish they had more information. I think their graph/chart should let you play with sales numbers and also allow for different ranges of Fig payout. Or at least have a line for 70% payout like the range they give.

You are quite correct that the "break even point" is not a break even point at less than 100% payout, and that it's pretty much guaranteed that payout will not be 100%.

One thing I think is sort of interesting is that fig costs may not be a fixed % over time. For example, imagine fig costs could be quantified starting at T0 as $X/month, going to $0.5X/month linearly over a year before staying at $0.5X/month for the remainder of the security's meaningful life. Meanwhile, as sales numbers start high and end low, albeit non-linearly into a long tail, Fig's higher initial costs could potentially still leave a 95% dividend for the first few months assuming good initial sales, but quickly switch to the 70% end as sales slow because even as their hypothetical costs decrease revenue decreases faster. So in such cases it's not important to know just sales numbers, but approximate sale numbers distributed in time. (Note: if there's information implying the fig costs would be fixed it's not obvious to me.)

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[–] DavePlaysGamez [S] 9 points 1 month ago

What I would like to see is a model where the investor gets 100% paid back until their investment is recovered.

After that the payments could be split between FIG and the investor.

Investor gets paid first, which is how it should be, and FIG has a motivation to make sure they are funding good projects that will make money for everyone.

Right now FIG makes money no matter what happens. Dangerous.

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[–] qwints 8 points 1 month ago

Worth reading the SEC's letter on their first offering (Psychonauts 2).

https://www.sec.gov/Archives/edgar/data/1658966/000000000016061790/filename1.pdf

https://www.sec.gov/Archives/edgar/data/1658966/000000000016061790/filename1.pdf

and Fig's response:

https://www.sec.gov/Archives/edgar/data/1658966/000121390016011476/filename1.htm

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[–] losian 2 points 1 month ago*

Reading the SEC's letter gives me a slight thrill.. Just seeing that level of scrutiny and understanding and application of rules and regulation.. unf.

> 1. Please revise to remove language disclaiming liability for the disclosure in this offering statement and future amendments. You are responsible for the information you elect to include in your offering statement and investors are entitled to rely upon such information. Please make corresponding changes throughout the document.

Just something about that is enjoyable to read. I'm curious about Fig and I think the investing model is "good" in a sense - a return on the games we pay for and fund, great! But it has to be done right. Very right. I dunno if Fig is right or not. I'm curious but cautious.. It's hard to read through the initial letter and the response, but also very fascinating.

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[–] RezardVareth 4 points 1 month ago

That breakeven chart will need to go into their prospectus when they eventually initiate their offering of PoE 2 shares. You can see on p. 53 from the Wasteland 3 filing that it includes two lines, one at 70%: https://www.sec.gov/Archives/edgar/data/1658966/000121390017000921/f1apos2_figpublishing.htm#a_008

I'd read their prospectus very carefully. This is an exotic instrument, in a context where "exotic" is not a good thing.

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[–] falsemyrm [] 3 points 1 month ago

Thanks for the analysis, I'd been wondering about how this actually looked.

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[–] gentlemandinosaur 3 points 1 month ago

Thank you for taking the time to give your educated opinion.

I am an armchair investor myself and have done fairly well by investing heavily during the recession. But, I am far from having any real expertise.

have been trying to wrap my head around FIG and the pros and cons of investing in POE2. And I have been having trouble doing so.

And this was was my issue.

I just couldn't figure out why I couldn't figure out if it was worth the risk. And it's because there just isn't enough information. And then showing return on investment based on 100% is suspect at best and nefarious at worst.

But, you have cleared it up nicely for me. Thanks.

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[–] the_new_guy15 3 points 1 month ago*

OK, here is what I've found out about Fig. This is very limited information and there is much more out there to find I'm sure.

First of all they are wholly owned and operated by Loose Tooth Industries, inc. which is an LLC. Our main man Brian Fargo, who's a savvy dude when it comes to business in my estimation, is the co-founder and CEO.

Feargus Urquhart, Alex Rigopulos of Harmonix, and Tim Schafer.

Other board members are from a range of companies. You have Stephen Arnold, a founding partner of Polaris Partners, they're venture capitalists who've mostly funded medical and technology startups. There are representatives from other venture capitalists, like Nabeel Hyatt from Spark Capital, oh and get this, it looks like Jared Leto, yes that Jared Leto, is a venture capitalist now and is on the board of Loose Tooth Industries.

OK, apparently that actor from Heroes, Masi Oka, is the president.

So I'm at work and I'm finding so much of this so interesting but I can't spend anymore time digging into it.

None of this is out of the ordinary or shady in any way btw, so don't think this is some kind of expose, just exploring a little bit more of this company we don't know a ton about.

EDIT: Justin Bailey included some corrections to this post, I include them here

> Thanks for doing the research, we're working on ways to consolidate and communicate all the players better.
>
> A few corrections:
>
> Loose Tooth Industries is a Delaware C-corp, and is the parent company of Fig Publishing, Inc.
>
> Loose Tooth has an advisory board of six including myself, Brian Fargo, Feargus, Tim Schafer, Alex Rigopolus, and Aaron Isaksen
>
> Stephen Arnold is not affiliated with us, but did introduce me to Resolute Venture who are also investors in Loose Tooth. Jared Leto is cool, but not associated either.
>
> Masi Oka heads up a studio that's working on Outer Wilds, which was an IGF winner and the first game funded on Fig.

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[–] justinski 6 points 1 month ago

> Masi Oka

So random. But what a polymath he is - animator/game dev, actor, businessman, timelord.

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[–] the_new_guy15 4 points 1 month ago

Yup. The more I look into the background of Fig/Loose Tooth the more it seems like a company with the right people involved to make a sustainable funding method for small to medium sized games.

They seem to be kind of the start of a new kind of publisher. One that facilitates you funding, making and releasing a game but allows you to retain the rights to your work.

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[–] RezardVareth 4 points 1 month ago

I like the folks involved. But it is worth noting that in a typical company an advisory board generally has pretty limited involvement in the day-to-day operations (that is management, e.g., Justin) or corporate governance (that is the board of directors).

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[–] Fig_JUSTIN_BAILEY Fig CEO 5 points 1 month ago

Thanks for doing the research, we're working on ways to consolidate and communicate all the players better.

A few corrections:

Loose Tooth Industries is a Delaware C-corp, and is the parent company of Fig Publishing, Inc.

Loose Tooth has an advisory board of six including myself, Brian Fargo, Feargus, Tim Schafer, Alex Rigopolus, and Aaron Isaksen

Stephen Arnold is not affiliated with us, but did introduce me to Resolute Venture who are also investors in Loose

Aaron Isaksen

Stephen Arnold is not affiliated with us, but did introduce me to Resolute Venture who are also investors in Loose Tooth. Jared Leto is cool, but not associated either.

Masi Oka heads up a studio that's working on *Outer Wilds*, which was an IGF winner and the first game funded on Fig.

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[–] DavePlaysGamez [S] 3 points 1 month ago

Just an update on the fig investing page for PoE2:

https://www.fig.co/campaigns/deadfire

WE'VE RECEIVED OVER $2M IN RESERVATIONS FOR THIS CAMPAIGN. ALL NEW RESERVATIONS ARE BEING ADDED TO A WAIT LIST AND COLLECTIONS WILL BE ON A FIRST-COME, FIRST-SERVED BASIS.

First time I have noticed it, and it is 2 weeks into the PoE2 campaign.

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[–] DavePlaysGamez [S] 2 points 28 days ago

Further update that I noticed today on the investing page:

DUE TO HIGH INVESTMENT DEMAND, WE'VE RECENTLY INCREASED THE RESERVATION CAP TO $2.25M

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[–] konraddo 2 points 1 month ago

The rise of a crowdfunding culture seems to give players more control on what they purchase. History, albeit short, tells us that it's not the case. Game development is not an easy task and companies often end up in bankruptcy. If crowdfunding doesn't give buyers/players any guaranteed returns then what could one expect from 'investing' in a game? As OP mentioned, we are not even investing in the game developer.

On the other hand, why would Obsidian choose to partner with FIG and not go back to Kickstarter? They receive funds directly from Kickstarter so what is the real benefit to rely on a third party anyway?

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[–] Fig_JUSTIN_BAILEY Fig CEO 3 points 1 month ago

Reward funds (traditional Kickstarter backing) on Fig goes directly to Obsidian, and Fig **does not take a 10% cut like Kickstarter/IndieGoGo do**. Investment in Fig Game Shares is just an added option for people that has the opportunity for a return, rather than the 0% return that is guaranteed with a donation/reward.

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[–] konraddo 3 points 1 month ago

So the whole idea of Fig is built on the hope that players would be willing to invest via their company... interesting. I thought they got a % from the funds.

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[–] Fig_JUSTIN_BAILEY Fig CEO 5 points 1 month ago

Nah, common misconception that we need to be more proactive in communicating. Our upside is based on the performance of the games, just like the developers and investors - we don't profit off running crowdfunding campaigns.

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[–] the_new_guy15 2 points 1 month ago

Our crowdinvesting is a percentage of the money that is getting invested into the product by Fig itself, yes? How is Fig raising that money, or can you say?

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[–] Fig_JUSTIN_BAILEY Fig CEO 5 points 1 month ago

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[–] Fig_JUSTIN_BAILEY Fig CEO 5 points 1 month ago

The amount of Fig Game Shares invested during the campaign are a material factor in determining the money Fig provides to the developer (this does **not** include reward funds, which all go straight to the developer). The amount indicated on the campaign as "Fig Funds" is a contractual obligation and the developer can count on it. There is a high correlation between the amount of funds provided and the amount raised through the sale of Game Shares, however the source of funds being provided comes from a variety of sources, including but not limited to bank loans, working capital, and the sale of Fig Game Shares.

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[–] the_new_guy15 3 points 1 month ago

That's really interesting, I've heard of some publishers using crowd funding targets as a "proof of market" kind of thing as a prerequisite to funding a title happening years ago. This stuff is so fascinating. Do you think these types of models will be a be part of the way games get made in the future?

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[–] RezardVareth 3 points 1 month ago*

Justin, have your securities lawyers not advised you not to discuss the investment securities before you file your prospectus? Seems like you are running the risk of the SEC breathing down your neck for violating the gun-jumping rules.

I personally find the information very helpful. But the last thing I want to see is PoE 2 getting tripped up for securities law foot-faults.

Edit: Not trying to be pedantic here. This has been a real problem for other, much bigger companies, e.g. Google: https://www.wsj.com/articles/SB109233419877889927.

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[–] losian 2 points 1 month ago

I worked for a company that was taken to the cleaners and then some due to some SEC snafus - you do not fuck with that shit. They had to cease all business for a year, fired tons of people, absolutely stomped on their growth and success. It ain't pretty.

It's good information and nice to be transparent, but you gotta be super fucking careful.

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[–] Fig_JUSTIN_BAILEY Fig CEO 1 point 1 month ago

This statement was reviewed by our lawyers prior to me posting it. That's true for most of my posts and is one reason why my responses are usually delayed :)

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[–] RezardVareth 1 point 1 month ago

You may want a new lawyer.

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[–] Fig_JUSTIN_BAILEY Fig CEO 2 points 1 month ago

We issue our securities under Regulation A, rather than under the old, traditional IPO rules. Regulation A allows companies to talk about potential securities offerings before they file an offering circular – it's called "testing the waters". In an old traditional IPO, that is mostly prohibited (and is indeed called "gun-jumping", just as you say). Never fear. We are working hard to use the newest rules properly to give you the most interesting investment opportunities we can come up with.

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continue this thread ⟶

[–] the_new_guy15 1 point 1 month ago

Investing in games is risky, even if we had all the information in the world about how the Fig dividends will work it isn't something you should do with money you can't afford to lose.

It's definitely one of those things where if you have "extra" money, you may decide to take a risk on something. Consider yourself an angel investor but instead of ownership what you get is essentially common stock in a product, not the company. The game is the startup here. Depending on how all the dividend stuff is calculated and how well the game sells you may make a good return, say 13%, which is more than you'd expect to get from the stock market on average over a long term.

If the game is a break out hit, again depending on how the dividend payments are done, you might get a return like 50%. Even if it takes three years from the date of investment to get that 50% return it is a great return and something I'd take in two heartbeats.

I can't wait until the first games with Fig investors launches so we can see the proof in the pudding. I really wish it had already happened, I have a real itch to invest some money into Pillars besides my pledge.

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[–] kungapa 3 points 1 month ago

Another way to think about it, is that you are investing in a single-investment fund managed by Fig, where Fig acts as the fund manager.

For fund management + S&A, Fig takes a 0-30% fee (at the discretion of the Fig BoD).

This is actually fairly non-standard. A more typical setup in PE or VC, there is a management fee of invested capital, and profits are split according to some %-age (industry standard is 2% annual management fee + 20% of profits *after* invested capital has been returned).

I get that this is a new, niche product giving access for investors to products they normally wouldn't have - hence the premium Fig can charge.

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[–] DavePlaysGamez [S] 2 points 1 month ago

I respect your opinion but disagree with some of what you are saying here.

You acknowledge the riskiness, and the fact that you are getting common stock in a product rather than a company (which of course leaves you with less protections)

I think your return scenarios are optimistic. Yes, if we could all just plunk our money down and get 13% over 2 years and always win that's a great investment. Sounds... too good to be true. There **will** be losers.

Next the amount of time you are invested has a huge impact. 13% over a year is probably good for the risk factor, over 2 years though I personally would want to see more. So for PoE the game is a year out from when you will invest, then there will be time before the money gets to you even once it starts to sell. The game could also easily be delayed a year. The good thing is that the return will be front loaded as sales will be highest on release.

Home run potential? Maybe on some smaller games, but the risk factor will be higher there as well. Also, you are at the mercy of FIG when a game does well, as they decide the dividend rate.

I think this is a good deal for developers - they basically can offload some risk. If they sell 20% of their revenue stream to FIG they make 20% less, but they also have access to 20% of the game budget without payment concerns, and they have back end potential (the halving of the dividend and the sales cutoff at some point). Less likely to have to give up IP control as well.

I think it's a great deal for FIG. I mean, I have no idea what they spent to get things going, and I am sure it's a lot,

to give up IP control as well.

I think it's a great deal for FIG. I mean, I have no idea what they spent to get things going, and I am sure it's a lot, but they also have a guaranteed return. If the investors lose money, FIG still covers their costs and can even make a profit (To be fair Justin Bailey has indicated that is not their plan)

As I've stated all along, there is not enough info to tell if it's a good deal for investors yet.

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[–] the_new_guy15 1 point 1 month ago

> I think your return scenarios are optimistic.

I think you'll find that I've used this word "Depending" and those were to highlight a best case scenario. The intent of my comment was to say this is a high risk investment with *maybe* the possibility of really good returns. Depending on all the things we've discussed.

Is it a great deal for Fig? Obviously, this is the model they've setup and are betting on for the future of funding a lot of different games. It's no secret. This doesn't work long term if the *potential* for returns isn't good.

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[–] DavePlaysGamez [S] 1 point 1 month ago*

I meant to add that if I were to invest PoE2 would be my investment choice. Rpg gamers are a loyal and passionate bunch and I would bet that PoE2 outsells PoE1.

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[–] the_new_guy15 1 point 1 month ago

Oh I agree with you there. I'd be shocked if Pillars 2 didn't outsell Pillars by a good margin. Historically it is something you see with sequels to successful games, PoE has a lot of fans for whom the game was one of their favorite releases of the last couple years and what they've shown so far are things that will help drawn in even more people, mainly better graphics, better animations, in addition to a more exotic and interesting location and hopefully polished and refined game mechanics that address some of the concerns people had with the first game.

If there was one game I'd want to invest in it would be this one. I'm super tempted, there is going to be an offering circular for the Pillars 2 Fig shares and I'd like to take a look at that.

Read this comment from Justin Bailey, it has a link to their previous filings which I've just started to read through.

https://www.reddit.com/r/projecteternity/comments/5sjc8w/pillars_of_eternity_2_fig_investing_my_take/ddh07hb/

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[–] kungapa 1 point 1 month ago*

It is a decent CAGR, but not necessarily fantastic.

See here for a quick annualized return analysis, based on 1M units sold, and 1.5M units sold: CAGR calculation speadsheet

Some of the findings:

- 1M units sold, 2 years payout, 20% Fig fee + S&M: 6.1% CAGR
- 1M units sold, 3 years payout, 30% Fig fee + S&M: -0.5% CAGR
- 1.5M units sold, 2 years payout, 20% Fig fee + S&M: 21% CAGR
- 1.5M units sold, 3 years payout, 30% Fig fee + S&M: 8.6% CAGR

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[–] nipsen -2 points 1 month ago*

The difference is that it's an opportunity for a certain type of fan, who tends to be very categorical and very loud about the particulars of certain design-decisions. On the grounds that these design-decisions are popular, not on the grounds

The difference is that it's an opportunity for a certain type of fan, who tends to be very categorical and very loud about the particulars of certain design-decisions. On the grounds that these design-decisions are popular, not on the grounds that they are good, entertaining, or otherwise interesting. To prove that they are committed to their views.

Basically, you could expect that POE2 would have a few very large "investors", who all hope that the game will do impossibly well.

Which then, if it does do well, will prove that destroying all interesting game-mechanics and turning the original premise into a Diablo f2p-like with slightly more writing in it was a brilliant decision after all.

And Obsidian then allows these fans - who do argue as if they are willing to single-handedly pay for Obsidian to make a game for them personally, with the argument that if only Obsidian followed their recipe, the game would sell millions - to carry some of the investment risk.

So far, it seems these fans are not willing to carry that responsibility very far. Beyond screaming loudly on the internet about the greatness of designs and narratives that are streamlined as Dragon Age and Skyrim, mixed with the strategic depth of Diablo 3.

But that shouldn't matter, since these designs supposedly are so popular that... the last three games from Obsidian have just increasingly sold less and less for following these recipes.

Which only proves that Obsidian didn't sell out enough, obviously. So if they can only make something that is complete commercialized mush, then they will eventually succeed! Of that, at least 10 people on the internet have no doubts about. Which therefore means making games on this "as bland as possible" recipe a sound business-decision to follow.

edit: btw, I'm making a joke out of this - what happened is that Obsidian has key personnel in the company that argue for this view on the behalf of basically a couple of idiots on the internet. And that this is why Obsidian appears to be aiming for this mentioned recipe from these folks on the internet. They're not actually doing that - they've decided on their own to just make plated chocolate money out of the pile of gold they're sitting on. I don't know for certain who did it, but it's simply the case that Obsidian made an administrative decision over the game-designers to fleece anything interesting from the design, long before any of the internet bs started sprouting. Someone in Obsidian wanted to make Dragon Age mixed with Diablo 3 before the POE kickstarter ended, and Obsidian jumped on the first excuse to say that "fans wanted it". Even if those fans could be counted on one hand, and even if you had gotten bitten by a dragon and only had two fingers left.

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[–] **heartscrew** 2 points 1 month ago

/u/Oriyion

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[–] **Rezo-Acken** 2 points 1 month ago

You also get the backer stuff in the deal right ? It seems logical to me that this 2in1 deal cannot be viewed as a pure investment option. There are simply better options for investment out there. Use fig only if you want to support the game and cut back some of its cost not if you want to make money...

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[–] **desert_khan** 7 points 1 month ago

I believe investing does NOT have anything to do with backer rewards. They are entirely separate.

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[–] **Rezo-Acken** 1 point 1 month ago

Then what are people upset about compared to Kickstarter ?

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investment option. There are simply better options for investment out there. Use fig only if you want to support the game and cut back some of its cost not if you want to make money...

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[–] desert_khan 7 points 1 month ago

I believe investing does NOT have anything to do with backer rewards. They are entirely separate.

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[–] Rezo-Acken 1 point 1 month ago

Then what are people upset about compared to Kickstarter ?

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[–] mewarmo990 1 point 23 days ago

Looking forward to the second article on your site, Dave. Thanks!

Still wish Obsidian and Fig the best of luck. I'm just personally not comfortable assuming this level of risk, and the rest of my "funny money" is already tied up elsewhere. They can have $45!

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[–] [deleted] 1 month ago

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[–] RezardVareth 1 point 1 month ago

This isn't necessarily true. Fig will need to release a prospectus at some point that will detail the investment, and you can make your decision then.

In any case, they can't actually solicit offers to buy yet. They're just collecting indications of interest so they know to reach out with the offering documents eventually.

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Welcome to the Deadfire Backer Portal

The campaign has ended, but you can still pledge for a limited time! If you are a new backer, please click Pledge Now below.

If you are a Fig backer, you'll be able to manage your pledges soon! Please stay tuned to your e-mail or the Deadfire site on Fig!

PLEDGE NOW   MANAGE MY PLEDGES

FAQ

What does it mean to make a pledge? How does this differ from buying the game? Is this considered a donation or a pre-order?

Crowdfunding endeavors like this campaign are a form of fundraising where all donations contributed go toward the development of a particular project that a large enough amount of people may find interesting.

The donation you make is called a *pledge*, and is not a pre-order in the traditional sense; in exchange for your pledge, you receive rewards that would either be unavailable at retail (such as special collector's editions), are provided at a discount, or offer some other feature that will not be available to future customers.

As with all crowdfunding endeavors, there is risk associated with pledging. There have been other crowdfunded projects that have had issues completing on time, or worse, completing at all. We highly recommend researching the risks of crowdfunding before pledging. Obsidian has successfully created and delivered a crowdfundeded project, *Pillars of Eternity*, and we plan to use the practices used on that game to protect your pledges and deliver what we're offering.

I'd like to back Pillars of Eternity II: Deadfire. Can I still do so?

Yes! We recommend backing on Fig if you have a credit card, but if you don't or prefer not to use Fig, please click Pledge Now above.

Why do I have to confirm my pledge if I made a pledge on Fig?

For several reasons:

1. **Saves Time and Money**: The Backer Portal allows us to coordinate our support efforts between Fig backers and backers who could not or preferred not to use Fig. We can limit the amount of support people needed to manage taking in the amount of information needed for each

would either be unavailable at retail (such as special collector's editions), are provided at a discount, or offer some other feature that will not be available to future customers.

As with all crowdfunding endeavors, there is risk associated with pledging. There have been other crowdfunded projects that have had issues completing on time, or worse, completing at all. We highly recommend researching the risks of crowdfunding before pledging. Obsidian has successfully created and delivered a crowdfundeded project, *Pillars of Eternity*, and we plan to use the practices used on that game to protect your pledges and deliver what we're offering.

I'd like to back Pillars of Eternity II: Deadfire. Can I still do so?

Yes! We recommend backing on Fig if you have a credit card, but if you don't or prefer not to use Fig, please click Pledge Now above.

Why do I have to confirm my pledge if I made a pledge on Fig?

For several reasons:

1. **Saves Time and Money**: The Backer Portal allows us to coordinate our support efforts between Fig backers and backers who could not or preferred not to use Fig. We can limit the amount of support people needed to manage taking in the amount of information needed for each backer. It's important to us to use your money for making the game as great as we can. *We do not use any personal data provided on this site other than to complete your pledge, let you know about the status of the game, or to let you know about games we're making that are similar. We do not share this info with any outside parties other than shipping partners to get you your rewards..*
2. **Surveys**: Fig allows for surveys, but only for Fig backers. We have many PayPal backers too, and some of our surveys are quite complex at the higher tier levels. Having this in one place makes it much easier to coordinate.
3. **Upgrading**: One of our most popular requests has been to allow backers to upgrade their tiers and/or buy more addons after the campaign is over. This portal allows interested users to do that.
4. **Fulfillment**: The site allows users a one-stop location to update shipping information and redeem all digital goods, such as game keys and more.

OBSIDIAN entertainment

RATING PENDING RP ESRB May contain content inappropriate for children. Visit esrb.org for rating information.



Pillars of Eternity 2's Josh Sawyer on crowdfunding, isometric RPGs, and storytelling

8 February 2017 9:00 am

Written By David Craddock

FEATURE

Sawyer discusses his passion for isometric RPGs and how the sequel's small team size carries on Obsidian's culture from the halcyon days of Icewind Dale.

Pillars of Eternity was met with critical and commercial praise, but Pillars of Eternity 2: Deadfire, crowdfunded through Fig, looks to leave its record-setting funding in the dust. Shacknews talked with game director Josh Sawyer about his early days working on isometric RPGs, what he enjoys about working in the genre again, story tidbits from Pillars of Eternity 2, and how Obsidian's culture circa 1999 remains alive and well within the Pillars development team.

While Pillars of Eternity 2 certainly feels like a sure bet now, it wasn't always that way. In 2012, Obsidian Entertainment had been hard at work developing a game codenamed "Stormlands" for Microsoft's next-generation console. When Microsoft Studios cancelled the project, Obsidian teetered on the brink of ruin. Between 20 and 30 employees were laid off, and Stormlands was one in a series of cancellations—some of which, like Baldur's Gate III, had been plugging along for over 18 months—that had nearly depleted the studio's coffers despite previous successes such as South Park: The Stick of Truth and Fallout: New Vegas.

Josh Sawyer, who had been with the company for over a decade, joined a growing chorus of voices suggesting one last-ditch effort to stay afloat: why not crowdfund an isometric, party-based RPG? Their appeal made sense. The Kickstarter gold rush was in full swing; genres long fallow, namely the point-and-click adventure and turn-based RPGs such as InXile's Wasteland 2, were reaping bountiful harvests. If Obsidian didn't plant that seed, someone else, likely a former colleague who also harbored a fondness for the likes of Baldur's Gate and Icewind Dale, would get there first.

The resultant project, Pillars of Eternity, not only kept the lights on. It was a smashing success, meeting its goal of $1.1 million in 24 hours and finishing with $3,986,929—surpassing Double Fine Adventure as the most-funded game ever. (It's now the fourth-most crowd-funded game ever.) With one striking success under its belt, and an encore coming, here's what Sawyer had to say.

Pillars of Eternity was a trendsetter on Kickstarter back in 2012. Now that you're crowdfunding the sequel through Fig, what are some lessons you learned from that first campaign that you transplanted into this one?

Josh Sawyer: There were a number of things we learned, some of which we knew going into this would no longer necessarily be applicable. We learned from watching our [first] campaign and subsequent campaigns that the future of crowdfunding is not necessarily a sure thing. We have to work every time we want to fund something. We also learned a lot of things about the types of rewards that people seem to be interested in, and we learned a

David Craddock

Contributing Editor

David L. Craddock writes fiction, nonfiction, and grocery lists. He is the author of the Stay Awhile and Listen series, and the Gairden Chronicles series of fantasy novels for young adults. Outside of writing, he enjoys playing Mario, Zelda, and Dark Souls games, and will be happy to discuss at length the myriad reasons why Dark Souls 2 is the best in the series. Follow him online at davidlcraddock.com and @davidlcraddock.

lesson in planning because we didn't really realize that the campaign was going to be as successful as it was.

We wound up over-committing to a few things in terms of our stretch goals, so going into our Fig campaign we thought a lot about the types of stretch goals we wanted to support. We've been pretty careful, some might say overly conservative, but we'd rather be overly conservative with what we're promising than promising something we don't feel we can execute on.


Pillars of Eternity II: Deadfire Campaign Launch Trailer
DEADFIRE

Isometric, party-based RPGs are some of many classic game types to have enjoyed a resurgence thanks to crowdfunding platforms. You were one of the employees at Obsidian who pushed hard to try crowdfunding that style of game, which hadn't been around for a while. Was there any particular impetus for your push? Did the market seem ripe for one?

Sawyer: To be fair, I don't want to take credit for that. It was actually a number of people who had similar ideas around the same time; I was just one of a few people who suggested it. I was the person who specifically said, "Let's make a Baldur's Gate, Icewind Dale-type game with some influences from Planescape: Torment."

I've been in the industry since 1999, and the first game I worked on was Icewind Dale. When we stopped working on the Infinity Engine series with ID2, at that time there were still a lot of players who were interested in playing 2D-style, isometric, party-based games. A lot of people loved BioWare's Neverwinter Nights, but there were people who were still engine in the Infinity Engine-style of games.

We've had fans on our forums for years and years; going all the way back to the late '90s, a lot of those people are still [our fans]. So we knew there was an audience. We weren't sure how big it was, but we knew there were people out there who wanted to play this style of game. The very idea of doing a Kickstarter I think came from Nathaniel Chapman, a designer who used to work here. He had the idea, and it was almost more of a joke because we didn't really know if it was something that was possible.

When Double Fine Adventure [had success], that's when we said, "Okay, this is a thing we can do. What are we going to try to do?" Project Eternity, which late became Pillars of Eternity, was our idea. It was a type of game we knew we could make, a game we wanted to make, and a game that had fans out there who wanted to see it come to fruition.

What was it like, back in the early 2010s and now, working within that template? Are there certain aspects of it that feel more open or restrictive relative to other RPGs you've worked on such as Fallout: New Vegas?

Sawyer: Working with a party-based game, there are some limitations you have to keep in mind in terms of how many people are running around with you and things like that. Obviously you're not working in a first-person perspective, so there are certain elements of visual storytelling that become more difficult when you're working way zoomed out from an isometric perspective.

Otherwise there's plenty of stuff we can do [with the narrative] that we don't normally get to do from first-person perspective, such as using narrative prose in describing things about the scene that you wouldn't [pick up on] normally. So we can mirror the style of Planescape: Torment, which did a lot with narrative prose to describe what was going on in the environment.

I never really found that format limiting, so going back to that style of game, the big time sink in a lot of cases is the art itself. You'd think 2D art is easy to make, but the way we do it, it's not easy because we do a lot of neat rendering tricks that essentially recreate a lot of the 3D data for lighting and things like that. We do real-time, 3D lighting on what is actually a 2D background, so we have to do a lot of tricks. Some of those areas get pretty expensive, but we have a pretty good pipeline worked out now.

I really enjoy working on this type of game because the team sizes tend be a little smaller, usually in the 20 to 30 employees size. Something like Fallout: New Vegas was pushing upper 70s by the end. It becomes more difficult to direct people at that level; you need a lot more middle management, more producers, and [structure] like that. On a team size like this, I get a lot more contact with individual designers, artists, and programmers. I like working on teams of this size.

I think a lot of the people working on this game who had only worked on large games are finding it pretty enjoyable as well.

I think a lot of the people working on this game who had only worked on large games are finding it pretty enjoyable as well.



It sounds as if you were able to transplant a culture and team dynamic from Obsidian's earlier days within the Pillars and Pillars 2 teams.

Sawyer: Yeah. When I worked on Icewind Dale in 1999 to 2000, almost everyone on the team was a junior employee. We didn't really have leads, which sounds crazy now. We all just talked to each other all the time. It sounds weird now to think about a team working at a company, a big company for the team, and we were all kind of autonomous, but we were all constantly talking to each other. We would just get together and say, "Hey, I want to do this, what do you think?" And people would go, "That sounds stupid" or "That sounds cool, I can reinforce that when the player comes through" and stuff like that.

That small team size, which you see more and more, especially with Kickstarter-driven companies—like the Banner Saga 3 campaign is going on right now. I know they've managed to keep their team size really small. They have a network of people they work with around the world. That can be really rewarding and satisfying because you feel like you have much more individual influence. When you say something, people hear it because we're all here, all in it together, all working on things at the same time.

How have the storms you and colleagues have weathered at Obsidian shaped the studio? What was it like to be so close to being shut down?

Sawyer: I've had a lot of projects cancelled, and I think most people, if they've been in the industry long enough, have as well. You don't hear about those things very much, but we all have projects cancelled. Sometimes they're little projects and it's not a big deal. Other times they're very large. The one preceding Pillars was very large, and it resulted in the biggest layoffs I think Obsidian had ever seen.

It was very demoralizing. I think one thing that has stayed with us is that we're really grateful to everyone who backed the first game. I don't know what would have happened if we hadn't succeeded with the [Kickstarter campaign]. Going into this one, we did plan for stretch goals, but we didn't take for granted how quickly we would be funding. I don't think anyone estimated that we'd be funded faster this time than last time, which is pretty incredible.

Coming that close to the dissolution of the company and that catastrophe made us more grateful and sort of sensitive to how much we rely on our fans for support and feedback, and their ongoing trust in us.



It's amazing that Pillars of Eternity took its subgenre of RPG from one that had been out of the limelight for quite a while to the saving grace of Obsidian. Folks like Chris Avellone said that a sequel was guaranteed provided the first game did well. Was it hard not to take that for granted?

Sawyer: Once we saw that [Pillars of Eternity] was critically and commercially successful, we said, "This is our IP." I can't emphasize enough how important it is for independent companies to own their own intellectual property—their worlds, settings, and characters. Really, a gaming company is only worth whatever properties it owns. Employees can come and go; all you have left are the physical materials, computers and desks. At the end of the day, what you have that is worthwhile is the things you've created.

With the publishing model for the past 15 to 20 years, publishers usually have developers under their thumbs. What that means is they can insist that intellectual property rights belong to the publisher. So the only way we would have not followed up Pillars of Eternity is if it was a catastrophic failure. Otherwise it was definitely something we wanted to grow. Thankfully it sold and reviewed well right away.

We were all nervous about it. [Producer] Brandon Adler said it might [review] somewhere between 80 and 90 [percent]. We weren't sure how it was going to sell. Someone asked me earlier: "Does it matter how much a game sells?" Of course it does, because we need to make money on this stuff; otherwise we can't make any more games.

Even though we're crowd-funding Deadfire, we're putting a lot of the money from Pillars 1 into Deadfire. That's just to go above and beyond what we wanted to do, even more stuff on top of [the first game's offerings]. Unless the game had been poorly received and did not sell well, we would have always tried to do a sequel.

Even if it had misstepped badly, we would have tried to correct that and move forward rather than just give up on it. You don't get many chances to own your intellectual property. I've been in the industry since '99, and this might be the first one we've had where it's our property that we own. It's that rare.





In designing the first Pillars, you carried over much of the style and game systems from genre staples like Icewind Dale. What about for Pillars 2? What did you observe from the reception of the first game, in terms of not only reviews but feedback from fans as well, that you wanted to sharpen in the sequel?

Sawyer: We learned that people are really interested in this style of game again, and that they want deep and tactical combat, character development, mechanics, and things like that. We're trying to improve all those aspects in the sequel, but we've also realized that there were certain things that were very unclear about our mechanics, so we've either tried to communicate those mechanics more clearly, or revise them so they're inherently easier to understand.

For example, in the first game we had a damage reduction system that was used for armor. It was fairly easy to understand, but when the player was making decisions in the heat of combat, it wasn't always clear what they should be doing based on the mechanics of the armor system. We've adjusted those mechanics to use a new armor penetration system that is more straightforward. The relationship between weapons, penetration, and the value of armor is clearer to people. It's a more interesting mechanic, and it's just easier to sort of process and understand in the heat of the moment.

There are other things, too. Combat clarity and feedback, making sure our visual effects don't overpower [on-screen action], slowing the pace of combat down just a little bit so it's easier to understand, spacing characters out —things like that.

That's something I wondered about. The first Pillars explicitly targeted fans who missed Icewind Dale-style games, but players new to the genre said they had trouble learning the ropes, and were fine once they got some momentum. It sounds like you're working on adjusting that learning curve.

Sawyer: Our goal is definitely to be more welcoming. I think it is more welcoming, but it's also just clearer. Even experienced players will find that the combat is easier to follow. We're going to do a better job tutorial-izing things; that's something that was a little last minute [in the first game]. We're trying to plan out our tutorials in advance of the end of the game [in production], so players should find that things are explained much more clearly, and that the pace of how things are introduced is much clearer as well.

There are some disconnects in the early game, where you get a companion like Edér. He's a fighter and very good at locking characters down, but then we take you into a dungeon where things break engagement constantly. We're trying to make sure things like that line up better so players aren't just wondering, "What the hell am I supposed to do?" You can think your way out of it, but it's a little more challenging than it needs to be, especially in the early game.

You've said in previous interviews that when Obsidian eventually did break ground on another Pillars game, you'd want to work in a new setting. What characteristics distinguish Deadfire from the first game's milieu?

Sawyer: We're in another part of the world, and that's what the Deadfire is. It's something we referenced in the first game, a part of the world [characters] talk about in passing, but very remote from the Dyrwood. It's physically very different, so it's more of a tropical or sub-tropical setting; most parts of the archipelago are. It has some desert areas, and some sub-arctic areas. It allows us to just have a different style in terms of the feeling of the climate in the world.

Additionally, the native culture that is there is much more of a Polynesian flavor rather than the European focus that we had in Pillars 1. We do want to have continuity between the two games; one thing we use for that is the colonial powers like the Valians are present in this part of the world. That helps bridge the gap where you do have some of this New World European elements that flow into the native culture of the Deadfire.

It really does allow us to showcase a lot of environments that would have felt out of place in the Dyrwood, which is much more of a western European or central European setting.





Given how integral stories are in this type of RPG, could you talk about the team's writing process? What steps does any given character or quest line go through before it's considered complete?

Sawyer: Our process goes through a number of phases. We want things to be interesting at a very base level. The very first thing we try to do is come up with a hook for a quest that's interesting, and then think how that hook can then turn during the resolution of the quest. So if someone has you go do something that, on the surface, appears very straightforward, always try to twist or turn that expectation halfway through the player is redirected to something new and unexpected.

From a narrative perspective, we try to focus on reinforcing the themes of the story as much as possible without going overboard. So, referencing what's happening in the main plot: too much of that can seem overbearing, but we do want the world to feel coherent so it doesn't feel like things are just hanging in the middle of nowhere.

When a narrative designer creates an idea for a quest, the other designers will go through it and give feedback for ideas on how we can improve either the characterization of a quest giver, or a secondary character, or ways in which the quest can be slightly restructured to focus more on themes and issues that tie into the larger game.

It's an iterative process. We put it through enough phases until we feel like the quest is fun and gives players a lot of choices in terms of mechanical builds: "I can complete this as various types of character." Also different role-playing options: if you want to play your character in a certain way, either making certain alliances or being really aggressive or diplomatic, you can do that.

We work at trying to find the voice of a character. One of the most time-consuming [processes] for a writer isn't just putting words down on the page, but trying to establish the voice for a character so it feels distinct with the world while being unique and memorable. It's definitely a process. It's something we take very seriously at Obsidian, and something we're trying to improve on for Deadfire.

Early materials have made a point of showing ships. How does that method of travel factor into Pillars 2's story?

Sawyer: All I'll say is that ships are important in Deadfire. [laughs]

You've cited an enhanced reactivity system as a primary goal in this game. How does the system work, and

You've cited an enhanced reactivity system as a primary goal in this game. How does the system work, and how do players' decisions from the first Pillars affect events in this one?

Sawyer: One of the things that makes reactivity a little easier in a sequel like this is that it's in a different part of the world. At the end of Pillars 1 we described a lot of changes which in many cases are really severe, but are localized to the Dyrwood. Colonial folks from the Dyrwood also appear in the Deadfire, so you can see consequences from the actions you took in the first game.

We don't try to react to every single thing that you did. Our criteria are usually choices the player made in the first game that feel particularly important. For example, at the end of the game there are a number of very important choices you make with regard to the souls you find and things like that.

Another criteria is that if there's ever some indication that characters involved in a quest might reappear or have some sort of influence in the Deadfire, even if it's a minor quest, we look for reference that as well.

Actually, we very secretly, at the end of Pillars of Eternity, made a save file called "save game." Do not delete that! [laughs] That is something we'll allow you to import so we can reference all the choices you made. That being said, a lot of people are going to be coming to this game without have played Pillars of Eternity; or even if you have, you can make a new game and establish story states in the opening if you want. That way if you don't want to play all the way through Pillars of Eternity, or you got close to the end but didn't finish and don't want to load it back up, you can go in, set the story states you want, and play the game from that point in time.





Deadfire has a vibrant, inviting look. What are some of the graphical systems contributing to that?

Sawyer: In the first game we stuck to [a palette] that was a little on the muted side. We were looking at the Hudson River School style of paintings, which are a little more muted in subdued in their coloration. We had a relatively subdued palette, and strove for a more realistic look for not only the environments, but also the character's proportions: armor and things like that.

Some things are exaggerated because they're [viewed from] isometric, but otherwise we tried to stick more to what I consider to be the age of fantasy in the late '80s through the mid '90s, I guess. Larry Elmore, Clyde Caldwell. Things were a little exaggerated but mostly realistic. The tones tended to be more on the subdued side other than certain artists like Larry Elmore. But in Pillars 2, especially because we're moving to a more tropical environment, we looked at upping the saturation. We're not going overboard, but we looked into upping saturation and color intensity relative to the first game.

Another big focus for us was on dynamic weather and foliage. In the first game we had a few experiments with dynamic foliage, like dynamic trees and grass and things like that. It never really looked very good and was hard to author, so our artists had a really difficult time actually getting some of the level looking good.

On this game, right away I said, "We're going to an archipelago. I expect there to be pretty wild weather at times, so we really should look at improving the fidelity and immersive qualities of these environments by introducing dynamic foliage and dynamic weather." We have things like cloud maps that will scroll across the screen casting shadows on the environment, which is really cool; rainstorms and wind that switch directions; you'll see all the particles in the environment, like smoke from a chimney and fire on a torch will actually react to that stuff. We have many, many more plant elements: trees, shrubs, things like that, and they all react as well.

On top of that, we have some really fantastic graphics programmers at Obsidian that really have taken things to an amazing level in terms of lighting. Character lighting is really, dramatically improved. The materials on the characters look incredible. Walking around with a torch or another light source in a dark dungeon is really fantastic.

At times it looks like a really detailed, 3D environment. It almost stops being 2D, which is something we weren't necessarily striving for, but when some people played Pillars we heard a lot of comments like, "Wow, this is really beautiful, but it just feels kind of static." I think all of these changes we've made are breaking that illusion lot more.

beautiful, but it just feels kind of static." I think all of these changes we've made are breaking that illusion lot more. It really has a lot of fantastic qualities to it that people are, thankfully, showing a lot of appreciation for.



Running crowdfunding campaigns obviously takes a lot of time. Besides that, what tasks are on the team's plate for the present and right after the campaign?

Sawyer: Because we know these crowdfunding campaigns take a lot of time, my workload directly on the game is reduced because I'm spending a lot of time interfacing with fans, doing interviews, and stuff like that. We're in the middle of production, so our focus continues to be on our main city, which is Neketaka. We're going to be doing an update on what makes Neketaka so cool; it's sort of the crown jewel of this part of the world.

We're also working on establishing the critical path that goes through the city of Neketaka during the course of the story. Once we've done that we're going to be looking at ways to tie a lot of our quests together. We've been doing lots of side quests, and we've had ideas for how they tie together, but we're going to be focusing more on linking them, making things feel more coherent, and just polishing everything so that when you go through these environments and see these vignettes, they feel like parts of a living environment.

The city is really cool and has a lot of interesting content in it. I really loved our companions in Pillars 1, but people wanted really wanted more reactivity. They wanted them to be tied closer to the central plot, and that's something we're putting more effort into this time around as well. We started working on companions much earlier than we did on Pillars 1. I think that's going to be reflected in the amount of tie-in and feedback, and the reactivity you see from those characters throughout the course of the story.

So right now our focus really is on making sure we come through the crowdfunding campaign sane. [laughs] Then we'll drill down into the heart of the game, which is the city of Neketaka, and then building out from there.

Pillars of Eternity 2 features a new archipelago, revamped combat, and an angry god

By Steven Messner February 07, 2017

How Obsidian is taking its classic RPG revival to new frontiers.


Pillars of Eternity II: Deadfire Campaign Launch Trailer
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Pillars of Eternity was an outstanding return to the golden age of cRPGs—so good that we gave it a score of 92 in our review. We have high hopes for the sequel, not least because this is the first time Obsidian Entertainment has ever been able to revisit a world for a second time. Judging by the fact that its Fig crowdfunding campaign has already raised double the initial goal, it's a world

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been able to revisit a world for a second time. Judging by the fact that its Fig crowdfunding campaign has already raised double the initial goal, it's a world many players are excited to revisit. "I always thought it would be awesome to have our own world to tell stories in," Obsidian Entertainment CEO Feargus Urquhart tells me. "Now we can finally do that."

For the full reveal on everything Deadfire, you'll need to pick up next month's issue of PC Gamer. For now, let's take a look at some of the biggest changes shaking up the world of Eora.

What do an archipelago and a 600-foot-tall god have in common?

The punchline to that joke isn't yet clear, but what we do know that Pillars of Eternity 2 starts off with a bang. You treat with actual gods in the first game, I was curious how Deadfire could ever expand the scope of the story. Note: story spoilers for the very start of Pillars 2 follow.

When director Josh Sawyer told me the "stakes definitely get higher," I didn't think he meant literally. But then he tells me that Pillars of Eternity 2 opens with a 600-foot-tall statue obliterating your fortress in Caed Nua. See, it turns out the dead god Eothas isn't so dead after all, and the massive statue hiding under Caed Nua happens to be the perfect vessel. "He animates it," Sawyer explains, "destroying your entire castle and killing almost everyone in it. You are left on the brink of death and discover that your fate is tied to Eothas. You need to pursue him and find out what he's up to as he marches off into the sea toward the Deadfire Archipelago."





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"To save your soul, you must track down the wayward god and demand answers—answers which could throw mortals and the gods themselves into chaos."

Leaving the temperate forests of the Dyrwood behind, players sail to the Deadfire—a land unlike anything seen in Pillars of Eternity. "People know of it as an untamed land that is filled with pirates, sea monsters, and storms," Sawyer says. "When we made Pillars of Eternity, we were trying to make something that felt like the Sword Coast or the Dalelands [locations from the Forgotten Realms]. Something that felt very traditional—Mediterranean or central European. But we wanted to go in a different direction for Pillars 2."

While Sawyer was hesitant to give specifics, he did say that Pillars of Eternity 2 is "roughly the size" of Pillars of Eternity.

You can carry over your character from the first game

Being in such a foreign land as the Deadfire, I imagine it'll be a small comfort to be able to play your familiar character once again. While Sawyer tells me not every decision from Pillars of Eternity will have an influence, some of the bigger decisions will have consequences that reach beyond the sea. Most importantly is that a few party members like Edér will return for a second round of adventuring—that is if you didn't kill them back in the Dyrwood. "If you did, you have to live with it," Sawyer laughs. Fortunately, you will be able to alter decisions with a new save, letting you experiment and see how consequences from Pillars of Eternity carry over.

The party size will be reduced to five, combat is overhauled

For long-time fans of Baldur's Gate and Icewind Dale, dropping the party size down a member might seem like heresy. But Sawyer and Urquhart aren't going to let tradition get in the way of making a better game. "We had talked about it going all the way back to Pillars of Eternity," Sawyer confesses. "But doing that to a spiritual successor of games that almost always had six party members didn't



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But Pillars of Eternity 2 isn't just content to bow to tradition for tradition's sake. "[Having five party members] makes a significant difference in how easily you can process what's going on on-screen," Sawyer says. "As the party size grows, the number of combatants also grows. So with five party members, it feels just a little bit easier to manage."

That dramatic change is part of a larger overhaul to the combat that includes entirely revamped classes, slower pacing, fewer encounters, and a less-overwhelming status affliction system. Obsidian is also working to make party AI smarter, so that players who don't favor micromanaging can trust them not to do something stupid in combat.


Pillars of Eternity II: Deadfire 30 Second Trailer

Dynamic weather systems create more reactive environments

One of the biggest changes to Pillars of Eternity 2 is also one of the more subtle. Further blurring the line between 3D characters and 2D backdrops, a dynamic weather system will bring the Deadfire to life in all its tumultuous fury. "The Deadfire Archipelago is this tempestuous wild land of violent storms, it seemed kind of weird to not have systems to maximize that influence," Sawyer says.

Violent winds will bend trees, ruffle clothing, and stir up objects in the environment while heavy rains soak the land. Dynamic water will push boats and debris around and waves will crash against the shore. Even gunshots impact the environment with bursts of air that will billow cloaks or disturb nearby objects. Sawyer says this will help make each scene feel more organic and less like a screenshot—a common criticism from the first game.

Sawyer says this will help make each scene feel more organic and less like a screenshot—a common criticism from the first game.

Characters will have schedules governed by a day/night system

Nothing breaks that storytelling immersion quite like characters who stand in a single spot hour after hour waiting to be spoken to. Sawyer tells me Pillars of Eternity 2 will have an NPC scheduling system that changes depending on the time of day. But this isn't just about making the Deadfire feel more alive, it's about making it more interesting. "It gives us opportunities to make quests resolve in different ways based on how and when you approach them," Sawyer says. "It's more than people going to work and coming home. Guards might switch to other routines at a certain time which gives you an opportunity to do something in a way that you couldn't do normally."



It is coming in March of 2018 after a beta

Like the return to crowdfunding, Obsidian will also push Pillars of Eternity 2 through a beta program to help gather feedback and test the game before it launches in March of 2018. While Obsidian is confident that Pillars of Eternity 2 won't need

people can be really harsh, but it's better to hear it when it's in a beta phase than when it comes out."

"We never underestimate our own ability to screw up," Urquhart chuckles.

That's all we know for now, but I'm eager to find out what Eothas hopes to find in the Deadfire Archipelago and why he needs a 600-foot statue to find it. For more details, be sure to check out the full interview in next month's edition of the magazine.



ABOUT THE AUTHOR

Steven Messner

Steven is PC Gamer's contributing editor and has a nose for sniffing out the interesting and unique stories being told every day in the PC community. He likes RPGs of the MMO persuasion but doesn't have friends so regular RPGs are good too.

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RPG | PILLARS OF ETERNITY 2: DEADFIRE

PILLARS OF ETERNITY 2: DEADFIRE | 17 February 2017

Pillars of Eternity 2: story, setting, companions and more - everything we know

By Jeremy Peel

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Pillars of Eternity II: what you need to know
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A few years ago, Obsidian designer Josh Sawyer flipped a map of the Forgotten Realms' Dalelands, stuck some different labels on it and named it the Dyrwood. One record-smashing Kickstarter later, he and his team had revived the spirit of the Baldur's Gate games, with the wilderness exploration and spacebar-thwacking tactical combat intact.

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Fresh from another isometric RPG, Obsidian now intend to fold some of Tyranny's reactivity and unfamiliarity into Pillars of Eternity II: Deadfire - a sequel as ambitious as Baldur's Gate II was.

When is the Pillars of Eternity 2 release date?


PILLARS OF ETERNITY II
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That's the multi-million crowdfunded dollar question.

"Most of the people who worked on [Pillars expansion] The White March have rolled over," says Sawyer of the Pillars 2 dev team.

That's the multi-million crowdfunded dollar question.

"Most of the people who worked on [Pillars expansion] The White March have rolled over," says Sawyer of the Pillars 2 dev team.

The White March Part II shipped in March 2016 - from which we can extrapolate that the sequel team have been at full strength a little under a year.

Obsidian's Deadfire Fig campaign estimates they'll be done by Q1 2018.

What's the story in Pillars of Eternity 2?



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Pillars of Eternity 2: Deadfire companion guide

We're going god-hunting. Eothas, the Eoran deity of light and rebirth, has inhabited the stone titan buried beneath the player stronghold Caed Nua for millennia. But now he's awoken, tearing up through the earth, destroying the keep and half-killing you in the process.

The story of Deadfire, then, is a personal quest: to chase down Eothas, save your soul and find answers - answers which could "throw mortals and the gods themselves into chaos," according to Obsidian.

Where is Pillars of Eternity 2's setting?



"If you've gotten tired of seeing temperate forests and meadows for 80 hours," Josh Sawyer tells PCGamesN, "Let's take a look at something else."

Pillars 2 takes place in the Deadfire Archipelago - a smattering of small volcanic islands far to the south of the Dyrwood. Where Pillars 1 had a Middle Ages European vibe, the Deadfire more closely resembles the southern Pacific island chains of Asia.

"It has more of a Polynesian flavour, overall," confirms Sawyer. "The climate is much different, the foliage you see is much different."

The archipelago is in the process of being colonised, however - it's the only known location of luminous adra, which holds much larger amounts of soul energy than the Dyrwood variety. So you will see familiar faces and races - the humans and dwarves of Vailia, plus the Aumaua of Rauatai.

Here be monsters, too: deadly beetles, grubs, imps, dragons and snakelike naga - while out on the ocean to the east, terrible sea creatures cut short any explorative excursions. Not that players are likely to want for space to wander.

“It's a big archipelago,” notes Sawyer. “It’s full of sea monsters, pirates and volcanoes, all sorts of crazy, crazy stuff.”

What factions are in Pillars of Eternity 2?



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The oldest humanoid culture on the islands are the Huana, a semi-nomadic set of aumaua tribes spread thinly throughout Deadfire. The tribes have shared traditions, and a caste system that forefronts warriors and priests.

But the Huana have few permanent settlements. Naasitaq, made up mostly of Boreal Dwarves and Aumaua, is the largest and most stable nation in the Deadfire islands. And a number of empires are at loggerheads over the archipelago, presenting Obsidian with plenty of opportunities to ask the player to take sides.

The pirates are a faction too, of course. A centuries-old dwarven lighthouse fortress that the locals call Balefire Beacon is now the keep of Captain Furrante - the spot from which he schemes and leads his crew in the Príncipi sen Patrena.

As for what form faction decisions will take, the dev team are looking toward the example set by last year's Tyranny.

example set by last year's Tyranny.

"In Pillars 1, we dropped the factions at the end of Act 2, and so [players] didn't really feel like their choices were super significant," admits Sawyer. "Something that I think Tyranny did much better, and something that we want to do for Pillars 2, is really establish the factions much more clearly - give the player clearer choices, and let them know when they're approaching consequences for the choices they made."

Who are the Pillars of Eternity 2 companions?



There will *be* companions, that much we know. So far Obsidian have confirmed Edér, Aloth and Pallegina to return, and three newcomers - a harvest-wielding priestess of Gaun named Xoti, a bird-taming aumaua ranger called Maia, and an orlan pirate by the name of Serafen.

"A lot of people have speculated that if Edér came back, how would he fit into the story? It works very well. The story makes sense for him to be there," says Sawyer.

It's very possible he's not going to be there in your playthrough, however. Should you import a save in which Edér was killed, that consequence will remain in Pillars 2. By the same token, all returning companions will have different starting states depending on how you treated them in the original game.

As Sawyer puts it: "If you made certain choices with them that took them in a bad direction, when they come back, they're kind of screwed up."

This time around, Obsidian are cognisant of the need to allow companions time to develop - giving them a longer stretch of the game to mature in their characters and relationships. At the beginning of production, Sawyer came up with a system to tag certain types of behaviour and attitudes in conversation - so that companions can react to them in the moment and over lengthier periods.

It’s that system we’ll be interacting with throughout Pillars 2, watching the evolution (or devolution) of companions’ relationships with the player and each other on the reputation screen. Some will build to break points, and those confrontations can be both good and bad for the party. You can read more about all of that in our Pillars of Eternity 2 companion guide.

Of course, players still have the ability to forego scripted chums and build out their own party from scratch, should they fancy some peace and quiet.

On the combat front, Pillars 2 won’t make use of the party combos that featured so heavily in Tyranny combat. There’s a reason for that: while Tyranny introduced a small number of companions who interlocked in very specific ways, Pillars will instead encourage players to experiment with its 11-class spread of abilities.

Pillars of Eternity 2 gameplay



Remember the promises of Oblivion’s Radiant AI? We’re getting flashbacks. Obsidian say the people of Deadfire will have their own lives to live, jobs to carry out and appointments to keep - whether you’re there to precipitate events or not. Most


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intriguingly, they suggest that some quests will play out differently, depending on when and where their principal characters are approached.

Combat-wise, Pillars II is set to offer a little more tactical challenge than its predecessor - which was, frankly, more than tough enough for anyone without a solid grounding in the Infinity Engine games of old. Newcomers need not fear, though, since Obsidian plan to do a better job of communicating and tutorialising combat mechanics.

“With tabletop-style rule systems like this, there are so many layers of mechanics going on that are not visible by looking at the screen,” Sawyer explains. “It can be very hard for players to understand what is going on.

“We're trying to make it easier to understand: clearer, better language. We're just focusing on making sure that if you're not familiar with this type of game, we'll introduce concepts that are easy to absorb.”

In fact, those who really can’t stomach the battles can always retreat to the gentler Story Time mode, which makes a return for the sequel. That said, the team have no intention of reducing the statistical complexity that experienced Icewind Dale tacticians so love to sink their teeth into.

One shift that will be immediately noticeable to everyone is the pace of combat. Pillars 1 included an option to slow down time to fight through some of the more intricate scenarios - and Obsidian have now made that the default speed, deeming it “more natural”. Players will, however, be able to toggle faster speeds for any battles they deem to be foregone conclusions.

Pillars of Eternity 2 classes


Pillars of Eternity II: Deadfire - Backer Update 7 - Multi-Classing
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Pillars of Eternity embraced a maximalist vision of role-playing, stuffing 11 classes into its combat system. That system is set to be complicated further by the delicious possibilities of subclassing and multiclassing.

If you've played any Baldur's Gate 2, you'll be familiar with how subclasses work - you can pick just one, optionally, and it makes you even further specialised. In each case, there's a benefit and a trade-off.

The Ghost Heart Lodge ranger, for instance, has a deceased animal companion who shows up as a spirit during combat. The furry spook is immune to druid spells, but susceptible to banishment by paladins. Monks of the Nalpazca, meanwhile, are drug-addled philosophers who benefit more from the effects of stimulants, but suffer increased wound thresholds while high.

Multiclassing also functions in a manner not too far removed from Baldur's Gate-era D&D - allowing you to select an additional class from second level onwards, gaining a new title in the process. A fighter who takes a couple of levels in wizardry, for example, becomes a battlemage. From there you can alternate between classes whenever you level.

"We want to keep the relative power of the multiclass character at about 75%-85% what a single class character would have at any given level," says Sawyer. "In our experience, that's the sweet spot where multiclass characters feel powerful and effective, but don't clearly outshine the single class characters."

Finally, it's worth noting that every companion can now be one of two base classes.

"That way you don't have redundancies where you want to play a fighter, and right away you get a fighter [companion]," furthers Sawyer. "You can say, 'No, I want you to be a rogue. Complement me, don't replicate me.'"

Pillars of Eternity 2 stronghold





A stretch goal for the Project Eternity Kickstarter promised a stronghold that players could take control of as a part-time baron. And while that did appear in Pillars, the team felt frustrated they didn't have more resources to dedicate to that corner of the game.

Obsidian have chosen to blow up that stronghold in the prelude to Pillars of Eternity II: Deadfire, and come up with a mysterious new equivalent instead.

"We do have something to replace the Stronghold that I think people are going to enjoy," says Sawyer. "It has a lot more customisation and it's very fitting for the setting of the game. It's going to be really nice."

Although the details remain secret, the studio say we'll travel around the islands "by land and sea". Could we be getting our very own pirate ship?

Pillars of Eternity graphics



Pillars of Eternity found the Black Isle veterans at Obsidian relearning the art of 2D backgrounds - much like Disney, digging out the mothballed tools of traditional animation for The Princess and the Frog. Now, though, they've hit their stride

1, which I still think looks nice, but looking at Pillars II and the technological jumps that we've done is pretty incredible. We're just doing stuff that no one else is doing."


Pillars of Eternity II: Deadfire - Backer Update 11 - Graphics

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Obsidian artists have put together a new dynamic weather system, parallax backgrounds, antialiasing and "various fancy shaders" - meaning better-looking water, ice, and crystalline adra. Character lighting and reflection is far more advanced, too, which will pay off in those dense jungles.

It's all folded into the game in sensible and subtle fashion.

"VFX in PoE1 often dominated the screen and made it difficult to assess the battlefield," admits lead artist Kaz Aruga. "For Deadfire we are being mindful of this fact and developing our spell effects in a way that minimizes this issue."

Pillars of Eternity 2 level cap





Pillars of Eternity 1, with its White March expansions, topped off at level 16. Deadfire will raise that to 20, which is high enough to grant extra levels of abilities for all classes.

Although it's worth importing your saves to see the knock-on effects of the choices you made in the Dyrwood, none of your levelling will come with you. In Deadfire, the player character begins again at level 1.

"Eothas is very hungry and your soul is delicious," explains Sawyer.

No grumbling, now - it means you get to experiment from scratch with the subclass and multiclass systems new to the sequel.

Intriguingly, Obsidian are implementing a New Game+ feature called 'Berath's Blessings', which gives players bonuses when they start a new playthrough, based on achievements in previous saves.

The Blessings take the form of points which can be spent on a variety of unlocks - better starting gear, higher attributes, more cash, that sort of thing. The unlocks also cover more specific options like beginning with a favourite companion, or bonus faction reputation - letting veterans skip past parts of the game they can't be bothered with a second time.

PILLARS OF ETERNITY 2: DEADFIRE | OBSIDIAN ENTERTAINMENT | EVERYTHING WE KNOW

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Obsidian announces Pillars of Eternity 2: Deadfire

By Andy Chalk January 26, 2017

A crowdfunding campaign is underway on Fig.


Pillars of Eternity II: Deadfire Campaign Launch Trailer
PILLARS OF ETERNITY II
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DEADFIRE

Obsidian Entertainment's recent bout of Twitter teasing has now been officially unveiled as Pillars of Eternity 2: Deadfire, the sequel to the studio's hit 2015 fantasy RPG. The studio also launched a new crowdfunding campaign today on Fig, with an overall goal of $1.1 million.

Pillars 2 begins with the return of Eothas, the god of light and rebirth, who's not quite as dead as everyone thought. After inhabiting the stone titan buried beneath the keep at Caed Nua, he breaks free, trashes the places, and leaves you for dead. Naturally, there's only one thing to do: "To save your soul, you must track down the wayward god and demand answers—answers which could throw mortals and the gods themselves into chaos."

"Our goal for Pillars of Eternity 2: Deadfire is to improve on what fans loved about the original while adding features our fans want to see," Obsidian CEO Feargus Urquhart said. "Truly living cities, more freedom to explore the open world, and pushing what we do best at Obsidian—letting players define and play the role they want to play."

Lead designer Josh Sawyer echoed that sentiment, saying that the focus of the new game will be on "refinement, pacing, and overall quality."

"We're still making a huge game, but it's more important for our content to be high quality than it is for us to have a gargantuan 200+ hour game," he said. "Many players criticized us for having too many mob/filler fights in Pillars. It's something we tried to address in patches, but it's a larger focus for the sequel. Not every fight is a setpiece encounter, but it's okay for us to have more areas that are simply for exploration, environmental storytelling, and down time."

Deadfire will feature familiar faces from the first game, plus new companions with their own unique stories that will change based on the choices you make throughout your journey. That's also true for quests, which may "present different opportunities depending on when and where characters and environments are approached."

Sawyer said that it's too early to commit to anything specific, but "broadly

environments are approached."

Sawyer said that it's too early to commit to anything specific, but "broadly speaking," Pillars of Eternity 2 will be comparable in size to the original. Players who come into Deadfire without prior Pillars experience will be given a recap of events, but "there's no substitute for playing through the first chapter," he added. And if you did, you'll have the option of carrying your progress over into the sequel.

"You will be able to import your endgame saves from Pillars of Eternity—at the very end of the game, Pillars creates a 'complete' savegame," Sawyer explained. "However, if you don't have a save to import or if you simply want to set your own start states, there will be a cool way for you to do so."

Obsidian's Pillars of Eternity 2: Deadfire crowdfunding campaign is live now and runs until February 24. Check out some screens below.















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Interviews: Pillars of Eternity II: Welcome to the Deadfire

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Josh Sawyer was is one of the many behind Pillars of Eternity, and now he is here to talk about the future of the franchise with the upcoming sequel for the game. **Pillars of Eternity II: Deadfire** takes place about three to five years after the first game. Josh explained that any player can jump right into Pillars II, if you played the original you will get a lot of the references, however, the game stands on its own. You begin as a Lord or Lady of the holdings from the first game, however it is now time for consequences of the first game's actions. Josh mentioned that choice and consequence are really important at Obsidian when designing RPGs and Pillars II will be flooded with them.

The game kicks off with your castle at Caed Nua under attack vaulting you into a new adventure. This time around the team wanted to introduce new companions for players as well as bring back some of the older ones from before. However, several of the older characters may show up as NPCs along the way. It is a mix, but more choice was what the team decided on, so the new characters will be more prevalent.



The RPG Files


THE
RPG
FILES

In this "whenever we feel like it" column, we'll be talking about, reviewing, and previewing all the best and brightest RPGs coming to the market, even if they're not "MMO" in nature.

More Articles:

Nier: Automata Review

Four Hours with Nier, the Strangest RPG of the Year

What CRPGs Still Do Better Than Modern RPGs

It's Time for the Souls Games to Take a Break

24 Tips to Help You Dominate in Nioh

Trending:

Elder Scrolls Online PAX East 2017 - Hands On with the Warden and Battlegrounds

One of the areas the team has been looking to improve based on player feedback is in Stronghold. Josh explained that people had a right to complain about the system and so they went back to the drawing board to make things better this time around. Feedback is something the team takes very seriously. He did not want to give too much away, but players will have a lot to look forward to in this aspect of the game. He did say that factions would have a much bigger focus in the sequel. Again, learning from the first game, they are looking at more options for the player's story. Factions are a great mechanic to move the needle in terms of lore and ideas.

As one of the first successful Kickstarted RPGs, we asked how the team is approaching the campaign with **Fig**. Josh said that they take nothing for granted. No assumptions are made about how the campaign will perform. The team respects their very smart gamer audience so they want to do the best for them. It really is work to find that successful campaign a second time. He's hoping the first game made enough fans to help them make the sequel a reality without needing to go find a partner publisher.



Hands On with the Warden and Battlegrounds

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PAX East 2017 - Rend Wants to Make Survival Suck Less

Revelation Online
The Best Reasons to Check Out Revelation Online

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PAX Prime 2017 - En Masse Talks TERA & Kritika

Mass Effect: Andromeda
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News:

Pillars of Eternity
Pillars of Eternity II: Deadfire Returning Companions & Continuing Saves

Pillars of Eternity
Pillars of Eternity II: Welcome to the Deadfire

Pillars of Eternity
Pillars of Eternity 2 In the Works

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Big Patch Packed with New Features & Class Balancing

Pillars of Eternity
The White March Part 2 Review

More News

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In terms of gameplay, the team has made some simple tweaks which will be much more visually easier on the player. Spacing of characters is a little more spread out. They also have enhanced visual effects on attacks and spells to make them more obvious. Combat has been slowed down only slightly to make it easier to follow. They have also simplified the stacking rules so it is easier for players to know the best combinations.

Obsidian is excited for Pillars II, as are all the fans of the original. Much of the feedback from the first game has made its way into the new sequel and fans will be excited with the end results. More interaction, stronger scripts, and a bit more fun with the world map elements have really pushed the team on design. It opens the doors for more freedom to do a sequel and add in elements you have always wanted from a CRPG. As huge fans of the genre we are very excited with what is about to happen in the Pillars universe. Stay tuned over the coming weeks as we reveal more information here at MMORPG.com. If you're keen on supporting Obsidian, head to **FIG** and do the whole backer thing.

Article By: Garrett Fuller
Created On: January 26, 2017

Return to Features

Announcing Pillars of Eternity II: Deadfire!

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Fig <help@fig.co> Thu, Jan 26, 2017 at 10:07 AM
Reply-To: Fig <help@fig.co>
To: khahil+test12@fig.co

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Announcing Pillars of Eternity II: Deadfire!


PILLARS OF ETERNITY II

Obsidian Entertainment is kicking off *Pillars of Eternity II: Deadfire* on Fig today – the sequel to the crowdfunded and critically-acclaimed role-playing game *Pillars of Eternity* (one of the highest-rated PC games of all time!)

Inspired by classic titles such as *Baldur's Gate 2: Shadows of Amn, Icewind Dale,* and *Planescape: Torment, Pillars of Eternity II: Deadfire* improves on the rich narrative, beautiful environments, and intricate, tactical combat that made the original a fan and critical sensation. With this game, Obsidian will take players on a second fantastic journey to the world of Eora, this time to the vast, uncharted,

Deadfire Archipelago, where they will fight for their souls as they hunt down a god

Learn more here.


-$5

Fig Subscriber Discount:

$5 Pillars of Eternity II Credit

We're sharing coupons with all our Fig users who have backed a previous campaign - Use the link above for to receive a $5 credit towards any *Pillars of Eternity II* bundle over $29! You can redeem this code for yourself or share it with a friend, but choose wisely - it's a one time code, so once claimed it's gone!

More games to check out on Fig!


solo



Developed by Madrid-based Team Gotham, *Solo* brings a colorful, illustrative style to a topic that very few games explore: Love!

Players guide a sailor through a vast archipelago, discovering the mysteries of each island. As one might expect with love, here's no single path to success, and players can devise a variety of ways to advance.

NEW: Check out this new video that showcases *Solo* gameplay, which just posted this morning!

Just over on week into the funding campaign, *Solo* is 51% towards its goal.

Sail over to the campaign page and contribute if you can.


Little bug



In the atmospheric *Little Bug*, a young lost girl Nyah learns to harness emerging telekinetic abilities to navigate through real, metaphysical and emotional challenges, working with her firefly companion. *Little Bug* won the Best Platformer award in Intel's 2016 LevelUp competition!

NEW: The *Little Bug* team has just posted an updated demo, which you can check out here.

With two weeks remaining in the campaign, Little Bug has progressed 80% towards its funding goal -- getting close, provided the team can get contributions towards the remaining $6,800.

View the campaign here!

Thank you for supporting games on Fig!

- The Fig Team

The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including

opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.

Our mailing address is:
Fig
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Suite 211
San Francisco, California 94107

Add us to your address book

Announcing Solstice Chronicles: MIA, Antegods Backstage Pass, and the Final Day of Pillars of Eternity 2!

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Fig <help@fig.co> Thu, Feb 23, 2017 at 10:40 AM
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Hello Fig friends!

We've started off the year three for three -- all the campaigns that launched this year have exceeded their goals, including new records smashed by Obsidian's *Pillars of Eternity II: Deadfire!*

We're continuing to ramp up, and here are some more highlights:

Announcing *Solstice Chronicles: MIA*!


SOLSTICE
CHRONICLES
M. I. A.



The year is 2280 AE. As a lone marine stranded in an infected Martian colony, the Corporation has designated you MIA. Left for dead with an insurgent drone as your

only ally, all that stands between you and freedom is a seemingly unstoppable army of mutants.

Coming to PC and PlayStation 4 later this year, *Solstice Chronicles: MIA* is a sci-fi, co-op, twin-stick shooter with a tactical edge, and follows from Ironward's prior game *Red Solstice*. In addition to customizable skill-trees and upgradeable weaponry, players must use the drone's abilities wisely, making fight-or-flight decisions to manipulate threat levels and balance risk versus reward.

Will your choices lead you to freedom... or your doom?

Learn more here




EQUIPMENT
SKILLS
General
Class
Drone
Each point increases HP by 5%

Currently in Backstage Pass: *Antegods*


ANTEGODS

“Greetings Earthling! Welcome to the greatest competition of the universe: the Intergalactic Antegods Tournament! Where pilots from around the galaxy battle in their giant Stonepunk mechs to prove who's the sharpest and smartest!"

The campaign for this new game from Codeglue, the creators of *Rocket Riot*, is scheduled to begin on March 7 and is now open in Backstage Pass for Fig investors!

Get a behind the scenes look at the campaign and view our investment offering [here](#).

Your Backstage Pass is an invitation that grants you access to a private offering only available to certain qualified investors registered with Fig. It’s a confidential preview of the upcoming crowdfunding campaign, and gives you the opportunity to invest prior to the campaign going live.


-$5

Fig Subscriber Discount:

$5 *Solstice Chronicles: MIA* Rewards Discount

We're sharing coupons with all our Fig newsletter users who have backed a previous campaign - Use the link above for to receive a $5 credit towards any *Solstice*

Chronicles: MIA bundle over $15! You can redeem this code for yourself or share it with a friend, but choose wisely - it's a one time code, so once claimed it's gone!

Fig Finishing Fund Announced

ICYMI - last week we announced our new Fig Finishing Fund efforts to help small indie developers find the cash they need to help bring their creations to market!

Here's how the Fig Finishing Fund works: for each developer who attracts 1,000 or more backers for a campaign that succeeds on Fig, we will guarantee at least $20,000 of Fig Funds from the investment side of the campaign.

You can read more about it here.

Ending soon: *Pillars of Eternity II*


PILLARS OF ETERNITY II
DEADFIRE

Tomorrow is the *Pillars of Eternity II: Deadfire* Fig campaign's final day -- the sequel to the crowdfunded and critically-acclaimed role-playing game *Pillars of Eternity* (one of the highest-rated PC games of all time!)

With *Pillars of Eternity II*, Obsidian will take players on a second fantastic journey to the world of Eora, this time to the vast, uncharted, Deadfire Archipelago, where they will fight for their souls as they hunt down a god.

With more than 28,800 contributors, *Pillars of Eternity II* is already Fig's most backed game to date and has reached over $3.6 million!

Ending soon: *Solo*


100% FUNDED
solo
A MILLION THANKS

Want to know what indie devs think of Love? You're in luck! Team Gotham invited their developer friends over to talk on video about what Love means to them.

In the final hours before the campaign for *Solo* concludes, you can help the team get to its next stretch goal, to add to the wildlife in the game's environment.

<3

Stay Connected with Fig

Follow Fig on Twitter and Facebook and subscribe to our YouTube channel, so you can be sure to catch all the freshest most interesting updates and content as they roll out!

- Fig

The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or

other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.

Our mailing address is:
Fig
599 3rd Street
Suite 211
San Francisco, CA 94107

fig

Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #1: We're Funded!

1 message

Obsidian Entertainment <help@fig.co> Fri, Jan 27, 2017 at 1:50 PM
To: khahil@fig.co

Trouble viewing this update? View web-based version on fig.co.

We're Funded!

fig

We. Are. Funded! Thanks to the support of all of our backers, investors, and our wonderful community, *Pillars of Eternity II: Deadfire* has achieved and then exceeded its funding goal in less than 24 hours, exceeding all of our expectations. Our fans are the best in the world, and it's thanks to you that we're able to make games we love. Thank you so much, sincerely. In this update, we're going to answer some of your most asked questions, give you some key details about the game, and share our progress so far.

First, here's a personal video message from *Pillars II* Design Director Josh Sawyer, thanking you on behalf of all of us here:


PILLARS OF ETERNITY II
DEADFIRE

https://www.youtube.com/watch?v=GG5JmqIVGHU

But we're not done yet! Since we funded so quickly, there's still a long way to go,and we've got some awesome stretch goals available to help make *Pillars II* even better. First among these is sub-classes, which we'll reach at $1.4 M in funding.


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
NEXT STRETCH GOAL
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class

We asked Josh to give us some more details on the upcoming subclass stretch goal (and some other exciting stuff):

Hail and well met, elves. It's your buddy, Josh, with some info on subclasses and importing your character from PoE1.

Subclasses are similar to kits in 2nd Edition AD&D (featured in Baldur's Gate 2). Our focus has been to give a different flavor to a class through specialization. We want each subclass to do something cool and distinctive that also has a built-in trade-off compared to the base class and other subclasses. For example, if you remember Zahua from The White March, you may recall that he was a drug-addled/enlightened monk of the Nalpazca. If subclasses are funded,you may select the Nalpazca as one of two Philosophies (monk subclasses). The Nalpazca gain greater benefits from using drugs, but their Wound threshold is increased while under the influence.

One of the most popular ranger subclasses on the team is the Ghost Heart Lodge. All Ghost Hearts travel the wilds of Eora alone, their animal companions having died at some time in the past. However, the bond between the ranger and their companion is so strong that the soul of the animal remains tethered to the ranger through the Between. While a Ghost Heart does not have their companion available at all times, they may be summoned as a ghostly Spirit during combat for a short duration. This companion is not considered a Beast, so spells like a druid's Charm Beasts and Hold Beasts will have no effect on it, but a paladin's Abjuration can badly damage or even banish it immediately.

Now, on to importing your PoE1 character! At the start of Deadfire, you will have the option to import a special end of game save from Pillars of Eternity. This will import your Watcher and the choices that you made in the Dyrwood, including quest states, conversation choices, and how you personally dealt with your companions, friends, foes, and orlan babies. The save game is cross platform compatible, so you will be able to import from Mac to Linux, Gog to Steam, etc. This is the first time that the Obsidian team has the freedom to explore this type of

cross game reactivity and progression, and we are very excited to add long term choice and consequence to Deadfire.

To address three common questions:

1. *What if my dear friend Aloth "fell" into a Skaenite blood pool?*

If you directly or indirectly got a companion killed or never recruited them in your save game, they will not be present in the Deadfire. However...

1. *What if I never played Pillars of Eternity or I want to start a new game with different story states?*

During the introduction to the Deadfire, you will be able to establish choices from Pillars of Eternity as though you had played through the game. Importing the save directly is not a requirement for establishing story states.

1. *Am I still 11th/14th/16th level?*

As you saw in our intro video, Eothas is very hungry and your soul is delicious. Your Watcher begins again as a level 1character.

--

Thanks Josh!

Now, sub-classes aren't the only thing we've got coming. More gameplay depth, world-building detail, and customization for players all over the world lies ahead in *Pillars II*'s stretch goals, waiting to be revealed...

Of course, for those who've been unable to keep up with the press flurry (and who can blame you?) the campaign been featured in a whole bunch of publications:

- PCGamesN
- MMORPG

- PCGamer

And now, some FAQ's. You've had some questions for us, we want to provide you with answers. We've collected the most common questions from our forums, Fig's comments, and other communities, and summarized some answers for you here.

FAQ

Q: When we will have access to PayPal?

A: *We are currently looking into how we can offer PayPal to our Backers and will have more information on that at a later time.*

Q: Any chance we can get the first *Pillars of Eternity Collector's Edition* through this campaign?

A: Unfortunately, no. However, you can purchase the entire Pillars of Eternity collection for $79, which gives you a digital copy of Pillars I, both White March DLCs, and a digital copy of Pillars II.

Q: Will there be multiplayer?

A: *At this time, we have no plans for multiplayer*.

Q: Will the Guidebook Volume II go up as an add-on or on Amazon like the first one?

A: *We are currently looking into how best to service fan demand for the Guidebook Volume II. We know you want it, so we're going to find a way to give it to you.*

Q: I want the boxed edition, but have no intention of touching the disc inside it (nor do I own a device that can read a disc of any type). How can I play the game if I purchase the physical box?

A: *Purchasers of the box copy will receive their digital code both in the box and via email on release day (same code, you won't get two different codes). You will not have to open the box at all, if you don't want to.*


Thank You!

View this update on the web

fig

Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #2: Stretch Goal 1 Reached

1 message

Obsidian Entertainment <help@fig.co> Sat, Jan 28, 2017 at 10:16 AM
To: khahil@fig.co

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Stretch Goal 1 Reached

fig

First stretch goal hit -- on to the next one!

Thanks to all of our fans, backers, and investors, for continuing to support *Pillars of Eternity II: Deadfire*! We just reached our first stretch goal of $1.4 million,meaning sub-classes are now official in *Pillars of Eternity II*. Sweet!

Now, we're announcing two more stretch goals -- and, since you asked us, we'll be announcing them two at a time from now on.


Stretch Goals
$1.1m - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
$1.4m - Sub Classes!
You can select from 2 sub-classes per class
Next Stretch Goal
$1.6m - Level Cap Increase
From Lvl16 -18, plus Russian Localization
$1.8m - Seventh Companion
Xoti the priest/monk can join you, and Polish

First of these will trigger at $1.6 million, and features an increased level cap, along with localization for the game into the Russian language. Прикольно! *Pillars II* Design Director Josh Sawyer explains below:

Greetings. I wanted to write up a brief summary of what an increased level cap will do for Deadfire. I also wanted to explain how companion classes work, especially with regard to multiclassing.

The default level cap in Deadfire is 16, which is where Pillars of Eternity wound up after The White March was released. Raising the level cap to 18 will grant access to an entirely new level of abilities for all classes, from barbarian to wizard.

In our companion write-ups, you will see some characters described as class a/class b. This does not mean that they are forced to be

multiclassed, but that the character's 1st level must be from one of those classes. For example, Edér's class is fighter/rogue. From level 2 on, you may advance Edér as you see fit, but his first class must be either fighter or rogue. This gives you the ability to customize your party companions while not fundamentally deviating heavily from their core character concept. Note that some other characters, like Aloth, must always start from a single class because it is more central to their concept. You may multiclass Aloth as a wizard/fighter, a wizard/barbarian, or a wizard/cipher, but his first class will always be wizard.

--

The second stretch goal will be at $1.8 million, and will include the extremely excellent Xoti, an all-new companion for the player's party, along with Polish localization.



Xoti, a meadow folk/savannah folk priest/monk, is our seventh Deadfire companion. As a follower of Gaun, the aspect of Eothas associated with harvests, she wields a sickle and a lantern. When she was a young girl, she was one of thousands of Readcerans who came to Deadfire fleeing the devastation that followed the vorlas blight and the Saint's War. Her family, like many others, established themselves as farmers, and she fell in love with the lush jungles and bright beaches of her adopted homeland. She is intrigued by the rumors of Eothas' manifestation, but she fears what that will mean for her fellow expatriates, many of whom followed his previous incarnation into war and defeat.

The team is incredibly excited to keep bringing you fantastic content and expanding the game more and more. Again, thank you. We couldn't have gotten where we are without our awesome fans, and we'll need you with us to make *Pillars II* the greatest cRPG of all time.

View this update on the web

fig

Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #3: Update 3: Level Up!
1 message

Obsidian Entertainment <help@fig.co> Sun, Jan 29, 2017 at 5:50 PM
To: khahil@fig.co

Trouble viewing this update? View web-based version on fig.co.

Update 3: Level Up!

fig

The Fig campaign for *Pillars of Eternity II*: *Deadfire* continues to steam ahead thanks to our awesome fans and backers. We've just unlocked a level cap raise from 16 to 18, meaning a whole slew of new character abilities. Craving even more news about *Deadfire's* design? We're prepping a big update for you, courtesy of Game Director Josh Sawyer, which will drop in the next few days. We've also got an update from Narrative Designer Carrie Patel coming on Tuesday, January 31st.

Polish localization is next, along with Xoti, the awesome priest/monk character who can join your party -- both of which will be unlocked at $1.8 million. We gave you plenty of info on Xoti in our previous update, so we wanted to focus this update on the $2 million stretch goal: player AI scripting for companions and Spanish language localization!


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class
$1.6M - LEVEL CAP INCREASE
From Lvl16 -18, plus Russian Localization
NEXT STRETCH GOAL
$1.8M - SEVENTH COMPANION
Xoti the priest/monk can join you, and Polish
$2.0M - AI CUSTOMIZATION
Player AI scripting for companions, and Spanish

With the *Pillars of Eternity: The White March, Part I*, we introduced Player and Companion AI with a limited number of AI packages and settings that could be picked from. We got great feedback from the community and can expand on this feature in *Pillars II*. With this addition, you can customize AI behaviors with a visual UI allowing for the fine tuning spell-casting and ability use. For example, the order that an AI casts spells in can be defined and conditional logic can be set for each spell. This gives you the power to preset combat AI for Wizards, Priests, and Ciphers based on a variety of gameplay conditions. We plan on having this feature work for multi-classed characters as well, and we will have more details about the look of the UI very soon.

We know you all want to play *Pillars II* in your native languages, and that's why we will be including a new language in each stretch goal from now on until we run out of languages we're able to localize. We've got French, German, and Russian so far, with Polish and Spanish

announced, plus many more languages coming in future stretch goals. Help us keep up the momentum!

Stay tuned for updates early this week from Design Director Josh Sawyer, and Narrative Designer Carrie Patel this Tuesday.

Thank you again for all your support!

The Pillars II Team

Follow Us:



View this update on the web

fig

Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #4: Update 4: Xoti Joins the Party!

1 message

Obsidian Entertainment <help@fig.co> Tue, Jan 31, 2017 at 7:26 AM

To: khahil@fig.co

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Update 4: Xoti Joins the Party!

fig

Pillars of Eternity II: Deadfire just hit $1.8M and got its coolest update yet, with Xoti, the priest/monk joining the adventure, and we can't wait for everyone to get to know her in their playthroughs. Thank you so much to our fans and backers for helping us bring Xoti into the game. We're far from done though! We have plenty more to talk about in our newly revealed stretch goal at $2.2 million, which includes three separate additions to *Pillars II*: watercolor NPC portraits, UI customization, and Italian language localization. Plus, there is an update from Carrie Patel coming today (Jan 31) about our returning companions, and a design update coming from Josh Sawyer on Thursday.


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class
$1.6M - LEVEL CAP INCREASE
From Lvl16 -18, plus Russian Localization
$1.8M - SEVENTH COMPANION
Xoti the priest/monk can join you, and Polish
NEXT STRETCH GOAL
$2.0M - AI CUSTOMIZATION
Player AI scripting for companions, & Spanish
$2.2M - NPC PORTRAITS
UI Customization, & Italian

Before we get to the next stretch goal, however, we wanted to give you a bit more detail on our backer add-ons, available when you pledge to any of our tiers.

- Audio CD Soundtrack: This is a physical disc copy of the soundtrack to *Pillars of Eternity II: Deadfire*. If you want to add the OST to your bookshelf or CD rack, this is the only way to get it. **(COST: $20 + Shipping)**

- Extra Beta Access: If you want a second beta key to add to your purchase, this is the place to get that. So, for example, if you've purchased a tier that doesn't allow for beta access, but you want to get that, or if you want to purchase early access to *Pillars II* for a friend, you want this add-on. **(COST: $20)**

- Obsidian T-Shirt: A black t-shirt with the Obsidian Entertainment logo on it. Don't forget to choose your size. (**COST: $25 + Shipping)**

- *Pillars II* Backer T-Shirt: A t-shirt featuring the official logo of *Pillars of Eternity II: Deadfire*. This is the only place on earth to get this shirt, unless you break into our offices and steal one. But don't do that. (**COST: $25 + Shipping)**

- T-Shirt Pack: Both of the above two t-shirts (1 Obsidian shirt, and 1 *Pillars II* shirt) in a single package at a discounted price. (**COST: $40 + Shipping)**

- Returning Companion Miniatures (Unpainted): A set of three, 28mm-high, pewter miniature figurines representing Eder, Aloth, and Pallegina, the three returning companions from *Pillars I*. These come unpainted. (**COST: $25 + Shipping)**

- Returning Companion Miniatures (Painted): The same set of three, 28mm-high, pewter miniature figurines of Eder, Aloth, and Pallegina, but beautifully painted in full color. (**COST: $40 + Shipping)**

- Extra Digital Copy of *Pillars II*: An additional digital download key for *Pillars of Eternity II: Deadfire*, available on your platform of choice. (**Cost: $29)**

- Extra Digital Copy Bundle: Three digital download keys of *Pillars of Eternity II: Deadfire* provided at a bulk rate discount. (**Cost: $80**)

- Obsidian Entertainment Hoodie: A black hoodie with the Obsidian Entertainment logo emblazoned on the front. Don't forget to choose your size. (**Cost: $60 + Shipping)**

- Limited Signed Print: An exclusive, limited-edition art print from *Pillars of Eternity II: Deadfire*, signed by members of the team. (**Cost: $100 + Shipping)**

Now, it wouldn't be a proper update if we didn't give you info about our newest stretch goal. In addition to Italian language localization, this one has two features. First, we would like to create unique portraits for every quest-giving NPC across the entire game. Portraits are a wordless way to tell a story about a character and this is something we wished we could have done more with in the first game. Our talented 2D artist, Matt Hansen, has developed a watercolor-style portrait for conversations that could allow us to add many, many more portraits to the game.



Second, we would like to add a highly requested feature, UI Customization. Inspired by the mod community from Pillars of Eternity, we would like to add in the option to customize the position of UI

elements, toggle pieces of the UI on and off, adjust HUD transparency, and much more.

With the help of our backers, we've already added so much to *Pillars II*, now we can add in two more really cool features that we know our fans and players will love. As always, we want to thank you so much for your support!

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #5: Update 5: A Few Words on Returning Companions
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Obsidian Entertainment <help@fig.co> Tue, Jan 31, 2017 at 5:10 PM
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Update 5: A Few Words on Returning Companions

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As one of the writers on the original *Pillars of Eternity* and the *White March* expansions, I'm delighted to return to the world of Eora and bring along a few old friends. Aloth, Pallegina, and Edér will join you, the Watcher, in *Deadfire*, provided they survived their adventures in the Dyrwood. You'll find, however, that they've changed in the intervening years, and the people they've become depends in large part on how you left them at the end of *Pillars of Eternity*.



After the first game concludes, Aloth either becomes the new grandmaster of the Leaden Key or sets out to dismantle it. Both

outcomes leave him chasing the mysteries of the gods, so it's no surprise that he comes to the Deadfire following many of the same leads as the Watcher. In either case, he's not the meek, deferential elf he used to be. Especially if the Watcher kept Iselmyr with him.

When the Watcher meets Pallegina in Defiance Bay, she's a paladin torn between conscience and duty. Depending on whether she obeys or defies her ducs' orders, she may end up honored or banished by the Brotherhood of the Five Suns. Regardless, Vailian interests pull her into the archipelago, whether as an elite champion, a disgraced soldier, or a humble Kind Wayfarer.

As an Eothasian and a Dyrwoodan, Edér struggled between faith in his god and loyalty to his country. When he learned the gods were not what he'd always believed, he found either comfort or freedom in that notion. He then went on to lead an underground Eothasian organization or revive the town of Dyrford accordingly. Yet whichever path he took, Edér accompanies the Watcher to Deadfire, hoping to help his old friend and learn what's become of his god.

Of course, if you sacrificed Aloth to the blood pool or lost Pallegina and Edér fighting the alpine dragon, you can replace them with custom adventurers knowing your choices (really) mattered...

Companions are set to be more tightly integrated with the narrative of *Deadfire*, so we wanted to bring back those whose personal stories will best tie in with the Watcher's and with the conflict unfolding in the archipelago. And wherever their new journey takes them, it's sure to test, challenge, and change them - and the Watcher - together.

-- Carrie Patel, Narrative Designer

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #6: Update 6: Custom AI Scripting is in the Game!

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Obsidian Entertainment <help@fig.co> Thu, Feb 2, 2017 at 11:59 AM
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Update 6: Custom AI Scripting is in the Game!

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Once again, we're blown away by the support and backing we're receiving from fans of *Pillars of Eternity II: Deadfire*. It's a thrill for our entire development team to be able to continue to improve and add to the game as we continue to reach our crowdfunding stretch goals.

In addition to localizing *Pillars II* into Korean, our stretch goal announcement for $2.4 million is to place additional voice-over audio into *Pillars II* for a variety of characters, both adding voices to some previously unvoiced characters, and expanding voice sets for characters with already limited voices. While this won't mean every line of dialogue or text is voiced, it will significantly expand the amount of spoken-word dialogue in the *Pillars II* experience.


STRETCH GOALS
$1.1M - FULLY FUNDED!
WE ARE FULLY FUNDED! THANK YOU!
Multi-classing and English, French, & German
$1.4M - SUB CLASSES!
You can select from 2 sub-classes per class
$1.6M - LEVEL CAP INCREASE
From Lvl16 -18, plus Russian localization
$1.8M - SEVENTH COMPANION
Xoti the priest/monk can join you, and Polish
$2.0M - AI CUSTOMIZATION
Player AI scripting for companions, & Spanish
NEXT STRETCH GOAL
$2.2M - NPC PORTRAITS
UI Customization, & Italian
$2.4M - DOUBLE THE V.O.!
Twice as much voice over & Korean

In developing *Pillars II,* our aim has always been to include as much voice acting as we can. Voice acting brings new depth to characters, enriching the player experience and drawing people further into the game world. With this new stretch goal, our aim is to deliver more consistent voice acting in conversations throughout your journey in the Deadfire Archipelago. Hitting this stretch goal will allow us to fully voice

more conversations, more characters, and offer more player-character voice sets to choose from.

As an added bonus, we wanted to announce a new add-on for all of our campaign backers: the *Pillars of Eternity* hardcover guidebook, Volume II. Below is an image of the guidebook from the *Pillars I* campaign -- we hope our fans and backers will get as much enjoyment and knowledge from the new edition as they did from the first!


PILLARS
ETERNITY
GUIDEBOOK

Finally, please stay tuned to the backer channel today, as we will shortly be bringing you a video from Design Director, Josh Sawyer all about multiclassing and some other nifty improvements to the core design in *Pillars II*!

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #7: Update #7: Multiclassing Details with Josh Sawyer!

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Obsidian Entertainment <help@fig.co> Thu, Feb 2, 2017 at 5:13 PM
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Update #7: Multiclassing Details with Josh Sawyer!


PILLARS OF ETERNITY II
DEADFIRE
Backer Update #7: Multiclassing

https://www.youtube.com/watch?v=SpKyazh8mUI

Salve, amici. I'm here to rap at you about a very cool topic: multiclassing. In Pillars of Eternity, it took a huge amount of work to get in our 11 classes. During the early phases of Deadfire, a demon whispered in my ear, "What about multiclassing?" and here we are today.

Before I begin explaining how our multiclassing works, I'd like to explain our goals for multiclassing, because I think that can help put the system's mechanics into perspective. We want multiclassing to allow players to realize character concepts that aren't possible with the single class options. We want to keep the relative power of the multiclass character at about 75%-85% what a single class character would have at any given level. In our experience, that's the sweet spot where multiclass characters feel powerful and effective, but don't clearly outshine the single class characters. We want the multiclassing system to keep characters viable no matter when the player chooses to multiclass. We want to limit the number of permutations to something manageable. Finally, we want to give multiclass characters a unique title for their class combo.

With that in mind, we came up with our current system. At any time from 2nd level on, players have the ability to select an additional class to advance. Both classes may have subclasses, though certain paladin orders or priest deities (both of which are required subclasses) may lightly restrict multiclass options. When they make that choice, they gain a multiclass title, like "battlemage" for a fighter/wizard. After a second class is chosen and advanced, the player may alternate between classes as they see fit. In this system, companions may also multiclass, though their 1st class must always be one of their base classes (e.g. fighter or rogue for Edér, wizard for Aloth).

We try to keep the relative power band at the ideal spot through the use of associated Power Sources. Every class has a Power Source, from Rage for barbarians to Arcane for wizards. The level of a Power Source determines what level abilities can be chosen from that class, the available resources (casts/uses) for related abilities, and the strength (damage, number of projectiles, etc.) of those abilities. The level of a Power Source increases as the character advances and gains points (like experience points) in that source. A character always gains +3 points in the Power Source of the class they advance and +1 point in every other Power Source. However, those secondary points are "virtual" unless the player multiclasses into the class that uses it.

I'll go into examples, but here's the scale for how Power Source advances:

Points	Power Level
0-2	0
3	1
8	2
14	3
20	4
26	5
32	6

For example, a single class fighter would advance their Discipline from 1st to 10th level like this:

Level	Disc. Points	Disc. Level
1	3	1
2	6	1
3	9	2
4	12	2
5	15	3
6	18	3
7	21	4
8	24	4
9	27	5
10	30	5

If that progression looks familiar, it's because we're trying to follow the general pattern of Pillars of Eternity and A/D&D, where new levels of abilities become available every odd level. For comparison, here's how a 50/50 split battlemage (fighter/wizard) would advance their Discipline and Arcane:

Level	Fig. Level	Wiz. Level	Disc. Points	Disc. Level	Arc. Points	Arc. Level
1	1	--	3	1	"1"	--
2	--	1	4	1	4	1
3	2	--	7	1	5	1
4	--	2	8	2	8	2
5	3	--	11	2	9	2
6	--	3	12	2	12	2
7	4	--	15	3	13	2
8	--	4	16	3	16	3
9	5	--	19	3	17	3
10	--	5	20	4	20	4

In this example, Power Sources advance a few levels later than they would in a single class character. The lag is not enormous, but it's enough that the single class character is typically getting access to the highest level abilities earlier than the multiclass character. In the video, I also give another battlemage example where the levels are chosen more erratically.

I should note that although the system designers and I believe this system gives the 3E D&D-style flexibility while solving some of that system's pitfalls, the cost is clarity. Using Power Sources as an intermediate resource to keep relative advancement stable makes things less clear to players. It also allows for a margin between optimal and viable progressions; some advancement schemes will grant access to power levels unevenly. An AD&D-style multiclassing system (where the combination is chosen at character creation) would make advancement clearer for players (and easier for us to balance) at the cost of player flexibility.

As always, your feedback and support are appreciated. Thanks for reading.

-- Josh Sawyer, Design Director

Stay tuned for our next update on Tuesday that focuses on Deadfire Lore!

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #9: Update #9 - Fulvano's Voyage, Deadfire Lore, and Berath's Blessings!

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Obsidian Entertainment <help@fig.co> Tue, Feb 7, 2017 at 10:04 AM
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Update #9 - Fulvano's Voyage, Deadfire Lore, and Berath's Blessings!

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Lots of new, exciting reveals in today's update: a new stretch goal, and an in-depth look at the Deadfire from our wonderful narrative designer, Paul Kirsch, and we're especially excited to tell you about our unlockable Island Chain, powered by backers.

Thanks to your help, we've blown by the $2.2 million stretch goal and we're now working towards the $2.4 million stretch goal that doubles the amount of voice over in the game, and adds Korean localization. Later this week, our next update will feature new art and graphics technology created for Deadfire, so stay tuned to the Fig page for that!

As with all of our updates, feature releases, and game systems - always feel free to send us comments and suggestions here on Fig, or on our forums. The development team is reading and very excited for everyone to finally get to participate in the discussion. Now for the good stuff!

Fulvano's Voyage Starts at Balefire Beacon

Explore the sights, sounds, and smells of the Deadfire with Fulvano's guide to the archipelago. Fulvano's Voyage is our new, backer-

unlockable Island Chain that players can visit and explore, and which grows along with the number of backers we get! For every 1,500 additional backers from today, we are adding or expanding another stage in Fulvano's voyage. Spread the word about Pillars of Eternity II and let's see how many islands we can add!

Centuries ago, a band of renegade dwarves fleeing the law erected the lighthouse fortress nicknamed Balefire Beacon. The torches burned with a fierce, blue light - a rallying point for their like-minded countrymen comrades. What became of the dwarves is anyone's guess, but the lighthouse is now the keep of Captain Furrante, the calculating leader of the Príncipi sen Patrena and his crew of misfit pirates.


Balefire
Beacon
There she stood in defiance
of time – an island capped with
a stone tower, brooding and burning.
-F.

Next Stretch Goal -Berath's Blessings


ANNOUNCING!
$2.6M - BERATH'S BLESSING
Begin a new game with gifted bonuses.

Berath's Blessings is a new feature for Deadfire that gives players special bonuses when they start a new game, based on achievements that have been completed in previous gameplay. Berath plays a large role in the story of Pillars of Eternity II: Deadfire that we don't want to reveal quite yet, but she will aid you at the start of your adventure with her blessings. These can be used as a helping hand to defeat that next difficulty level, to provide additional challenges, and to increase the reward for chasing down and completing achievements. Each completed achievement gives the player points to spend on blessings when they start up a new game.

Players will be able to spend these points on a wide variety of unlocks. Some players may simply want a more powerful starting character - better starting gear or more attribute points. Other players may choose to more quickly advance through a part of the game that they don't really want to repeat - bonus faction reputation, or starting the game with extra copper coins. Players will even have the option to start the game with some of their favorite things acquired during a previous journey – starting with a favorite companion or Soulbound weapon from an earlier playthrough. There will even be unlocks that make the game harder, boosting the challenge of the next campaign.

Lore of the Deadfire

Greetings, backers!

My name is Paul Kirsch, and I'm one of the Narrative Designers on Pillars of Eternity II: Deadfire. You may have come across the work I've done for Obsidian in the past - initially with the Pillars of Eternity Guidebook Vol. One, and later on the narrative team for Tyranny.

Allow me to first offer my sincerest gratitude for the part that each of you played in the success of this campaign. Your confidence in our ability to make an enjoyable game is one thing, but the passion and enthusiasm I've seen in this campaign's reception are heartening to everyone on the team. Thank you.

We're so excited to bring the Deadfire setting to our fans, is comprised and it's my pleasure to offer some details to whet your appetite for lore.

The Deadfire Archipelago spans thousands of islands comprised of hundreds of islands, which means there is plenty of territory to cover - land and sea. There will be numerous opportunities to explore undiscovered islands, ancient ruins, shipwrecks, treacherous storms, and more still to come.

The local kith (humanoid-types) are the Huana, a culture of semi-nomadic tribal aumaua who spread themselves thin across the islands. The tribes are distinct from one another, but they cleave to a shared sense of identity and tradition. Each Huana is part of a caste system that defines their role within the tribe. The warrior and priest class are at the front, with skilled artisans following close behind, and at last the modest laborers bringing up the rear. Equal treatment is not one of their core values, but those born in the disadvantaged underclass content themselves with knowing they'll earn a better place in society in their next life.


Naga
VENTRAL
DORSAL
NAGA
AUMAUA

The Huana have populated Deadfire for as long as they can recall, but their mutable lifestyle has led to few permanent settlements and no

shortage of history lost along the way. The very presence of tumbledown, monster-infested ruins suggests that local history goes deeper than legends can recall, but it would take a Watcher to know for sure.

The treasure of Deadfire is luminous adra - a more vibrant and powerful expression of the soul-channeling rock that was found in the Dyrwood. Luminous adra is a rarity that exists nowhere else in Eora, and its nature and properties remain a mystery even to those who seek it out. Vailian animancers are baffled by the volume of soul energy that luminous adra can hold - several times more than the normal variety. Subjecting the adra to processing and refinement yielded an unexpected result - draughts that restore vitality and vigor. What started as a curiosity is now a coveted resource.

With this discovery, opportunists flock to the unclaimed riches from different corners of the globe. Eager to turn a quick profit, the Vailian Trading Company brings bankers, merchants, miners, and animancers to dig up every last fleck of luminous adra. From distant Rauatai, the Royal Deadfire Company brings an armada to colonize and fortify the region in the name of civilizing the wild frontier. Last but not least, the Príncipi sen Patrena - a network of pirates who trace their lineage back to Old Vailia -peck away at the new arrivals with skill and calculation.

From the great city of Neketaka, Queen Onekaza II watches as these foreign powers encroach on the homeland of her people. To all outward appearances, she is an installed figurehead, lacking any true power over the combined might of the Vailians and Rauataians. She is smart enough to encourage this misconception, letting it grow so that she is perpetually underestimated by her enemies (even as she pits them against each other). At her side stands Prince Aruihi, observing her seeming inaction with disapproval. Though he lacks his sister's flair for subtlety, he makes up for it with the charisma and determination to unite the Huana against a common foe.

Of course, the Deadfire is populated by uglier monsters than just imperialists. Strange and exotic creatures call the archipelago home -

nagas, grubs, imps, unforgettably deadly beetles, and - of course - dragons.

If nothing else, let these facts draw a treasure map for the type of conflicts that the Watcher can expect to face in Deadfire. And I haven't even mentioned the rampaging god.

Until next time, backers. It has been my pleasure.

Best,

~Paul Kirsch

Narrative Designer

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #10: Update #10 - $2.4 M Hit! Double V.O., Korean, and... Pillars of Eternity Pen and Paper RPG!

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Obsidian Entertainment <help@fig.co> Wed, Feb 8, 2017 at 5:30 PM
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Update #10 - $2.4 M Hit! Double V.O., Korean, and... Pillars of Eternity Pen and Paper RPG!

Thank you so much to all our backers and investors for helping us hit $2.4 million in funding. *Pillars of Eternity II: Deadfire* just keeps getting better and better as a result of your support. As usual, we've got a whole bunch of cool reveals for you in this update.

Introducing the Pillars of Eternity Pen-and-Paper RPG



First and foremost, we are excited to announce that everyone who has backed us at the Premium Digital tier and above will be getting a boost! Today, we're officially announcing the Pillars of Eternity pen-and-paper RPG experience! This new journey to the world of Eora begins with a

30-pageStarter's Guide, featuring a rule set developed from the ground up by Josh Sawyer and the Pillars of Eternity design team. Now, you can have your own adventures with your friends, in the comfort of your favorite tabletop setting.Best of all, if you've backed the campaign at Premium Digital or above you literally don't have to do anything to get this. Pillars of Eternity RPG is our own take on how to play a pen and paper game; it will not be using the Pillars of Eternity computer game system or that of any other RPG - it's going to use our own ruleset made specifically for the Pillars of Eternity world. Of course, if you haven't backed us at Premium Digital or above, we won't shut you out! You can get the pen-and-paper Starter's Guide for just $7 as an add-on, as well.

Stretch Goal Update


GOAL ACHIEVED!
THANK YOU!
$2.4M - DOUBLE THE V.O.!
Twice as much voice over & Korean

With your help, we hit the$2.4 million stretch goal, which will add double the amount of V.O. to the game -- and we welcome our Korean friends to enjoy *Deadfire* in their native language. Feargus has approved the V.O. budget to be exactly double what we had plans for originally, which means you'll be able to hear more of our your favorite companions, villains, and heroes throughout your adventure.

As a special treat, Matthew Mercer, the talent behind the voices of Edér and Aloth, had some kind words to share on learning we hit this goal:

"As a gamer who has held a deep love of the Isometric RPG genre (Baldur's Gate and Planescape: Torment are still some of my favorite games of all time), the opportunity to work on such an incredible new entry into the genre was an absolute joy. The love and care put into the dialogue and storytelling in Pillars of Eternity was a gift to us performers, and I've grown extremely attached to both Edér and Aloth

as a result. The chance to return to portray and continue to explore these two fellows has me ecstatic!"

It's hard to keep up with the generous pledges and investments that keep pouring in, but rest assured, we plan on releasing more stretch goals as soon as we hit new ones. Currently, we are aiming for the $2.6 million stretch goal which will add Berath's Blessings to the game - our version of New Game+ which doesn't require you to finish the game to enjoy new bonuses and features.

One Final Bonus



As an added bonus, we would like to add Cooking with Tim, Vol. 1, a digital RPG cookbook, to all backers at Premium Digital and above. Many of you didn't receive this from our first campaign, and Tim was happy to share his recipes once again. Tim is currently very busy with super-secret game here at Obsidian, and he wishes the *Pillars II* team well on our campaign and development, so thank you, Tim!

Please note: It might take a little while for the additional new rewards to appear in backer tiers as we revise them, but they will be there soon! If you backed us at Premium Digital or above, rest assured, you're getting the pen-and-paper starter's guide and Cooking with Tim, free!

And lastly, we have another creature concept to reveal - the sand grub. Enjoy!


Sand Grub
SO CUTE!

And here's Aloth fighting a group of grubs in deep sand. It's subtle, but notice that Aloth is wading through the sand, a new feature in *Deadfire* that adds another dimension of challenge in combat.

Once again, thank you, and please look forward to our next update later in the week from Lead Artist Kazunori Aruga, who will update you on the latest graphics technology in *Deadfire*!

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Khahil White <khahil@fig.co>

Pillars of Eternity II: Deadfire Update #11: Update #11 - New Rendering Technology and a New Stretch Goal!

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Obsidian Entertainment <help@fig.co> Fri, Feb 10, 2017 at 2:10 PM
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Update #11 - New Rendering Technology and a New Stretch Goal!

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In today's post we have a graphics update from the Lead Artist, Kaz Aruga with some shiny new bells and whistles being developed for *Pillars of Eternity II*: *Deadfire,* along with a new stretch goal announcement!

This week we've blown by two stretch goals, and we are fast approaching the next one at $2.6 million, which adds Berath's Blessing to the game. And we are very close to unveiling the next leg of Fulvano's Voyage. With only a few hundred backers away from adding more to the island chain, where will Fulvano go next? Get the word out, and help Fulvano get there even faster! We've also added two great rewards to everyone who's backed us at Premium Digital or above, completely free, so if you haven't been back in a while and you've backed us at that level, be sure to check your rewards -- they've increased!

The Next Stretch -Full Orchestra with the level cap of 20!


ANNOUNCING!
$2.8M - ORCHESTRA! AND MORE
Orchestra, Increased Level Cap (20), Sub-classes

Justin Bell has a special message to introduce our next stretch goal:



Click to watch

Thank you Justin! In addition to the full orchestra, with the $2.8m stretch goal we plan to increase the level cap to level 20, as well as add additional sub-classes for each class. With your help, we've added sub-classes and already have raised the level cap to 18, and we want to reward everyone with even more choice with character creation and progression, and two more levels to grow the power of your characters.

Before we go on to an exciting look into our graphics, we wanted to give a shout out to our good friends at Stoic, who are in the middle of their campaign to fund *The Banner Saga3*.

We backed the game, and think it looks awesome -- take a look for yourself, then come back and learn about the visual technology of *Deadfire*!

Deadfire **Graphics and Technology**



Click to watch

Hey backers! This is Kaz Aruga, lead artist on the *Deadfire* team and I'd like to share with you some of the new visual features we've been developing for *PoE II: Deadfire*! Our artists and programmers have been hard artwork upgrading our legacy pipeline to make content creation more efficient, and researching tech to unlock new possibilities for our artists. To us this means eliminating tedious and error prone work through automation, and empowering artists with shiny new toys. We've made great strides across all art departments over the past year, and I'm very excited to share with you some new features that will make your next visit to Eora a much richer and dynamic experience.

I'll kick things off with a quick list of graphical features we have working in the current build:

- **Dynamic weather system** - Things like trees, ocean, VFX particles and capes all dynamically react to wind. Clouds will cast shadows on the level as they roll by. A feature well worth its own update!
- **Parallaxing backgrounds** - This is one of the few ways we can convey depth in our areas. Not only can we display backgrounds that scroll at different rates, we can now place VFX and blur them together with the backgrounds. This allows us to add movement and bring these distant backgrounds to life.
- **Shader parity* between 3D assets and backgrounds** - The rendered backgrounds look amazing now when characters walk by with torches and other in-game light sources. Tight highlights bloom on metals and dance over patches of wet med. **It's not 100%, but it's pretty darn close!*
- **Antialiasing & Ambient Occlusion** - These are more subtle but really help the characters blend into their environments.
- **Various Fancy Shaders** - Our character artists now have access to shaders that offer better translucent, refractive, and transparent materials. Expect better looking water, ice, and adra materials on our in-game 3D assets.

I'd like to focus now on character and environment lighting for a minute. With *Pillars I* we pushed the envelope of pre-rendered backgrounds by extracting face normal and world position data from our renders and re-lighting them in the game. In order to get more convincing and dramatic lighting in PoE2 we are now extracting a lot more information from our 2Drenders. To give you an idea of what this does for us I've broken out some of the visual ingredients that go into making a final frame in *Deadfire*.



1. No in-game lights

This panel shows what we start with. Characters are unlit,and pre-rendered backgrounds only show indirect lighting. The pixels hit by thesun are stored as a mask when we render our scenes in Maya and used in the next step.



2. Direct lighting

A directional light is added in Unity to light up the background and characters. However the portions of the character in shadow are simply black and have no visual interest! This is remedied by the adding the next two stages.


3. Indirect lighting

When we render our scenes in Maya we now place sample points across our environments where we calculate and store the indirect light levels of any given point. This data is then used to add indirect light to our 3Dmodels in Unity, allowing them to receive light from the sky and bounce light from the ground. However the metallic bits on Eder and Pallegina are still looking quite flat.



4. Reflected light

This step is similar to the previous one, but this time we are sampling for reflections. This allows us to reflect the environment back into metallic surfaces. If you're in a jungle you will see lots of dark greens reflected in their armor, while in a desert you might see a bunch of bright yellows from the sand and blues from the sky.



5. Final composite

Yay! Characters now feel like they belong in their environment and materials feel distinct from one another. You may also notice that cast shadows originating from 3D models and the pre-rendered backgrounds seamlessly blend together. Quick shout out to our lead modeler Dimitri Berman for his beautiful character models, environment lead Sean Dunny for his delicious renders and Timothy Truesdale for his technical sorcery.

Bloom

I'll also note that we can now add a bloom effect to specific types of pixels. This method allows us to bloom our specular highlights and VFX selectively without making everything else look fuzzy. You can see the effect it has on the fireball, as well as the glint coming off Pallegina's sword. As a side note: the bloom effect is exaggerated a bit for demonstration purposes. VFX in PoE1 often dominated the screen and made it difficult to assess the battlefield. For *Deadfire* we are being mindful of this fact and developing our spell effects in a way that minimizes this issue.



While all this is nice and fancy, each new addition can potentially added complexity to an artist's workflow or add fragility to the game. As we develop these new toys we have been working towards simplifying and automating as much busy work as we can so that are artists can continue to focus what they are good at: making art.

Hope you enjoyed this update and thanks for backing!

-Kaz

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Jesse Myer (Fig) <help@fig.co>
Reply-To: Fig <help@fig.co>
To: Khahil White <khahil@fig.co>

Mon, Feb 13, 2017 at 5:15 PM

This ticket (#2288) has been reopened.

Jesse Myer
Feb 13, 5:15 PM PST

Very cool, very much looking forward to POE 2 and Tyranny 2!

Khahil White (Fig)
Feb 13, 4:40 PM PST

They're considering it!

Cheers,
Khahil

Jesse Myer
Feb 13, 8:53 AM PST

Awesome! HDR support?

On Fri, Feb 10, 2017 at 5:12 PM, Obsidian Entertainment <help@fig.co> wrote:

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Update #11 - New Rendering Technology and a New Stretch Goal!

In today's post we have a graphics update from the Lead Artist, Kaz Aruga with some shiny new bells and whistles being developed for Pillars of Eternity II: Deadfire, along with a new stretch goal announcement!

This week we've blown by two stretch goals, and we are fast approaching the next one at $2.6 million, which adds Berath's Blessing to the game. And we are very close to unveiling the next leg of Fulvano's Voyage. With only a few hundred backers away from adding more to the island chain, where will Fulvano go next? Get the word out, and help Fulvano get there even faster! We've also added two great rewards to everyone who's backed us at Premium Digital or above, completely free, so if you haven't been back in a while and you've backed us at that level, be sure to check your rewards -- they've increased!

The Next Stretch -Full Orchestra with the level cap of 20!

Justin Bell has a special message to introduce our next stretch goal:

Click to watch (http://email.mg.fig.co/c/eJw1TUsOgyAUPA0sCe8higsW_bnzAt00r0jVRqpRrPH2xUWTySQzmU9jMUPUjvcWJRQSQSICghJGl1rkYEwmL

mdMLuYsk6EVr74VbuSdJUOQY5FL0A0VBlGluC7KF_nGOAA-2C7GaWHqxLBK2LZN7OMa16dPC-FwKLqOqerL1DXDeq7vCveb47N9-2XxYfdzOm0D9cPR4NE6ChP17SeNapPorx_r1FD0P8dzPYU)

Thank you Justin! In addition to the full orchestra, with the $2.8m stretch goal we plan to increase the level cap to level 20, as well as add additional sub-classes for each class. With your help, we've added sub-classes and already have raised the level cap to 18, and we want to reward everyone with even more choice with character creation and progression, and two more levels to grow the power of your characters.

Before we go on to an exciting look into our graphics, we wanted to give a shout out to our good friends at Stoic, who are in the middle of their campaign to fund The Banner Saga3.

We backed the game, and think it looks awesome -- take a look (http://email.mg.fig.co/c/eJw1TksOwiAQPU3ZSWAKFRYs1MRrmJFSREvbAKbx9o4Lk8m8T_LmzehAAWjPkgMhjwKkAJAge2601XyQxih-OQO5MHRK5MinFLlf2cOJUSuFk8JgcLLKU3jU9ghWD720w53N7tHaVrv-1MGVZt93_kr-VRuWFgpdyeRuZX0G3yrR2tbkCe-4LKEcKkY89Ky4Z6g15E8o9EHMmOZflDXnMW-Y4kIN2tD669t7G7GFL6RYQ6E) for yourself, then come back and learn about the visual technology of Deadfire!

Deadfire Graphics and Technology

Click to watch (http://email.mg.fig.co/c/eJw1jTFvwyAUhH8NjAgeGOOBoWmUOR47VS_4YROZ2opxLf_7kqHS6aT7pLsbPBiAJvDkQapWgpIACpQWrukaYZVzRnxeoFKwzMg8iphGERY-edCBJFk0jrBVIWIMD4qDhs5g11rLZz-Vsm5MfzC4VR3HIc5lL_uD6kJ-EyxhYvr2y_R1SbTK4yv2956__JO2jfJJr3o6Zkzzu8GLD5hXTONPHW1ctf_8va8DFvoDrPI_jA)

Hey backers! This is Kaz Aruga, lead artist on the Deadfire team and I'd like to share with you some of the new visual features we've been developing for PoE II: Deadfire! Our artists and programmers have been hard artwork upgrading our legacy pipeline to make content creation more efficient, and researching tech to unlock new possibilities for our artists. To us this means eliminating tedious and error prone work through automation, and empowering artists with shiny new toys. We've made great strides across all art departments over the past year, and I'm very excited to share with you some new features that will make your next visit to Eora a much richer and dynamic experience.

I'll kick things off with a quick list of graphical features we have working in the current build:

* Dynamic weather system - Things like trees, ocean, VFX particles and capes all dynamically react to wind. Clouds will cast shadows on the level as they roll by. A feature well worth its own update!
* Parallaxing backgrounds - This is one of the few ways we can convey depth in our areas. Not only can we display backgrounds that scroll at different rates, we can now place VFX and blur them together with the backgrounds. This allows us to add movement and bring these distant backgrounds to life.
* Shader parity* between 3D assets and backgrounds - The rendered backgrounds look amazing now when characters walk by with torches and other in-game light sources. Tight highlights bloom on metals and dance over patches of wet med. *It's not 100%, but it's pretty darn close!
* Antialiasing & Ambient Occlusion - These are more subtle but really help the characters blend into their environments.

* Various Fancy Shaders - Our character artists now have access to shaders that offer better translucent, refractive, and transparent materials. Expect better looking water, ice, and adra materials on our in-game 3D assets.

I'd like to focus now on character and environment lighting for a minute. With Pillars I we pushed the envelope of pre-rendered backgrounds by extracting face normal and world position data from our renders and re-lighting them in the game. In order to get more convincing and dramatic lighting in PoE2 we are now extracting a lot more information from our 2Drenders. To give you an idea of what this does for us I've broken out some of the visual ingredients that go into making a final frame in Deadfire.

This panel shows what we start with. Characters are unlit,and pre-rendered backgrounds only show indirect lighting. The pixels hit by thesun are stored as a mask when we render our scenes in Maya and used in the next step.

A directional light is added in Unity to light up the background and characters. However the portions of the character in shadow are simply black and have no visual interest! This is remedied by the adding the next two stages.

When we render our scenes in Maya we now place sample points across our environments where we calculate and store the indirect light levels of any given point. This data is then used to add indirect light to our 3Dmodels in Unity, allowing them to receive light from the sky and bounce light from the ground. However the metallic bits on Eder and Pallegina are still looking quite flat.

This step is similar to the previous one, but this time we are sampling for reflections. This allows us to reflect the environment back into metallic surfaces. If you're in a jungle you will see lots of dark greens reflected in their armor, while in a desert you might see a bunch of bright yellows from the sand and blues from the sky.

Yay! Characters now feel like they belong in their environment and materials feel distinct from one another. You may also notice that cast shadows originating from 3D models and the pre-rendered backgrounds seamlessly blend together. Quick shout out to our lead modeler Dimitri Berman for his beautiful character models, environment lead Sean Dunny for his delicious renders and Timothy Truesdale for his technical sorcery.

Bloom

I'll also note that we can now add a bloom effect to specific types of pixels. This method allows us to bloom our specular highlights and VFX selectively without making everything else look fuzzy. You can see the effect it has on the fireball, as well as the glint coming off Pallegina's sword. As a side note: the bloom effect is exaggerated a bit for demonstration purposes. VFX in PoE1 often dominated the screen and made it difficult to assess the battlefield. For Deadfire we are being mindful of this fact and developing our spell effects in a way that minimizes this issue.

While all this is nice and fancy, each new addition can potentially added complexity to an artist's workflow or add fragility to the game. As we develop these new toys we have been working towards

simplifying and automating as much busy work as we can so that are artists can continue to focus what they are good at: making art.

Hope you enjoyed this update and thanks for backing!

-Kaz

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--
Regards,

Jesse Myer
email: jessemyer@gmail.com
web: www.jessemyer.com

You are an agent. Add a comment by replying to this email or **view ticket in Zendesk Support**.

Ticket #	2288
Status	Open
Requester	Jesse Myer
CCs	-
Group	Team
Assignee	Khahil White
Priority	-
Type	Ticket
Channel	By Mail

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Khahil White <khahil@fig.co>

Update #12: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co>
To: khahil@fig.co

Mon, Feb 13, 2017 at 5:20 PM

Trouble viewing this update? View web-based version on fig.co.

Update #12 - Berath's Blessing and Fulvano's Voyage Continues!

Only two more weeks left in the campaign, but we're far from done adding to *Pillars of Eternity II: Deadfire*. Tomorrow, February 14th, we have a super special feature announcement, and we're thrilled to give you details on two new companions. Later in the week we'll have a new video that shows off Nekataka, the big city in *Pillars of Eternity II: Deadfire* that we're pretty sure is going to leave you impressed.

$2.6 Million!


GOAL ACHIEVED!
THANK YOU!
$2.6M - BERATH'S BLESSING
Begin a new game with gifted bonuses.

Amazing! We've hit the $2.6 million and unlocked Berath's Blessing. As a reminder, Berath's Blessing is our version of New Game+ that features optional bonuses and challenges that unlock as you gain achievements. The next goal at $2.8 million adds a full orchestra soundtrack, an increased level cap, and one more sub-class per class.

Thank you so much for the continued support. We still have a lot of announcements and amazing things to show off in the next two weeks, and in addition to the companion introductions, we will be unveiling the $3.0 million stretch goal in tomorrow's (Valentine's Day!) update too.

ICYMI - Last Week's Recap

- We introduced a new backer reward at the $45 tier and as an add-on, The Pen and Paper Pillars of Eternity RPG. Now, you can have your own adventures with your friends, in the comfort of your favorite tabletop setting. Read more about it in Update #10.

- Two large updates, one about the lore of the Deadfire and another covering new art and graphics technology with a snazzy video.

- With your amazing pledges we blew by the $2.2million and $2.4 million stretch goals, adding Korean and Italian, doubling the V.O. budget, and adding UI Customization features!

- On Wednesday, we had live Twitch Developer Q&A with Josh Sawyer and Adam Brennecke. Watch it here to find out more in depth information about the game systems and lore of *Deadfire*.

- The introduction of Fulvano's Voyage in Update #9. This is an in-game island chain that will grow larger with more Fig Backers!Read more about the next leg that was added over the weekend in the next section below.

- If you haven't read it, check out a great interview with Josh Sawyer on Shacknews where he discusses *Deadfire* development, crowdfunding, and more.

- Lastly, Pillars of Eternity II was featured in PC Gamer Magazine and website. Grab an issue or check it out here!

Fulvano's Voyage Continues to Dunnage, Facebook and Twitter Unlocks Added!


Balefire
Beacon
I spotted the winking lights of a hundred fires – pirate dens clustered around the ignoble tower.
–F.
Dunnage

This weekend we hit 22,000 backers meaning that the next leg of Fulvano's Voyage is unveiled! The next leg will be reached at 23,500 backers. In addition we will be unlocking a new leg if we hit 15,000 likes on the *Pillars of Eternity* Facebook or 5000 followers on the *Pillars of Eternity* Twitter, whichever comes first! Spread the word of the Fig campaign and let's travel with Fulvano together! As of today (Feb 13th),

Fulvano has made it almost half-way there and this hidden isle is hinted at upon the horizon.

Upon discovering Dunnage, Fulvano wrote these notes in his journal:

"When the Príncipi sen Patrena needed a waypoint, trading post,and hub of merriment in the desolate waters of Deadfire, the settlement of Dunnage was the only natural conclusion. The temporary, shoved-together structures are a mockery of urban planning. Dunnage is a refuge where thieves and backstabbers alike can put their feet up and trade coin, goods, and tall tales."


Fulvano's Voyage
Next Destination at 23,500 Backers

Engwithan Titan

And now for a new creature concept - the Engwithan Titan.Introduced in the first gameplay footage, the Titan protects an ancient desert ruins, Poko Kohara. The Titan has a special grapple attack - he can pick up and squeeze his foes before throwing them to the ground. Keep your distance!


Engwithan Titan




NEAR DEATH, CHEST CRYSTAL GLOWS BRIGHTLY;
PURPLE SOUL MATTER BEGINS
ON DEATH, CHEST CRYSTAL EXPLODES OUTWARD; SOUL MATTER PASSES FROM BODY LIKE SMOKE IN WIND
LASTLY, BODY SEGMENTS FALL IN A HEAP; SOUL MATTER DISSIPATES QUICKLY (<2 sec)

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Khahil White <khahil@fig.co>

Update #13: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co>
To: khahil@fig.co

Tue, Feb 14, 2017 at 9:59 AM

Trouble viewing this update? View web-based version on fig.co.

Update #13 - All About Companions!

Happy Valentine's Day! Since the spirit of companionship is in the air, we thought the time was right to introduce our two new companions, who are featured in the *Pillars II* key art, Maia and Serafen. We have been champing at the bit to finally talk about them in detail, and we've got plenty to say! Of course, since we're talking about companions today, we figured we wouldn't keep you waiting any longer -- we know fans of *Pillars of Eternity* have been asking for Companion Relationships, so we're so excited to announce it as our $3.0 million stretch goal. Design Director Josh Sawyer introduces this awesome feature below. Read it, and let us know what you think! Later this week, we'll have yet another big update on Neketaka, a big city in *Pillars II*.

Introducing Maia Rua and Serafen





Maia Rua is an island aumaua ranger whose animal companion, Ishiza, is a bird of prey that can scout outdoor environments both in and out of combat. Like Kana, her brother, she's a loyal Rauataian of Huana ancestry.

Her boldness and dedication have earned her an enviable position as a ship captain, which in turn has brought her to Deadfire as part of her country's mission to "civilize" the wild archipelago. Her duties find her working with Atsura, a courtier and representative of the ranganui, on an ambitious campaign to win the hearts and minds of the Huana people. But for all her skill as a soldier and captain, she has little experience with politics and espionage, and she must adapt to her new role quickly.

Serafen is an orlan cipher/barbarian and a member of the Príncipi sen Patrena, the dominant pirate organization in the region. He was born into slavery and put to work as a rigger and powder monkey since his small size made him ideal for scurrying around ships.

During those years, he discovered his talents as a cipher and used them to lure his masters' ship into the path of the Príncipi. Impressed, the pirates offered him a position as one of their infamous"ship hunters," and he in turn found acceptance and freedom among his new comrades. He worries, however, that the growing schism in the Príncipi will destroy the community he has come to love.



Now, just before we move on to what you've all been waiting for, we wanted to give a shout out to our friends at The Brotherhood, and their crowdfunding campaign for *Beautiful Desolation*, an aptly named, post-apocalytpic adventure game that we think looks gorgeous and that we've backed. Check it out, and then come back for the Companion Relationships update!


BEAUTIFUL
DESOLATION
POST-APOCALYPTIC ISOMETRIC ADVENTURE GAME

The Next Stretch Goal- Companion Relationships


ANNOUNCING!
$3.0M - RELATIONSHIPS
Companion relationships

Josh is here to introduce our next stretch goal at $3.0million - **Companion Relationships**


PILLARS OF ETERNITY II
DEADFIRE
Backer Update #13: Companion Relationships

Click to watch

Hail and well met. I'd like to talk to you today about a subject that's quite appropriate for Valentine's Day: companion relationships. At the beginning of *Deadfire's d*evelopment, I came up with some designs for a system to define and tag certain types of behavior and attitudes in conversation. These tags exist so that companions can react to them both in the moment and systemically over longer periods of time. As the player makes choices, companions note the player's attitudes and build an opinion of them over time. Additionally, companions also react to the attitudes expressed by other companions and will build opinions of them. In the long term, the companions will develop stronger opinions and more concrete relationships with each other.

Our end goal with all of this is to write characters in a way that makes them develop their relationships in response to the actions of others, combining hand-scripted elements with system-driven elements to reflect the dynamism of a player's role-playing choices.



As an example, we'll use Edér. If you remember Edér from the original Pillars of Eternity, you may recall that he has a soft spot for animals, has a troubled relationship with his god, Eothas, and doesn't think highly of zealots. You may also remember that he has an unwitting tendency to express racist attitudes toward orlans. In mechanical terms, we create tags for the following behaviors/attitudes: Cruel to Animals, Kind to Animals, Pro-Eothasian, Zealous, and Racist.

When the Watcher or a companion expresses an attitude that a companion cares about, they will respond directly -- positively or negatively-- and adjust their opinion of that character accordingly. In some cases, the response may be major. In others, it may be minor, simply a minor expression of discontent and a correspondingly minor lowering of opinion. E.g., the Watcher kicking a cat would draw a strong

immediate negative response from Edér. Threatening to kill the dog of a thug would lower his opinion of you, but he wouldn't derail the conversation over it. Edér also doesn't hold it against people if they say things that are anti-Eothasian. He understands why people may not be thrilled about the return of his god, but he does appreciate it when people uphold the positive aspects of the faith.

On the flip side, some companions may take exception to Edér's casual racist remarks, either directly or passively. Some companions may also view his Eothasian faith, mildly expressed though it maybe, in a negative light. These can alter their opinions of him over time. Depending on what companions travel with Edér and the Watcher and how the Watcher chooses to steer conversations, certain subjects may come up a lot, a little, or not at all, possibly altering when (or if) a relationship moves an expected direction.

But this entire system does not simply exist for its own sake. These small adjustments to opinion eventually culminate in conversations or confrontations, either with the character in question or with a third party. During these sequences, the player can choose to have the Watcher step in, take a side, or simply sit back and see how things play out. Depending on how the Watcher intervenes, the relationship can develop indifferent ways. We are striving to make the relationships advance in ways that feel natural and believable. Each relationship development will require its own unique set of responses to go in a new direction. That is to say that while we use systems to track behavior and attitudes, systems cannot take the place of the writers' dedicated time to flesh these interactions out.

As far as where the relationships can lead, companions may develop strong feelings of camaraderie, loyalty, loathing, fear, contempt, or even love. The culmination of these relationships may be a conversation, a scripted interaction, a special talent or ability, or even a unique item or recipe. The important thing to our narrative designers is that we treat each relationship as its own unique story that develops in ways that feel true to the characters and themes of Deadfire.

Thanks for reading!

-- Josh Sawyer

Happy Valentine's Day!


Will you
be my
PAL-legina?


I have
Aloth
of feelings
for you.


Hey 'der.


I Huana
be with
you!

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Khahil White <khahil@fig.co>

Update #14: Pillars of Eternity II: Deadfire by Obsidian Entertainment
1 message

Fig <help@fig.co> Fri, Feb 17, 2017 at 11:00 AM
To: khahil@fig.co

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Update #14 - Just One Week Left! Our Big City: Neketaka, and a New Stretch Goal

fig

With just one week left in the campaign, we're getting close to the end of the line -- but that doesn't mean we're slowing down! We're amazed to have hit yet another stretch goal, with your help, we've added full orchestra to *Pillars of Eternity II*, raised the level cap, and added even more sub-classes. But there's so much more to do, and we still need your help to do it. That's why we're excited to tell you about our big city, Neketaka, and our new stretch goal at $3.25 million: Sidekicks!

We've also added a new Ultimate Digital Edition reward tier, which features a ton of exciting additional content. And, just for icing on the Rauatai Sweet Pie, we're giving everybody who's backed us at $29 a 33% off *Tyranny* coupon, and everyone who has backed us at the $45 tier or above a 50% off coupon.

Next Stretch Goal - Sidekicks


ANNOUNCING!
$3.25M - SIDEKICKS!
4 sidekicks may journey with you through Eora.

What's a "sidekick," exactly? Glad you asked! In *Pillars II*, a sidekick is a new character type that sits somewhere between a companion and a hired-adventurer in terms of depth of detail. Sidekicks give you more options as to who can join your party - though they don't expand the current party cap of five. Currently, we have seven planned companions, and with this stretch goal, we will add four sidekicks for a total of eleven Obsidian created characters that can join your ranks!

Before joining your ranks, Sidekicks start out as unique NPCs integral to specific quests, complete with their own personalities and looks, and they may offer to join your party as a reward for completing their quest. Just like companions, these new characters have a custom portrait and voice sound-set. However, unlike companions, they do not have their own vision quest and will not participate in the relationship system outlined in our last stretch goal. We know you love more choice and flexibility when creating your parties, and Sidekicks are a way for us to give you that choice by providing a larger roster of characters to choose.

Wondering about who could be a Sidekick? Here are some ideas the team has put together - these are not final and will probably change during development.

- **Radora**- Ocean Folk/Vailian human wizard. She has difficulty keeping a captain's position for long. According to her, she's at her best when she's had a few to "take the edge off", though she swears she never drinks at sea.
- **Bonteru**- A mountain dwarf rogue obsessed with exploring the Deadfire and cataloguing its various poisonous plants and creatures. Bonteru has memorized the effects of hundreds of

different poisons and is all too happy to describe them in detail to anyone who will listen.

- **Ydwin**- A strange pale elf cipher from "a lot of different places". Fascinated by animancy, Ydwin spends her free time examining fresh and not-so-fresh corpses. Though she has a charming and pleasant demeanor, new acquaintances are often shocked at her intimate familiarity with death and her dispassionate affect in the face of even the most grisly scenes.
- **Rekke**- An odd-looking man that the Principi rescued from a floating piece of flotsam on the eastern edge of the Deadfire Archipelago. He doesn't speak a word of any language that anyone can understand, but he's cheery and willing to lend a hand to any company he finds himself in. He's just happy to be alive(at least, that's what everyone assumes). Storm Folk fighter.

Let us know what you think about the Sidekicks stretch goal!

Neketaka

Bobby Null, the lead designer of *Deadfire*, is excited to introduce our big city, Neketaka:



Allo, pals! It’s time for a new update and what better topic to discuss than cities? Now, if your anything like me, a good city is a wondrous

thing in an RPG. What better way to meet new and interesting people... and kill them? Well, maybe not always that last part, right... right? As inPoE1, if that's the way you roll, we're not judging, but there will be many other ways to deal with the population of the Deadfire Archipelago's big city, Neketaka.



Click to watch

The one and only metropolis in the Deadfire is Neketaka. You may ask yourself, why only one big city this time around? While having two big cities in the first game was an awesome experience, looking back, the team felt splitting them into two made neither one as amazing as it could have been. This time around we wanted to make a bigger city than Defiance Bay or Twin Elms, but smaller than the two combined. Coupled with some awesome new features and overall direction, Neketaka should feel like the fantasy city you've always wanted to explore. Below I'll list some goals we had and how we plan on achieving them.


Serpent's Crown
Periki's Overlook
The Gullet
The Sacred Stair
Queen's Berth
The Brass Citadel
Embark
Neketaka

Goal: Build a city that feels different from anything in *Pillars I* and/or other Infinity Engine games, while not being so different as to feel alien.

Solution(s):

- Build a city vertically. The district structure you expect in this type of game still exists, but some of these districts are organized vertically as shown in the video.
- Add parallax features. To really sell the idea of a mountainous island, we've added multiple parallax layers to the art scenes for some spectacular views.
- Architecture varies based on the cultures that dominate the districts. Vailian buildings and locations are distinct from Huana and Rautai locations.

Goal: Create a city that feels more alive than our previous work. Retain and reinforce the "fantasy scale" of a massive city.

Solution(s):

- The new city map and encounters– This map shows the size of a truly impressive city without the need to model every home, alley and citizen. We're creating interstitial content when traversing districts on the map. These take the form of special combat and narrative encounters, as well as randomized events. Meet a strange fortune teller that may reveal cryptic prophecies about your future. Cross paths with a drunken noble with a large coin purse lost in the dangerous back-alleys of Neketaka. These encounters take place in scripted interactions as well as on all-new, city street scenes. It is important to note that many of these encounters still include choice & consequence and none are of the "fight x generic enemies" variety.
- The time of day matters. Ambient NPCs use schedules to live their lives in Neketaka, but so do many of the quest NPCs. This allows us to add creative, and sometimes hidden, ways for players to solve problems/quests. Wait for an NPC to go outside and take a smoke break before picking his pocket for that key you need. Follow an NPC to the bathhouse and eavesdrop on a conversation to gain some juicy information. Infiltrate a location in the dead of night to avoid any unwanted civilian casualties.

That's all we've got for you this time. Stay tuned for more updates. We're heading into the final week and the fan support has been amazing. We love you all and can't wait to see how far we can push this budget.The more funds we raise, the better of a game we can make for you! Blog, tweet,tell a friend, sell a kidney... well, maybe don't do that.

-B

Fulvano's Voyage Update

Earlier this week, Fulvano reached his next destination -The Drowned Barrows. Fulvano recorded a note in his journal when he first saw this mysterious island:

The island holds the tomb of a hundred ancients, and the reefs around it are grave to a thousand sailors. The rumors of fabulous treasures are matched only by whispers of unspeakable rites and horrors that haunt the island.

After seeing the Barrows, Fulvano turned his ship around and headed back towards Dunnage for some much needed rest and relaxation.


Balefire Beacon
Dunnage
The Drowned Barrows
A grinning skull rose from the mists. I quickly changed course lest treacherous shoals ensnare me.
-F.



And since we're right about to hit our Twitter followers goal, Fulvano should be hitting a new destination very shortly! Keep an eye on the horizon!


Bonus Destination at 5,000 Twitter Followers

New Rewards for All Tiers, and a New Tier - Ultimate Digital Edition

Sharp-eyed fans may have noticed changes to our backer reward tiers -- yes, it's true, we've upgraded the tiers again. This time, everybody who's backed us at the level of Digital Download ($29) and above is getting upgraded automatically. Here's how it works:

At Digital Download, you're getting a coupon for 33% off *Tyranny*. You don't have to do anything,you'll receive the coupon when the campaign is over. Those who've backed at least at the Premium Digital ($45) and above are getting a *Tyranny* coupon for 50% off!



If you don't know it, *Tyranny* is a grand-scale cRPG, which shares much with *Pillars of Eternity*, except in *Tyranny*,the bad guys have won -- and you're on their side. In Tyranny, the grand war between good and evil is over – and the forces of evil, led by Kyros the Overlord, have won. Recipient of much critical praise, and several RPG-of-the-Year awards, we know that you'll like *Tyranny* if you're a *Pillars* fan, so we wanted to make it easy for you to give it a try.

Finally, we've had a bunch of requests for different types of additional content. We hear you! So, in addition to creating a slew of new add-ons, we're also creating an an all-new, completely digital tier for the ultimate *Pillars of Eternity* fan,which rolls these new add-ons into a single package, and includes a bunch of additional extras, as well!

This Ultimate Digital Edition is now available for$65 and includes the following (new items in bold):

- Digital Copy of Pillars of Eternity II
- Digital Guidebook, Volume II
- In-Game Pet
- Special In-Game Item #1
- Special In-Game Item #2
- Digital *Pillars II* Soundtrack
- Forum Badge
- "Cooking with Tim, Vol. 1" Digital RPG Cookbook
- *Pillars of Eternity* Pen and Paper Digital Starter's Guide
- 50% off Coupon for *Tyranny*
- **High-Resolution Digital Map of the Deadfire Archipelago**
- **Additional Desktop Wallpapers**

- **10 Pieces of Digital Concept Art**
- ***Pillars of Eternity II* Mobile Phone Backgrounds**
- **All-New *Pillars of Eternity II* Digital Novella**
- **Collected *Pillars of Eternity I* Novella/Short-Story Omnibus Digital Edition**
- ***Pillars of Eternity I* Digital Deluxe Soundtrack with 27 Never Before Released Tracks, Including the Soundtrack to the White March**


$65 - Ultimage Digital
Backer Badge
In-Game Pet
In-Game Item
In-Game Item #2
Digital Download
Digital Soundtrack
Digital Guidebook
Cooking with Tim, Vol 1
Pillars of Eternity RPG
NOW INCLUDES!
Hi-Res Digital Map
Digital PoE I Short Stories + Novella
Digital Pillars II Novella
Digital Concept Art x10
Desktop Wallpapers x3
Pillars II Phone Backgrounds
Digital Deluxe Soundtrack
Tyranny Discount Coupon

It took us a while to get it all together, but we're pretty excited to be able to offer all this additional content to our biggest fans!And, of course, all of this content will be available to those who back us at tiers higher than $65, too, so if you're up there don't worry, you won't be left out!

Thanks again to all of you for helping us reach $2.8million. *Pillars II* is becoming the game we hoped it would be, with your support. However, with only a week to go,we have so much more we want to do. Let's not lose momentum!

And, about that stronghold... well, we'll save that for next week!

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Khahil White <khahil@fig.co>

Update #15: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Mon, Feb 20, 2017 at 10:32 AM
To: khahil@fig.co

Trouble viewing this update? View web-based version on fig.co.

Update #15 - $3 Million! A Mini-Update While We're Out

fig

Thank you, thank you, thank you to all our fans, backers, and investors for helping us reach the amazing milestone of $3 million dollars! It's truly amazing that we've hit this point. We're now the campaign with the most backers in Fig history, and it's due to our amazing fans who, like us, want to make *Pillars of Eternity II* the deepest, most robust, and most engrossing RPG it can possibly be. We're so excited to be able to include companion relationships, which we know are going to make the game even more incredible.

While we have more in the way of stretch goals and -- only a few days left to achieve them! -- we'll save them (and a big announcement about a really important, super cool, and heretofore extremely hush-hush game feature) for our next update, which will be coming very soon. For now, we'll keep it brief and just say thanks.

And by way of saying thanks, we want to announce that we're including two new rewards for several of our backer tiers, both of which feature the unofficial, super cute, pet mascot of *Pillars of Eternity*, the Space Pig!

First, we have the Space Pig pin:



The pin is shiny, fancy, and awesome, and will be added automatically for anyone who's backed us at Collector's Edition ($149) level or above.

For everyone who is a *true* pet lover, though, we've gone one step beyond. If you've backed us at the Name a Pet ($500) level, you'll be getting the pin, **and** the squishy, squeezy, Space Pig Plushie:



It's. So. Fluffy! More details on both of these items to come in our next update, along with a whole lot more *Pillars II* goodness.

Please note, that due to the holiday, it make take a day or so before the item lists on the tiers on the Fig page reflect the additional pin and plushie, but rest assured, if you're at $149 or above you're getting the

pin, and if you're at $500 or above you're getting the pin and the plushie!

Thanks again to everyone who's helped us get this far. With your help, let's see how much more we can add to *Pillars II* before the campaign ends in the next few days!

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Khahil White <khahil@fig.co>

Update #16: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Wed, Feb 22, 2017 at 10:05 AM
To: khahil@fig.co

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Update #16 - The Last Few Days - Set Sail with Your Ship!

Only a scant few days remain in our campaign, which ends on Friday at 5 P.M. Pacific Time. It's been an amazing ride, and we are so grateful to have such dedicated fans helping us expand and deepen *Pillars of Eternity II: Deadfire*. We have some exciting new reveals for you today, including some new stretch goals-- let's push past them and get even more amazing content into the game.


final design subject to change

First, we didn't want to keep you waiting any longer: we're thrilled to finally show off our concept for the Od Nua statue that is available for anyone who has backed us at the Elite Collector's Edition tier or above. Please make note that this concept isn't final, and may change some what before release.

But, wait! What's that Od Nua is reaching for?

Your Own Ship!


Ship Customization

Click to watch

Yes, we can finally confirm that what we've been keeping secret this whole time: a new and exciting feature that takes the Pillars of Eternity experience to a completely new stage, which adds open-world exploration and discovery to the gameplay on both land and at sea! As many of you guessed correctly, in *Deadfire* you can be the captain of your own ship. With ships, you have the power to play the game differently; now, you can freely explore the islands of the Deadfire using the new world map.

You want details about the ships? No problem. Your ship is a Dyrwoodan sloop called the *Defiant*, purchased for you by the Steward of Caed Nua, who has made the journey to help you (part of her, anyway) on your quest to hunt down Eothas, and is one of the first allies to join you on your adventure. The ship acts as your mobile base of operations, carrying you and your comrades wherever you command. Companions will stay on-board while not in your party, and you can even go below decks to your captain's quarters for rest and relaxation.

You can customize, upgrade, and add personal touches to the *Defiant*. This includes changing your sails, painting your hull, and flying flags to show your personal colors/faction allegiance. You can also improve the performance of your cannons, sails, and hull, beyond just their cosmetic appearance. For example, Dwarven cannons add extra firepower in naval battles, or while upgraded sails give you an extra bit of speed to outmaneuver your opponent. If we hit our $3.5 million stretch goal,we'll add even more new and amazing, unlockable upgrades for your ships. And if we hit our $4 million stretch goal, we will add other ships that you can find, purchase, or even steal during your adventure - to make them your own.

The World Map - Navigate the High Seas

As you probably saw in the video, above, the world map has gotten complete overhaul in terms of form and function. No longer do you have to travel from point to point in a locked fashion (though you can travel directly to locations you've already discovered, if you want). Instead, you can freely explore the map in any direction you want with your ship. You can even disembark and travel by foot on the larger islands. Our design inspiration here comes directly from classic RPGs like *Fallout1 & 2*; this new approach to the world map makes *Pillars II* feel bigger, freer, and lets you play how you want. You may discover islands and dungeons not on your map, adventure on your own path for extra treasure, or chart a course towards a distant island.

During your sea travels, you can access the ship at any time to talk to your companions or manage your ship. And through the world map UI, you can travel directly to previously discovered locations. We have a similar feature in the Neketaka City Map UI that allows you to go directly to major interior areas without having to the walk through the exterior district maps manually, which will save you a lot of time.

Encounters

During your adventures around the islands of Deadfire, you may encounter things at sea. These special encounters will be presented as scripted interactions – not only will your ship play a role, but any ship upgrades will impact how these interactions play out, too. We will have both combat and non-combat encounters, many of which will play out in-game depending on the resolution you've chosen. For example, you may come upon a hostile pirate ship on the horizon. If you choose to engage, you can fire your cannons in attempt to destroy their ship, or you can try closing the distance to board and fight the crew directly. How effective a cannon shot is will depend on how improved your cannons are, and how likely you are to be able to escape, on your sails. Other examples include finding a derelict vessel, saving a group of stranded sailors on a wreck, meeting a traveling merchant, or fighting a monstrous sea creature. How you deal with these events is up to you.


World Map

And New Stretch Goals!

To finish out the campaign, we are happy to introduce four new stretch goals that are ship themed (and one that was fan requested)! We aren't done yet, and if we are able to finish strongly and hit $4 million, we have more stretch goals planned for you.


ANNOUNCING!
$3.5M - NEW SHIP UPGRADES!
More Ship Upgrade Options, & Portuguese.
$3.75M - UNCHARTED ISLANDS!
More Islands to Explore & Simplified Chinese.
$4.0M - NEW SHIP TYPES!
New Ship Types to Own and Customize.
...$4.25M? ...$4.5M? ...$4.75M?
$5.0M - 8TH COMPANION!
Adds Ydwin as a full companion.

$3.5 million - NEW SHIP UPGRADES & PORTUGUESE - We would like to have more ship upgrades and customization options types, including more hull, sail, and flag options. In addition, we are going to add upgradable rooms below deck including a trophy room to display your treasures and well as pet menagerie for all your animal friends to hang out and party. This also adds options to pick your own colors for sails and flags! Plus, we're continuing our commitment to localize *Pillars II* in more languages by including Brazilian Portuguese!

$3.75 million - UNCHARTED ISLANDS & SIMPLIFIED CHINESE - Make the world larger with the Uncharted Island stretch goal. The uncharted island feature adds many more locations to the world map for you to discover and map,expanding the world and game. These islands have special events, quests, and treasures for you to discover using the scripted interaction system. Some of them might include unique special events, including dungeons or quests. After you discover an island, you can even name it to make it your own! And, we'll add Simplified Chinese localization, too!

$4 million - NEW PLAYER SHIP TYPES - You want something awesome!? We will add other ships that you can find, purchase, or even steal during your adventure. These other ships will be docked in a special harbor location. Get yourself a Valian Galleon or a Rauati Warship - and customize it to make it your own.

...?

...?

$5 million - YDWIN BECOMES A COMPANION - You asked for this, now help us make it a reality! We will take Ydwin the Pale Elf from sidekick to full-on 8th companion for the game, adding a full vision quest, companion relationship, and story interactions to her (and, of course, if we hit this goal, we will add another sidekick to replace her so we still have four sidekicks, too!). Adding companions is a huge expense and design undertaking, but if we can get to $5 M, the team feels sure we can do it!

Of course, if we get to $4 million, we'll have some new stretch goals to include between $4 M and $5 to keep things even more interesting! Let's see what we can get in the next couple of days. Thanks to everyone for your support, and we look forward to closing out *Pillars II*'s campaign with a bang!

Finally... Early Bird DLC!

Since a lot of folks have been asking in various fora: we wanted to let people get an early bite at our DLC. We aren't exactly sure what the DLC will contain yet, as we're 100% focused on making the core game awesome right now, but we know we're going to want to expand *Pillars II* at some point post launch. And since some of you want to get in on that early, we're offering a very low price as a way to guarantee you'll be able to do just that. It's available now as a Fig add-on when you purchase any tier, or to be added to your purchase if you've already bought.

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Khahil White <khahil@fig.co>

Update #17: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co>
To: khahil@fig.co

Thu, Feb 23, 2017 at 11:27 AM

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fig

Update # 17 - The Last Few Hours! Our 8th Companion, New Stretch Goal, and Key Announcements!

The Journey Winds Down

It's been an amazing trip, watching *Pillars of Eternity II: Deadfire* grow from our initial scoping meetings to hitting one stretch goal after another thanks to the help of our amazing fans, backers, and investors. We can't thank you enough for your help. But we still have a few hours to go -- can we unlock the goals above $4 million and add some truly unexpected features to *Pillars II*? Let's get there together!

First off, some awesome concept art depicting our iron- and steel-clad constructs! Ironclad and steelclad constructs were created by animancers for various purposes, mainly to act as bodyguards and as instruments of war.


Constructs
IRON
STEEL

A Quick Recap/ICYMI

For those who might be joining us late in the game, we wanted to give you a quick recap of what you've missed:

- Fulvano the Explorer has been going on a journey throughout the Deadfire Archipelago, unlocking new island destinations in *Pillars II* with every backer milestone our campaign hits. So far, we've hit seven, with the eighth, at 29,500 backers, not far away! Who know what Fulvano will uncover next if we can get enough backers to help fill his sails.

- We've added Companion Relationships to the game. This is much more than just your standard RPG love-triangle stuff -- this is an Obsidian game after all! Check out this video, where Design Director Josh Sawyer explains it all!

- Xoti, the priest/monk has joined the player's party as a full new companion! Xoti totes akimbo scythes, her own vision quest, and enhances both the narrative and combat in myriad ways.

- We put sidekicks into the game, four to be precise, who allow players to expand their options in combat and add color to the NPC panoply without quite reaching the level of full-on companion in terms of design and resource commitment.

- Languages: we got 'em! In addition to **French** and **German** localization, we've added **Spanish, Russian, Polish, Italian, Korean,** and **Portuguese**, with **Simplified Chinese** included as our next stretch goal at $3.75 M!

Add-Ons

And just in case you thought we had a whole bunch of languages, wait until you get a load of all the add-ons we've included in the campaign! Almost all of these were added as a direct response to fan and backer requests, so the list got somewhat large:

Add-On Name	Price
Pillars of Eternity II Novella	$5
Pillars I Fiction Omnibus	$5
PoE Digital Guidebook, Vol. 1	$5
PoE Pen & Paper Starter Guide	$7
Join the Black Isle Bastards Crew!	$8
The White March Soundtrack	$9
High Resolution Digital Map	$10
PoE Digital Deluxe Soundtrack	$15
Pillars II Mousepad	$17
Extra Beta Access for Pillars II	$20
Pillars II Audio Soundtrack CD	$20 + S&H
Pillars II DLC Season Pass	$20
Extra Pillars II DLC Pass	$20
Obsidian T-Shirt	$25 + S&H
Pillars II Backer T-Shirt	$25 +S&H
Companion Miniatures (Unpainted)	$25 + S&H
Hardcover Guidebook Vol. II	$30 + S&H
Extra Digital Copy of Pillars II	$30
Pillars II Additional Physical Box	30 + S&H
T-Shirt Pack	$40 + S&H
Companion Miniatures (Painted)	$40 + S&H
Obsidian Hoodie	$60
Extra Digital Copy Bundle	$80
Additional Collector's Edition Box	$80 + S&H
Limited Edition Signed Print	$100 + S&H
Hoodie Pack	$110 + S&H

You can purchase any or all of these add-ons during check out when you click on the backer tier of your choice, where you'll find a description of them when you simply roll over each one in the cart -- or you can add them to an existing order if you already backed us. So, if you're someone who's been requesting one of the above things, but didn't know we'd added it, now's your last chance!

Ydwin and a New Stretch Goal


Ydwin

We wanted to give you more detail on our potential 8th companion and current sidekick Ydwin, the Pale Elf. An image of her appears above, giving you some sense of what she'll look like, but we've got a more detailed description of how should could be fleshed out as a complete companion in *Pillars II*, courtesy of Narrative Designer Carrie Patel, as well:

Ydwin, our eighth and final companion (we hope!), is a pale elf rogue/cipher with extensive training as an animancer. She was born in a remote, lawless settlement in the White that Wends, where she witnessed the cruelest extremes of kith and nature. Her observations fueled a fascination with animancy, and she eventually made her way to the Vailian Republics to study. She's since become an accomplished master in the field, and advances with luminous adra in the Deadfire have drawn her to the archipelago.

Let's push hard to unlock Ydwin and get her into the game!

$4.25 Million Stretch Goal - Intelligent Soulbound Weapon

Finally, since we're closing in minute by minute on the incredible goal of $4 million, we thought it would only be fair if we included some information on our stretch goal at $4.25, which will get us one step closer to unlocking Ydwin!


ANNOUNCING!
$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!

Our love for talking weapons goes back long ago, to our days playing pen and paper games, and we have fond memories of Lilarcor from *Baldur's Gate II*. Now it's time for our own talking, intelligent weapon in *Pillars of Eternity II: Deadfire*! This stretch goal at $4.25 million will add a soulbound weapon, which is infused with a personality that can speak to you throughout your adventure.

Final Friday Announcement

To end up, we wanted to let you know what we'll be doing tomorrow, as the campaign winds down:

- **Livestream** - Starting at 9 AM Pacific Time (5 PM GMT) tomorrow and running through the end of the campaign, we will be

livestreaming on our Twitch channel from Obsidian HQ. Enjoy the final hours of the campaign with us as team members come in and out, discuss *Pillars* stuff, Obsidian stuff, random stuff, and just have a good time celebrating our games and our fans. Don't miss it, we want to hang out with you!

- **Reddit AMA** - And speaking of hanging out with you, for all you Redditors out there, we're doing an AMA (Ask Me Anything) on /r/IAMA with Josh, Carrie, Feargus, and other members of the Pillars II team tomorrow, February 24th, at noon Pacific Time (8 PM GMT). So if you have a Reddit account, this is your chance to literally ask us anything. We should be live for about an hour on there, and we will do our level best to get to everyone's questions!
- **Social Media and Forums -** We'll be more active than ever on our Twitter, Facebook, and official forum channels, so if you have questions about the campaign, ping us -- or leave a comment on Fig. We're going to try to be everywhere tomorrow -- we truly believe we can get to that 8th companion with your help!

Thanks again to all of our backers! Whether you're a newcomer just getting updated, or someone who's been with us for the entire campaign, we are going to create a fantastic journey through the Deadfire together!

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Khahil White <khahil@fig.co>

Update #18: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Fri, Feb 24, 2017 at 10:38 AM
To: khahil@fig.co

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Update # 18 - The Home Stretch: $4 M, a new Stretch Goal, and A Reminder

What can we say to our fans, backers, and investors to express our gratitude for your incredible support for *Pillars of Eternity II: Deadfire*? You've exceeded all of our expectations -- and there's still time to take this campaign even higher! At more than $4 million in funding, we're closing in rapidly on our $4.25 million stretch goal of the talking, intelligent weapon for *Pillars II*, and having seen some of the initial ideas the team came up with for this, we want you to know: it will be... freakin'... cool!

However, we also wanted to reveal our next stretch goal at $4.5 million, since -- amazingly -- there's a real possibility we'll reach that before the end of the campaign today! We racked our brains and came up with something we think you're going to love:


ANNOUNCING!
$4.5M - SHIP CREW!
Hire and Manage a Crew for Your Ship!

Ship Crews

Ships alone are pretty awesome, of course, and customizing your ship is even more awesome -- but what about being able to hire and

manage the crew of your ship? For the $4.5 million stretch goal, we are introducing just that! Find, hire, and manage a crew for your ship. Once hired, crew members can be assigned roles on the ship, and will play a role in the events and battles that you encounter at sea. Crew members can gain experience and improve at their roles over time. The crew's skills will improve how effective your ship is in combat situations, and the crew can be assigned to defend your ship in the case that you get boarded by a hostile force. If your crew's morale isn't maintained, their effectiveness will go down, and, if you are a truly terrible captain to them, mutiny can even occur. We are also introducing crew dilemmas that will allow you to take charge and be the captain when they look to you for guidance!

Livestream/AMA

Our Livestream on Twitch is broadcasting as you read this, so come check it out! And don't forget that our AMA starts on Reddit at noon Pacific (8 PM GMT), so if you're a Redditor, head over there and come ask the team some questions!

Thanks to everyone for helping to expand and deepen *Pillars II* and to get us this far! Let's work together to make one, final push!

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Khahil White <khahil@fig.co>

Update #19: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Fri, Feb 24, 2017 at 3:39 PM
To: khahil@fig.co

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Update #19 - PayPal is Live, Fishing, Monsters, and some fun!

We have a few special things to share with you as our campaign comes to an end. First we have a special message in video format made by Adam Brennecke, the executive producer of Deadfire - with some fun behind the scenes footage of the game. We also have a new stretch goal for **$4.75 million - Sea Monsters and Fishing!** We blew by the last stretch goal of $4.25 million and we will now add a Talking Intelligent Weapon to the game, and are on our way to the $4.5 million stretch goal which will add the Ship Crew feature! Amazing! Thank you and party with the developers in the final hours of the campaign on the Twitch stream which is live right now!


GOAL ACHIEVED!
THANK YOU!
$4.25M - INTELLIGENT WEAPON!
Equip a Talking Soulbound Weapon!!

PayPal and the Backer Portal

For those waiting to pay by PayPal, our Backer Portal just went live! eternity.obsidian.net/backer If you aren't able to back through Fig and still want to become a backer of Pillars of Eternity II: Deadfire, you now have the option to pledge via Paypal! Head on over and create an account, or log in using your existing forum credentials. Please note

that if you have already pledged on Fig your pledge has not been moved over to our portal yet.

A Personal Thank You and Behind the Scenes Video


Pre-Alpha Prototype Test Footage

Click to watch

Thanks Adam! Now to the stretch goal!

Sea Monsters and Fishing - $4.75 Million


ANNOUNCING!
$4.75M - SEA MONSTERS, FISHING!
Hunt Sea Monsters and Go Fishing!

As they say, there are a million fish in the sea. And with your new boat, why not drop a hook and see what comes up at the end of the line? In *Deadfire*, fish will provide you with different rest bonuses and give you more recipes to cook up to help you on your adventures. Fishing will trigger scripted interactions on your boat where you can choose various baits you have collected and see what fish you can catch. Different

areas on the world map will have different fish below the surface. You can be an occasional line-dropper or an expert fisherman. And who knows, maybe you'll hook some rare gear or run into sea monsters who have only been spoken of in tales...

- **Kraken** - Once believed to be a legend spread through the Eastern Reach by Aedyran explorers in the Deadfire, krakens have been proven all too real by the numerous ships they have lain to waste at the western edge of Ondra's Mortar. Like enormous, aggressive octopuses, kraken prey on the largest creatures of the sea, including great whales, and are known to smash ships to pieces and devour the entire crew in the span of minutes. Legends abound of an ancient sickly-yellow kraken that has lived since, in the words of the Huana, "Magran's Teeth last roared". According to Captain Verenti of the galleon Brascera, he was pursued by the creature and managed to put a 9 pound cannonball in its right eye, breaking the chase. Other captains have confirmed that the beast now lacks an eye, but its hatred of kith has apparently increased threefold.
- **Polpovir** - The folk-sized polpovir appear to be some sort of squid-like monstrosity that haunts dark coastlines across the Deadfire. Naturalists believe they operate purely on animal instinct, but sailors who have encountered them swear they are driven by some malevolent collective intelligence. The polpovir have barbed tentacles that can propel them on land with frightening speed, massive mouths capable of swallowing an orlan whole, and eerie illuminated antennae that can hypnotize even a well-trained sailor. Huana tribes share information of polpovir sightings and avoid them both of out of fear and reverence. They believe the creatures, whom they call wahēra, are servants of the goddess Ngati (Ondra, to those from the Eastern Reach).
- **Helwater Crabs** - So-named for their habitat, helwater crabs have adapted to life in the searing waters surrounding undersea volcanicvents. The helwater crabs vary in size based on sex, with females being about the size of folk, males the size of aumaua. The males are feared for their incredibly tough shells and powerful claws, capable of causing shocking wounds in even well-armored

foes. The females possess a dangerous defensive weapon they can unleash against careless kith who assume their smaller size means they are less dangerous. While not tending to their nests, females store boiling-hot water from thermal vents in a large internal sac, where it can remain insulated for hours. They can release the water with great force, propelling them backward and fatally-scalding the poor souls caught in the blast. Though naturalists believe helwater crabs do not attack kith to eat them, they are extraordinarily defensive of their nests, which sailors and explorers unwittingly pass by.

- **Maiden of the Depths** - Sailors throughout the Deadfire fear the cry of the Maiden of the Depths and her "court" of handmaidens. With the rough appearance of winged women, handmaidens can be mistaken for some kind of flying kith at a distance. Proximity reveals their true, horrid form: leathery bodies, monstrous heads, talons instead of fingers, and flippers instead of feet. Unfortunately for sailors, most of them are lulled to sleep during the handmaidens' approach by their wordless songs of indescribable beauty. Entire crews have been gently carried to a watery grave by a flock of singing handmaidens. There are dozens of legends and rumors about why handmaidens prey on ships. Most of them revolve around an enigmatic figure known as the Maiden of the Depths, a being of massive power that supposedly commands the entire host.

With this stretch goal we will add fishing and new sea monsters that you may encounter while sailing on the seas around *Deadfire*!

Fulvano's Voyage Comes to an End

Fulvano's next discovery is the Splintered Reef:

"A thousand broken salutes hailed me from the rocky shoal"

The Splintered Reef is a mass of abandoned ships that doggedly cling to each other, forever trapped in the aftermath of a naval battle. None could tell from the wretched monument who fought or for what purpose, as only silence and the dead seem to have won.

After 10 discoveries of new islands, including a pirate hideout, a three level dungeon, an island of slavers, and a ship graveyard, Fulvano's journey sadly has come to an end! He encountered one of the deadly creatures of the Deadfire and is now headed to a new adventure. Thank you to everyone who participated in making Fulvano's voyage possible! And special thanks to Matt Hansen, our wonderful concept artist, who brought Fulvano's Voyage to life over the past few weeks.


I. Balefire Beacon
II. Dunnage
IV. Tempest's Turn
IX. Radiant Court
III. The Drowned Barrows


V. Drowned Barrows
Dungeon
VIII. Drowned Barrows
Depths
VI. Ori o Koiki
VII. Crookspur Island
X. Splintered Reef


My seafaring days behind me, I made for the frontier of the Eastern Reach, where tranquility awaits.
-F.

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Khahil White <khahil@fig.co>

Update #20: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Tue, Feb 28, 2017 at 10:12 AM
To: khahil@fig.co

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fig

Update #20 - A Big Thank You for $4.4 Million!

We've reached the end of the official campaign on Fig, and it has been an amazing ride. We want to let you know how much it means to all of us on the Pillars of Eternity II: Deadfire team that you supported us with your thoughts, your contributions, and your feedback throughout the campaign. Pillars II has grown and become bigger and better than we ever imagined when we first set out at the start of this journey.


Thank You!

$4.4 Million!

After a month-long campaign and a myriad of announcements and new additions, we were able to exceed our initial funding goal of $1.1 million by more than 400%! This makes Pillars of Eternity II: Deadfire the most crowdfunded video game since 2015, and exceeds the number achieved by Pillars I. With more than 33,600 backers, Pillars II became the most popular project ever on Fig. We're so excited about what we were able to achieve together.

Slacker Backers

If you missed out on backing us (or know someone who did), have no fear! You can still back Pillars II via the Slacker Backer Pledge button on Fig, or over at obsidian.net. For 60 days after the campaign ends (about 57 of which are left), backers can continue to pledge and receive backer rewards as if they contributed during the campaign! Even better, these contributions will count toward our remaining stretch goals of $4.5, $4.75, and $5 million dollars, which are:

- **$4.5 M - Ship Crew**: Hire and manage a crew for your ship
- **$4.75 M - Sea Monsters and Fishing**: Hunt gigantic monsters on the high seas, and go fishing
- **$5.0 - 8th Companion**: Ydwin joins the party as a full companion

When Can I Link My Pledge to the Backer Portal?

Once Fig has confirmed all of the pledges, we will be migrating them over to our Backer Portal. This will take 2-3 weeks. Once that is done, we'll let you know in an update when you can link your Fig pledge to the Backer Portal. This allows you to upgrade to a different tier if you'd like, add more add-ons, confirm your pledge, and obtain any rewards we have available now (like Pillars of Eternity I, The White March expansion, the Tyranny coupon, and Cooking With Tim vol. 1).

Thank You

Thank you for helping us make Pillars II the best game it can possibly be. We're so excited to be bringing our game to you early next year,

and to watch it grow in scope from what we'd originally planned. Thank you for all of your requests and support. Because of you, Pillars II is possible.

We will continue to update you weekly about Pillars II art, lore, design, and overall progress on the game, so stay tuned!

Until next time, fellow adventurers!

View this update on the web

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Khahil White <khahil@fig.co>

Update #21: Pillars of Eternity II: Deadfire by Obsidian Entertainment

1 message

Fig <help@fig.co> Wed, Mar 1, 2017 at 2:18 PM
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fig

Update # 21: $4.5 Million Attained! Ship Crews Unlocked!

We wanted to let all of you fans and backers know that we've hit **$4.5 million** and unlocked another stretch goal, the ability to find and hire crews for your ship!


GOAL ACHIEVED!
THANK YOU!
$4.5M - SHIP CREW!
Hire and Manage a Crew for Your Ship!

Before we kick off, though, we're giving a quick shout out to one of our favorite titles: Torment: Tides of Numenera from our good friends at inXile Entertainment, which was just released yesterday! Just like *Pillars II*, *Torment* is an isometric, party-driven, cRPG, but *Torment* takes its inspiration directly from *Planescape: Torment* and the award-winning Numenera pen-and-paper RPG by Monte Cook. Having played *Torment,* we feel *Pillars II* fans will enjoy its unique setting, beautiful art, and intricate gameplay.


TORMENT
TIDES OF NUMENERA

Now, back to the stretch goal! If you recall, **Ship Crews** offer a whole new layer of interactivity for player ships: Find, hire, and manage a crew. Once hired, crew members can be assigned roles on the ship, and will play a role in the events and battles that you encounter at sea. We are also introducing crew dilemmas that will allow you to take charge and be the captain when they look to you for guidance!

This also puts in reach our next two goals: **Sea Monsters and Fishing** at $4.75 million and, of course, our **8th Companion, Ydwin**, at $5 million. As a reminder, the *Pillars II* developers gave some details on how Sea Monsters and Fishing would work in a previous update.


Next Stretch Goal
$4.75m - Sea Monsters, Fishing!
Hunt Sea Monsters and Go Fishing!

In Deadfire, fish will provide you with different rest bonuses and give you more recipes to cook up to help you on your adventures. Fishing will trigger scripted interactions on your boat where you can choose various baits you have collected and see what fish you can catch. Different areas on the world map will have different fish below the surface. You can be an occasional line-dropper or an expert fisherman. And who knows, maybe you'll hook some rare gear or run into sea monsters who have only been spoken of in tales...

We're excited to see if we can achieve the next two goals before the 60-day slacker-backer period is up!

So check out *Torment* and when you're ready, spread the word about our latest stretch goal achievements. Let's get to $5 million!

View this update on the web

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Khahil White <khahil@fig.co>

Update #23: Pillars of Eternity II: Deadfire by Obsidian Entertainment

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Fig <help@fig.co> Tue, Mar 14, 2017 at 2:48 PM
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fig

Update #23 - Creature Feature - All About Naga!

Welcome, fellow wanderers! It's been a week, but we have quite a few new tidbits to share with you. First: we wanted to let you know that we're drawing ever closer to our goal of $4.75 million - sea monsters and fishing in *Pillars of Eternity II: Deadfire*.


NEXT STRETCH GOAL
$4.75M - SEA MONSTERS, FISHING!
Hunt Sea Monsters and Go Fishing!

How are we getting more funds to the campaign? Simple: through "slacker" backers. There are two ways you can back us:

- **Right here on Fig** - Just click the Slacker Backer button to back us, change how you've already backed us, or add an add-on item to your order.
  - Our current total earnings from Slacker Backers on Fig is right about **$84,000.**
- **Through Our Backer Portal** - Head on over to the Deadfire Backer Portal to back us there. Also, you'll want to register at the backer portal in order to set up your order for fulfillment, whether you backed us via Fig or the portal. Plus, the backer portal is PayPal

compatible, so if you want to use PayPal, that's where you'll want to go!

- Our current total earnings from Slacker Backers on our portal is about: **$63,500**.

That puts our total earnings from Slacker Backers at around **$147,500**, and our overall campaign total at just over **$4.55 million**. There are **42 days remaining** until we stop accepting Slacker Backers. You have until **April 25th**, so reach our $4.75M stretch goal, and eventually $5M for our awesome 8th companion, Ydwin!

And now, an introduction to one of our creatures in *Pillars II!*

All About Naga



Behold the intimidating and cunning naga, one of our many types of creatures in *Pillars II*:


Massive mole skulls for pauldrons
Cloth
Any painted leather marked with a ( ) should be worn and cracked like above.
Iron
leather
Gold
Basic Naga
leather
Cloth
Warrior
All leather elements should standard cow- or buck-hide.
Skirmisher
Shaman
Bone disks
Charred Bone
Obsidian shards
All leather elements should be alligator-like Leather
Cloth
leather
Iron
Polished blackened Iron
leather
leather
Cloth
Fire Naga
Warrior
Skirmisher
Shaman
Cloth
leather
All leather elements should be shark hide.
Long, striped, curling shells
Silver
Coral
leather
leather
Gull feathers for arrows
Cloth
Coral Naga
Warrior
Skirmisher
Shaman
Polished Coral

Variants, Types & Abilities

There are three variants of naga with their own resistances and weaknesses:

- Naga (Poison)

- Resistances: Poison
- Weaknesses: None

- Flame Naga (Fire)
  - Resistances: Dexterity Afflictions (Hobbled, Immobilize, Paralyze), Piercing Resistance
  - Weaknesses: Slashing, Water
- Coral Naga (Water)
  - Resistances: Dexterity Afflictions (Hobbled, Immobilize, Paralyze), Piercing Resistance
  - Weaknesses: Slashing, Shock

The variants can be further broken down into types, each with their own unique abilities:

- Warriors: The least intelligent type of naga. These are brutes focused primarily on dealing melee damage.
- Skirmishers: Also known as archers. Skirmishers are the most venomous, cunning, and deadly.
- Shamans: Spiritual and political leaders. Most intelligent and Druid/Priest casters.

Abilities broken down by variants and type:

Naga Variant	Type	Abilities
Coral	Warrior	Melee Attack with Weapon Melee Offhand Attack with Bite Coral Naga Spit Death Throe
	Skirmisher	Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Water Elements, Restoration) Coral Naga Spit Death Throe
Flame	Warrior	Melee Attack with Weapon Melee Offhand Attack with Bite Death Throe
	Skirmisher	Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Fire Elements, Decay) Death Throe
Poison	Warrior	Melee Attack with Weapon Melee Attack with Bite Rears Up Death Throe
	Skirmisher	Envenomed Arrows Strafe Fire Ranged Bow Attack Melee Sharpened Bow Attack Death Throe
	Shaman	Melee Attack with Claws Bite Attack Druid Spells (Flora, Creatures and Restoration Domains) Death Throe

Lore

Naga are a species of intelligent, reptilian wilder. They are native to many islands in the Deadfire Archipelago, and their various subspecies have adapted to a variety of conditions present there, including jungles, coral atolls, and volcanic slopes.

Social by nature, they tend to live in large groups, often under the guidance of spiritual leaders. Most are highly religious and consider

themselves more sensitive to the will of the gods than kith societies, which has led to violent confrontations between the native naga and the many newcomers to Deadfire. On the other hand, they maintain neutral relationships with most Huana tribes.

Their long-established oral tradition tells of the cataclysmic devastation of the archipelago millennia ago, and of the kith misdeeds that preceded it. Many attribute naga hostilities to these tales and to the mistrust they engender.



As development continues, we will update you with more in-game footage, animations, and information about the naga and other creatures living within Deadfire.

Thanks for reading, and stay tuned for our Backer Portal update!

View this update on the web


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Obsidian Plays - OEW Live! (WWE 2K17) For Extra Life
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Mar 6

Tomorrow night (3/7) the Obsidian Plays crew will return and finish off Resident Evil 1 HD! Join us at our regular start time of 7:00PM PST.

2qup2 Mar 8
are helmets going to have abilities like in the white march or mostly cosmetic like in base poe1
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Join us on February 24th at 9AM PST-5PM PST as we'll be playing Pillars of Eternity 1 and hanging out with the development team as we count down the final moments of our Fig campaign for Pillars of Eternity II: Deadfire!

8 | 2 | 1

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Thanks everyone for hanging out for the Tyranny stream! We'll be right back soon for our Wednesday night Multiplayer Stream for Extra Life!



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Obsidian Entertainment specializes in creating the most engrossing role-playing experiences around.
We are committed to deliver fans and newcomers alike the most compelling RPGs in the world. Our trailblazing teams of designers and developers are hard at work on a host of exciting new projects.



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Pillars of Eternity 2 is the biggest crowdfunding success since 2015

Obsidian raises 400 percent of its goal

by Charlie Hall | @Charlie_L_Hall | Feb 24, 2017, 8:38pm EST

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Obsidian Entertainment

Pillars of Eternity 2: Deadfire is now the most-funded video game on any crowdfunding platform since 2015. Obsidian Entertainment's crowdfunding campaign for *Pillars of Eternity 2* wrapped up today with $4.4 million in pledges from more than 33,000 backers — the biggest success in the Fig platform's short history.

The campaign's original goal was $1.1 million.

Obsidian pitched *Pillars of Eternity 2* as a direct sequel to the first title in the series, *Pillars of Eternity*, which itself was released in 2015. Like the original, *Pillars of Eternity 2* is an isometric role-playing game. It will take players into a new part of the world of Eora, on the hunt for a 700-foot tall statue possessed by a reborn god. The team has promised a long single-player campaign, smaller parties along with a reworked combat system and user interface.

Stretch goals that have helped push the game over the $4 million mark include the addition of a player-owned ship, which will be a kind of mobile headquarters. A statue on offer also seems to hint that players will be fighting with that stone god from the deck of their ship as it rises up out of the ocean.



The player-owned ship being offered in *Pillars of Eternity 2: Deadfire.* | Obsidian Entertainment

The first title in the series began on Kickstarter, where it earned more than $3.98 million in 2012. It remains among the top 25 most-funded projects ever on that platform. In 2015, Obsidian announced that it would take a seat on the advisory board at Fig, a new crowdfunding platform that bends rewards-based crowdfunding with equity investment. *Pillars of Eternity 2* is their first project to be hosted on the platform, and the most successful one at that.

Crowdfunding on Kickstarter as a whole was down for the first time last year. The games category itself was down nearly 60 percent. The last big year for that platform was 2015, when *Shenmue 3* earned more than $6.3 million and *Bloodstained* earned more than $5.5 million. The success of *Pillars of Eternity 2*, and Fig generally, speaks to its place as a significant competitor.

IN THIS STORYSTREAM

Fig is an equity crowdfunding platform built for video games

- Pillars of Eternity 2 is the biggest crowdfunding success since 2015
- Pillars of Eternity 2 campaign clears $3 million

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February 22 at 10:29am ·

Obsidian Entertainment Pillars of Eternity II Fig campaign ends in two days. Here's today's exciting update and news from the team:

"We can finally confirm what we've been keeping secret this whole time: a new and exciting feature that takes the Pillars of Eternity experience to a completely new stage, which adds open-world exploration and discovery to the gameplay on both land and at sea! As many of you guessed correctly, in Deadfire you can be the captain of your own ship. With ships, you have the power to play the game differently; now, you can freely explore the islands of the Deadfire using the new world map."

More here:
https://www.fig.co/campaigns/deadfire?update=277#updates



Pillars of Eternity II: Deadfire Crowdfunding Campaign

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intricate world design, and tactical combat. Pillars II will be available on PC, Mac, and...

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February 21 at 11:30am ·

Well... Seems like the Fig campaign - http://fig.co/solo - is coming to an end, right? We are speechless for all the support received since it all began. It's ...

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February 21 at 2:06pm ·

Great article on Polygon about Pillars of Eternity II and Fig.

Getting to final three days of Pillars of Eternity crowdfunding campaign on Fig.

Fig campaign link: https://www.fig.co/campaigns/deadfire

Polygon article link: http://www.polygon.com/…/pillars-of-eternity-2-deadfire-fun…


PILLARS OF ETERNITY II
DEADFIRE

Pillars of Eternity 2 campaign clears $3 million

NEWS

Pillars of Eternity 2 campaign clears $3 million

A milestone for the devs at Obsidian and the Fig platform alike

by Charlie Hall | @Charlie_L_Hall | Feb 21, 2017, 5:00pm EST

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PILLARS OF ETERNITY II
DEADFIRE

The official logo for *Pillars of Eternity 2: Deadfire*. | Obsidian Entertainment

The crowdfunding campaign for *Pillars of Eternity 2: Deadfire* hit a major milestone yesterday by raising over $3 million. It's the third Fig campaign to do so and, with more than 26,000 backers, it's become the single most-backed campaign on the platform.

Pillars of Eternity 2 is the direct sequel of the 2015 title from Obsidian Entertainment, a computer role-playing game in the classic, isometric style of *Baldur's Gate* and *Planescape: Torment*. The original was notable for its length and narrative complexity, but also for being one of the biggest Kickstarter success stories, raising nearly $4 million on the platform in 2012.

Since then, the team at Obsidian has thrown in their lot with Fig, which offers traditional rewards-based options as well as equity crowdfunding. Obsidian's own chief executive officer Feargus Urquhart even sits on Fig's advisory board, alongside members of the teams at Double Fine, InXile and Harmonix.

RELATED

Crowdfunding for video games was way down in 2016

Pillars of Eternity 2 is the third game to earn more than $3 million. In January, Double Fine's *Psychonauts 2* became the first $3 million campaign on Fig, finishing with more than $3.8 million with 24,109 backers. Later that year, InXile's *Wasteland 3* finished at over $3.1 million and 17,707 backers. A project by Harmonix, to port *Rock Band 4* to Windows PC failed to raise its goal of $1.5 million, finishing at just 52 percent of that goal in April of last year.

2016 was a wild year for video game crowdfunding generally. Fig weathered an extended period of review by the U.S. Securities and Exchange Commission before it was able to collect money from any of its un-accredited investors. Kickstarter saw its total crowdfunding revenues fall for the first time ever in 2016. The decline was especially steep

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Pillars of Eternity 2 is the third game to earn more than $3 million. In January, Double Fine's *Psychonauts 2* became the first $3 million campaign on Fig, finishing with more than $3.8 million with 24,109 backers. Later that year, InXile's *Wasteland 3* finished at over $3.1 million and 17,707 backers. A project by Harmonix, to port *Rock Band 4* to Windows PC failed to raise its goal of $1.5 million, finishing at just 52 percent of that goal in April of last year.

2016 was a wild year for video game crowdfunding generally. Fig weathered an extended period of review by the U.S. Securities and Exchange Commission before it was able to collect money from any of its un-accredited investors. Kickstarter saw its total crowdfunding revenues fall for the first time ever in 2016. The decline was especially steep in the video game category, which saw a nearly 60 percent decline. Some of that loss could be attributed to Fig; all three of its $3 million-plus campaigns are from companies who saw success on the Kickstarter platform.

The campaign for *Pillars of Eternity 2: Deadfire* ends in three days. You can read more about the game in our feature story.

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January 27 ·

100% in under 24 hours!



[Update] Newly Announced Pillars Of Eternity II: Deadfire Reaches Crowdfunding Goal

The game is using crowd-funding/investment platform Fig.

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[Update] Newly Announced Pillars Of Eternity II: Deadfire Reaches Crowdfunding Goal

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Obsidian has announced that after just one day searching for crowdfunding via the Fig platform, Pillars of

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Eternity II: Deadfire has already reached its goal of $1.1 million, with over 9,700 fans contributing.

Obsidian CEO Feargus Urquhart also sent along his thanks:

We have the best fans in the world. It is amazing how quickly they helped us reach the funding goal for Pillars of Eternity II: Deadfire. Our fans were responsible for the original game's critical and financial success, and we are looking forward to doing it all over again with them for the sequel. For those who reserved Fig games shares, thank you for your trust in us and we look forward to having you share in the potential success of Pillars of Eternity II: Deadfire together.

Original story posted January 26, 2017 at 12:27 PM

Recently Obsidian Entertainment teased a new title called Project Louisiana. While some hoped it would be a return to the Fallout universe, it's actually Pillars of Eternity II: Deadfire – a sequel to the studio's acclaimed isometric, party RPG from 2015.

The game makes use of the decisions and actions from the first title if you've played it, and charges you and your party (featuring new and returning companions) with hunting down the god Eothas, who has returned from the dead from beneath your keep at Caed Nua.

Deadfire takes place in the world of Eora in the Deadfire Archipelago, which introduces a new culture. The citizens here lead their own lives, and this influences the different quests they give you depending on where and when they are. Similarly, the game's fluid weather system has its own effects.

"Our goal for Pillars of Eternity II: Deadfire is to improve on what fans love about the original while adding features our fans want to see," says Obsidian CEO Feargus Urquhart, "truly living cities, more freedom to explore the open world, and pushing what we do best at Obsidian – letting players define and play the role they want to play."

The game is slated for PC, Mac, and Linux, and is using the Fig crowdfunding/investment platform (click here for more info).

You can read more about the game's crowdfunding component and the game itself in the behind-the-scenes announcement video below. Also be sure to check out some screens and art for the game in the gallery.

You can read Miller's review of the first title here.



Pillars of Eternity II: Deadfire Announcement Trailer



Email the author Matthew Kato, or follow on Twitter, and Game Informer.

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Mande Varius Hi. Does buying the boxed edition means I can then use the box key to redeem it on a game platform ? Would that work ? Or does "NO digital copy" means "not at all" ?
January 30 at 2:20am

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January 26 ·

Announcing the newest campaign to launch on Fig! Pillars of Eternity II: Deadfire

fig.co/campaigns/deadfire


PILLARS OF ETERNITY II
DEADFIRE
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February 2 ·

Pillars of Eternity 2 just updated with more info on stretch goals!


Stretch Goals
$1.1m - Fully Funded!
We are fully funded! THANK YOU!
Multi-classing and English, French, & German
$1.4m - Sub Classes!
You can select from 2 sub-classes per class
$1.6m - Level Cap Increase
From Lvl16 -18, plus Russian localization
$1.8m - Seventh Companion
Xoti the priest/monk can join you, and Polish
$2.0m - AI Customization
Player AI scripting for companions, & Spanish
Next Stretch Goal
$2.2m - NPC Portraits
UI Customization, & Italian
$2.4m - Double the V.O.!
Twice as much voice over & Korean

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February 25 at 7:47pm ·

Slacker Backer and Paypal pledges for Pillars of Eternity II : Deadfire will go towards the stretch goals for the next 60 days. Help unlock the Ship Crew!


$4.0M - New Ship Types!
New Ship Types to Own and Customize.
$4.25M - Intelligent Weapon!
Equip a Talking Soulbound Weapon!!
Next Stretch Goal
$4.5M - Ship Crew!
Hire and Manage a Crew for Your Ship!
$4.75M - Sea Monsters, Fishing!
Hunt Sea Monsters and Go Fishing!
$5.0M - 8th Companion!
Adds Ydwin as a Full Companion.

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trallyus @trallyus · Mar 14

Proud to be the 953rd backer of Make Sail on Fig.co! fig.co/campaigns/make… via @playfig even though I am a slacker backer



Make Sail Crowdfunding Campaign

Steer your creations through advanced water and wind simulations. Survive an ocean of storms and beasts to find better parts for better boats. Help us Make Sail.

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trallyus @trallyus · Mar 14

Pillars of Eternity II: Deadfire on Fig.co! fig.co/campaigns/dead… via @playfig needs more slacker backers so we can fish.



Pillars of Eternity II: Deadfire Crowdfunding Camp…

The sequel to one of the highest-rated PC games of all time, Pillars of Eternity II: Deadfire is a party-based, isometric role-playing game with a rich narrative, intric…

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PILLARS OF ETERNITY II
DEADFIRE

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Pillars of Eternity

@TheWorldofEternity

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Pillars of Eternity

January 26 ·

Obsidian Entertainment proudly presents the sequel to our crowdfunded and critically-acclaimed role-playing game, Pillars of Eternity. Welcome to Pillars of Eternity II: Deadfire. Return to the world of Eora and revisit the rich narrative, beautiful environments, and tactical combat that made Pillars of Eternity one of the highest-rated PC games of all time.

Hunt a god. Save your soul.

#Deadfire

https://www.fig.co/campaigns/deadfire


PILLARS OF ETERNITY II
DEADFIRE
Hunt a god. Save your soul.

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TheWorldofEternity
@WorldofEternity

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Pillars of Eternity 2: story, setting, companions and more - everythin...
A few years ago, Obsidian designer Josh Sawyer flipped a map of the Forgotten Realms' Dalelands, stuck some different labels on it and nam...
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InXile Entertainment @Inxile_Ent · Jan 26
Our pals @Obsidian are announcing their new game in the Pillars of Eternity universe, #Deadfire. fig.co/campaigns/dead...


PILLARS OF ETERNITY II
DEADFIRE
Hunt a god. Save your soul.

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TheWorldofEternity followed Josh Sawyer, Larian Studios, Sean Plott and 14 others